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As filed with the Securities and Exchange Commission on June 25, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IKANOS COMMUNICATIONS
(Exact name of Registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation) (State or other jurisdiction of incorporation or organization)	3661 (Primary Standard Industrial Classification Code Number)	94-3326559 (I.R.S. Employer Identification Number)

47669 Fremont Boulevard
Fremont, CA 94538
(510) 979-0400
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Rajesh Vashist
President and Chief Executive Officer
47669 Fremont Boulevard
Fremont, CA 94538
(510) 979-0400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John T. Sheridan, Esq.
Arthur F. Schneiderman, Esq.
Joilene W. Grove, Esq.
Larry S. Adkison, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$85,000,000	$10,769.50

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2004

PROSPECTUS

            Shares
Common Stock

This is our initial public offering of common stock. We are selling            shares of our common stock and the selling stockholders named in this prospectus are selling            shares. We will not receive any proceeds from the sale of the shares by the selling stockholders.

No public market currently exists for our common stock. We expect the initial public offering price to be between $            and $            per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "IKAN."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Ikanos (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to            additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                        , 2004.

Joint Book-Running Managers

Citigroup	Lehman Brothers

UBS Investment Bank	Wachovia Securities

                        , 2004

[Product summary and network connectivity diagram illustrating fiber extension over copper lines and VDSL over copper lines]

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Until                        , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed under the caption "Risk Factors." Throughout this prospectus, the terms "Ikanos," "we," "our" and "us" refer to Ikanos Communications, Inc., a Delaware corporation, and its subsidiaries, and prior to our reincorporation in Delaware, Ikanos Communications, a California corporation, and its subsidiaries unless otherwise indicated.

Ikanos Communications

        We are a leading developer and provider of highly programmable semiconductor solutions that enable fiber-fast broadband connectivity over telephone companies' existing copper lines. We have developed integrated chipset solutions for the fiber-fast broadband market using our proprietary communications algorithms and protocols, unique digital signal processor architecture, advanced semiconductor design methodologies and mixed-signal circuit design techniques. We use the term "fiber-fast" to refer to transmission rates from 50 megabits per second, or Mbps, to 100 Mbps to download or receive information "downstream" and from 30 Mbps to 50 Mbps to send information "upstream." We believe that we are the only company to offer integrated chipset solutions with a programmable architecture to support multiple technologies used in fiber-fast broadband deployments. With equipment based on our chipsets, telephone companies, or carriers, are able to leverage their existing copper infrastructure to provide fiber-fast broadband access, thereby enabling cost-effective delivery of advanced digital media, video and communications applications.

        Our customers consist primarily of large communications original equipment manufacturers, or OEMs, that sell to leading carriers. Our chipset solutions have been designed into equipment offered by leading OEMs including: Dasan Networks, Inc., ECI Telecom, Ltd., Huawei Technologies Co., Ltd., Marconi Corporation plc, Millinet Co., Ltd., NEC Corporation, Salira Optical Network Systems, Inc., Siemens AG, Sumitomo Electric Industries, Ltd., UTStarcom Incorporated, Vinci Systems Inc., Wins Communications Co., Ltd., Woojyun Systec Co., Ltd., ZTE Corporation and ZyXEL Communications Corp. Our OEM customers have sold systems that include our chipsets to the following major carriers: Belgacom, Chunghwa Telecom Co., Ltd., KDDI Corp., Korea Telecom, Corp., Nippon Telegraph & Telephone Corp. and Softbank BroadBand. Our net revenue increased from $4.8 million for the three months ended March 31, 2003 to $14.3 million for the three months ended March 31, 2004.

Ikanos Product Lines

        We offer multiple product lines that are designed to address different segments of the fiber-fast broadband communications market:

  •
  Through our Fx and FxS family of products, we address the fiber extension over copper market at speeds up to 100 Mbps downstream and up to 50 Mbps upstream; and

  •
  Through our SmartLeap and CleverConnect family of products, we address the very high bit rate digital subscriber lines, or VDSL, over copper market at speeds up to 50 Mbps downstream and up to 30 Mbps upstream.

The Market Opportunity

        The growth of the Internet, the proliferation of digital media and the advancement of communications infrastructure have fundamentally changed the way people work, shop, entertain and communicate. According to Gartner Dataquest, or Gartner, in 2003, there were over 488 million Internet subscribers worldwide. Of these subscribers, approximately 257 million were accessing the Internet through dial-up connections at speeds of up to 56 kilobits per second, or Kbps. Dial-up users typically use their connections for email and low-bandwidth Internet access. Comparatively, approximately 86.5 million subscribers were using first generation broadband, such as digital subscriber lines, or DSL, or cable modems, for faster downloading of data. We believe that typical first generation broadband downstream speeds are one Mbps and upstream speeds are 256 Kbps, which limit users to sending and receiving emails with attachments and utilizing low-bandwidth Internet access and some multi-media applications.

        Today, users are increasingly demanding access to advanced digital media, video and communications applications that require high speed rates for effective downstream and upstream transmission. These applications include broadcast television, high definition television, or HDTV, video on demand, or VOD, peer-to-peer file sharing, sending and receiving digital media such as music, photos and videos, video conferencing, online gaming and game hosting and voice transmission over the Internet protocol, or VoIP. In response to the proliferation of digital media and the demand for higher transmission speeds, certain carriers are offering fiber-fast broadband services to their subscribers. Fiber-fast broadband enables or improves the users' experience with many of the current and emerging applications that are constrained by first generation broadband access.

        The majority of users today connect to the Internet and other communications networks through carriers' copper lines. There is an enormous disparity between bandwidth in the carriers' fiber backbone network and the bandwidth to end users. Deploying fiber directly to the end user is cost prohibitive and time consuming. Our solutions enable carriers to bridge the bandwidth gap between fiber and copper using existing copper lines, thereby enabling the cost-effective and timely deployment of fiber-fast broadband services to allow delivery of advanced digital media, video and communications applications.

The Ikanos Solution

        Key benefits of our solutions for our OEM customers and the carriers they serve are:

  •
  Enabling the delivery of advanced digital media and communications applications. Our current chipset solutions provide fiber-fast broadband speeds of up to 100 Mbps downstream and up to 50 Mbps upstream, which are the highest transmission speeds currently achievable over copper telephone lines. These speeds enable carriers to deliver advanced digital media, video and communications applications such as broadcast television, HDTV, VOD, peer-to-peer file sharing, sending and receiving digital media such as music and photos, video, online gaming and game hosting, video conferencing and VoIP, as well as traditional telephony services.

  •
  Improving time-to-market with programmable systems-level solutions. Our solutions are programmable through our software, which allows our OEM customers to provide a single line card, instead of multiple line cards and products, and to support multiple international standards and spectrum allocation specifications. Our systems architects' understanding of our OEM customers' systems enables us to design our solutions to accelerate our OEM customers' time to market.

  •
  Cost-effective, fiber-fast transmission over existing infrastructure. Our solutions minimize carriers' capital expenditures and costs because they enable transmission of signals at fiber-fast speeds over their existing telephone copper lines. As a result, carriers can leverage their previous investments in their access network infrastructure to deliver advanced revenue-generating services to their customers. Our solutions are also compatible with carriers' existing systems, enabling these carriers to add line cards without having to replace existing systems, thus lowering upfront capital expenditures and reducing inventory costs.

  •
  End-to-end solutions. We offer chipset solutions for carrier networks as well as for subscriber premise equipment. We ensure seamless interoperability by providing end-to-end solutions for the network end and the customer premises end.

  •
  Proven technology. We have shipped chipsets to enable over three million ports, and our solutions are deployed by OEMs and leading carriers. A port is the physical connection between the fiber network and the copper line as well as between the copper line and the customer premises. Our OEM customers and the carriers they serve conduct extensive system-level testing and field qualification of a new solution over a six to 18 month period to ensure that it meets performance, standards compliance and stability requirements before that solution is approved for mass deployment.

Our Strategy

        Our objective is to be the leading developer and provider of highly programmable semiconductor solutions targeted at the fiber-fast broadband market. In addition, we intend to expand into new applications and adjacent markets. The principal elements of our strategy are:

  •
  Leverage our market and technology leadership positions to accelerate deployment of our solutions around the world.

  •
  Capitalize on our existing OEM and carrier relationships to ensure we continue to meet their technological and product requirements.

  •
  Leverage our technology capabilities to pursue new market opportunities through developing new products and establishing partnerships.

  •
  Rapidly expand our geographic presence by aggressively growing our sales team, technical support organization and third-party sales channels to broaden our customer reach on a global basis.

  •
  Capitalize on our fabless operating model by outsourcing manufacturing, testing and assembly in order to maximize our growth opportunities while minimizing the use of our capital.

Corporate Information

        We were incorporated as a California corporation in April 1999. Prior to the completion of the offering, we intend to reincorporate as a Delaware corporation. Our principal executive offices are located at 47669 Fremont Boulevard, Fremont, CA 94538. Our telephone number at that location is (510) 979-0400. Our website address is www.Ikanos.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. We were incorporated in 1999 as Velocity Communications and changed our name to Ikanos Communications in December 2000.

        Ikanos Communications, SmartLeap and CleverConnect are our registered trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock to be offered:
by us	shares
by the selling stockholders	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
We estimate that the net proceeds to us from the sale of shares of common stock that we are offering will be $ , assuming an offering price of $ , which is the mid-point of the range provided on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $ million. We intend to use the net proceeds of the offering that we receive for general corporate purposes, including working capital and capital expenditures, and potential investments and acquisitions. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.
Over-allotment option	We have granted the underwriters a 30-day option to purchase from us from time to time up to an additional of our shares of common stock to cover over-allotments.
Proposed Nasdaq National Market symbol	IKAN

        The number of shares of our common stock to be outstanding immediately after the offering is based on shares of common stock outstanding as of June 1, 2004. This information excludes:

  •
  30,655,850 shares of common stock issuable upon the exercise of outstanding stock options as of June 1, 2004, with exercise prices ranging from $0.03 to $0.67 per share and a weighted average exercise price of $0.22 per share;

  •
  9,140,549 shares of common stock available for future issuance under our 1999 Stock Option Plan as of June 1, 2004; and

  •
  shares of common stock to be available for issuance under our 2004 Equity Incentive Plan (which shares shall solely constitute (1) such number of shares under our 1999 Stock Option Plan that have not been granted as of the date of the offering and (2) shares that have been returned to the 1999 Stock Option Plan on or after the offering as a result of the termination of options or the repurchase of shares) and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan, each plan to be effective upon the completion of the offering. The 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan contain provisions that automatically increase share reserves under the plans each year, as more fully described in "Management—Benefit Plans."

        Except as otherwise indicated in this prospectus, information in this prospectus assumes:

  •
  the automatic conversion of all our outstanding convertible preferred stock into 182,822,451 shares of common stock upon the closing of the offering;

  •
  the exercise of warrants to purchase 1,703,739 shares of our preferred stock, with a weighted average exercise price of $0.8518 per share, which will convert into the right to receive 1,703,739 shares of common stock effective upon the closing of the offering (such warrants may be exercised on a cashless basis upon the election of the holders);

  •
  the underwriters' over-allotment option will not be exercised to purchase additional shares in the offering; and

  •
  the completion of our reincorporation into Delaware prior to the offering.

Summary Consolidated Financial Data

        The following table presents our historical summary consolidated financial data. You should read this information together with the information included under the captions "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$—	$—	$—	$4,116	$29,045	$4,808	$14,272
Costs and expenses:
Cost of revenue (1)	—	—	—	4,122	28,603	4,695	11,730
Research and development (1)	954	10,611	15,418	16,775	19,021	4,560	4,169
Selling, general and administrative (1)	328	1,248	2,100	3,676	6,048	1,366	2,062
Employee stock-based compensation	—	—	—	—	5,265	117	1,227

Total operating expenses	1,282	11,859	17,518	24,573	58,937	10,738	19,188

Loss from operations	(1,282)	(11,859)	(17,518)	(20,457)	(29,892)	(5,930)	(4,916)
Interest income (expense), net	10	315	(188)	(6)	22	(8)	(6)

Loss before income taxes	(1,272)	(11,544)	(17,706)	(20,463)	(29,870)	(5,938)	(4,922)
Income taxes	—	—	—	—	—	—	—

Net loss	$(1,272)	$(11,544)	$(17,706)	$(20,463)	$(29,870)	$(5,938)	$(4,922)

Basic and diluted net loss per share	$(0.76)	$(3.04)	$(3.30)	$(3.00)	$(3.60)	$(0.77)	$(0.34)

Shares used in computing basic and diluted net loss per share	1,671	3,801	5,358	6,827	8,301	7,674	14,498

Pro forma basic and diluted net loss per share (2)					$(0.18)		$(0.03)

Shares used in computing basic and diluted pro forma net loss per share					166,108		178,042

(footnotes on following page)

	March 31, 2004
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Balance Sheet Data(3):
Cash and cash equivalents	$17,660	$19,111	$
Working capital	19,849	21,300
Total assets	31,122	32,573
Short and long-term debt and capital lease obligations	1,459	1,459
Convertible preferred stock	98,955	—
Total stockholders' equity (deficit)	(76,965)	23,441

(1)
Amounts for 2003 and for the three months ended March 31, 2003 and 2004 exclude amortization of employee deferred stock based compensation as follows, as these amounts have been aggregated and are reported separately as employee stock-based compensation:                                                   .

	Fiscal Year Ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Costs and expenses:
Cost of revenue	$—	$—	$—	$—	$74	$41	$10
Research and development	—	—	—	—	2,399	12	276
Selling, general and administrative	—	—	—	—	2,792	64	941

Total amortization of employee stock-based compensation	$—	$—	$—	$—	$5,265	$117	$1,227

(2)
For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements included elsewhere in this prospectus. Pro forma basic and diluted net income per share is presented for 2003 and the three months ended March 31, 2004 to reflect per share data assuming the conversion of all of our preferred stock into common stock, which will occur upon the closing of the offering, as if the conversion had taken place at the beginning of 2003 and the exercise of warrants to purchase 1,703,739 shares of preferred stock with a weighted average exercise price of $0.8518 per share which will convert into the right to receive 1,703,739 shares of common stock effective upon the closing of the offering.

(3)
The balance sheet data is a summary of our balance sheet data as of March 31, 2004:

•
on an actual basis;

•
on a pro forma basis to give effect to (a) the automatic conversion of all of our outstanding shares of convertible preferred stock into 179,559,555 shares of common stock and (b) the assumed exercise of warrants to purchase 1,703,739 shares of our preferred stock, with a weighted average exercise price of $0.8518 per share, which will convert into the right to receive 1,703,739 shares of common stock effective upon the closing of the offering, (such warrants may be exercised on a cashless basis upon the election of the holders); and

•
on a pro forma as adjusted basis to give effect to the sale of     shares of common stock in the offering at an assumed initial public offering price of $     per share, which is the mid-point of the range provided on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and our quarterly operating results may fluctuate significantly. As a result, we may fail to meet or exceed our forecasts or the expectations of securities analysts or investors, which could cause our stock price to decline.

        We have a limited operating history which makes it difficult to evaluate our prospects. While our commercial operations began in 1999, we did not begin commercial shipments of our products until the fourth quarter of 2002. Since then, our quarterly net revenue and operating results have varied significantly and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. If our operating results do not meet the expectations of securities analysts or investors, the market price of our common stock may decline. Fluctuations in our operating results may be due to a number of factors, including, but not limited to, those identified throughout this "Risk Factors" section. As a result, you should not rely on quarter to quarter comparisons of our operating results as an indicator of future performance.

We have incurred net losses since our inception and may incur losses in the future. We may not be able to generate sufficient net revenue in the future to achieve or sustain profitability.

        We have incurred significant net losses since our inception and, at March 31, 2004, we had an accumulated deficit of $85.8 million. To achieve or sustain profitability, we will need to generate and sustain higher net revenue while maintaining reasonable cost and expense levels. We expect to increase expense levels to support increased research and development efforts related to new and existing product development and sales and marketing efforts. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our cost and expenses in a timely manner to offset any shortfall of sales. We may not be able to achieve profitability at all, and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

If demand for our chipsets declines or does not grow, we will be unable to increase or sustain our net revenue and our business will be severely harmed.

        We derive substantially all of our net revenue from the sale of chipsets for the fiber-fast broadband market. We currently expect our chipsets to account for substantially all of our net revenue for the foreseeable future. If we are unable to develop new products to meet our customers' demand in a timely manner or demand for our chipsets declines or fails to grow as a result of competition or technological changes, it would harm our business. The markets for our products are characterized by frequent introduction of new chipsets, short product life cycles and significant price competition. If we or our OEM customers are unable to manage product transitions in a timely and cost-effective manner, our business would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which would increase our cost of revenue and adversely affect our operating performance.

The average selling prices of products have historically decreased rapidly and will likely do so in the future, which could harm our net revenue and profitability.

        The products we develop and sell are used for high volume applications and are subject to rapid declines in average selling prices. We have lowered our prices significantly at times to gain market share, and we expect that we will continue to reduce prices in the future. Offering reduced prices to one customer could impact our average selling prices to all customers. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our sales volumes, or if we are unable to reduce our costs and expenses or develop new or enhanced products on a timely basis with higher selling prices. We expect to increase our research and development expenses to develop future products and increase spending on our sales and marketing efforts. This continued spending would have an adverse impact on our operating results if our net revenue does not continue to grow faster than our cost of revenue or expenses.

Because we depend on a few significant customers for a substantial portion of our net revenue, the loss of any of our key customers, our inability to continue to sell existing and new products to our key customers in significant quantities or our failure to attract new significant customers could adversely impact our net revenue and harm our business.

        We derive a substantial portion of our net revenue from sales to a relatively small number of customers. As a result, the loss of any significant customer would materially and adversely affect our financial condition and results of operations. The following OEM customers accounted for more than 10% of our net revenue for any one of the periods indicated. Sales made to these OEMs were made through the indicated third-party sales representatives:

		Percentage of our net revenue for year ended December 31,		Percentage of our net revenue for three months ended March 31,
OEM Customer
	Sales Representative	2002	2003	2003	2004
NEC Corporation (Magnus)	NEC Corporation (USA)	52.1%	43.8%	34.3%	44.0%
Sumitomo Electric Industries, Ltd.	Altima	28.8	17.3	19.5	24.1
Dasan Networks, Inc.	Uniquest Corporation	0.5	8.6	3.3	12.4
Millinet Co., Ltd.	Uniquest Corporation	0.5	9.3	0.1	12.2

        We expect that a small group of OEM customers, the composition of which has varied over time, will continue to account for a substantial portion of our net revenue in 2004 and in the foreseeable future. Accordingly, our future operating results will continue to depend on the success of our largest OEM customers and on our ability to sell existing and new products to these customers in significant quantities. Demand for our chipset products is based on carrier demand for our OEM customers' systems products. Accordingly, a reduction in growth of carrier deployment of fiber-fast broadband services would adversely affect our product sales and business.

        In addition, our longstanding relationships with some of our larger OEM customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing OEM customers, we may offer certain customers favorable prices on our products. If these prices are lower than the prices paid by our existing OEM customers, we may have to offer the same lower prices to certain of our customers. In that event, our average selling prices would decline. The loss of a key customer, a reduction in sales to any major customer or our inability to attract new significant customers could harm our business.

We rely on a limited number of independent subcontractors to manufacture, package and test our current products, and our failure to secure and maintain sufficient capacity with these subcontractors could impair our relationships with customers and decrease sales, which would adversely affect our business.

        We are a fabless semiconductor company in that we do not own or operate a fabrication or manufacturing facility. Five outside factory subcontractors located in Taiwan, Austria, Malaysia and Singapore manufacture, assemble and test all of our semiconductor devices in current production, two of which are also our wafer foundries. If any of these facilities experiences a shortage in capacity, or suffers any damage to its facilities, experiences power outages, encounters financial difficulties or any other disruption, we would need to successfully qualify an alternative facility in a timely manner. We typically require several months or more to qualify a new facility or process before we can begin shipping products. If we cannot accomplish this qualification in a timely manner, we would experience a significant interruption in supply of the affected products. If we are unable to secure sufficient capacity at our subcontractors' existing facilities, or in the event of a closure or significant delay at any of these facilities, our business would be harmed. In addition, we do not have formal pricing agreements with our subcontractors regarding the pricing for the products and services that they provide us. If their pricing for the products and services they provide increases and we are unable to pass along such increases to our OEM customers, our operating results would be adversely affected.

When demand for manufacturing capacity is high, we may take various actions to try to secure sufficient capacity, which may be costly and harm our business.

        The ability of each of our subcontractors' manufacturing facilities to provide us with semiconductors is limited by its available capacity and existing obligations. Although we have purchase order commitments to supply specified levels of products to our OEM customers, we do not have a guaranteed level of production capacity from any of our subcontractors' facilities that we depend on to produce our semiconductors. Facility capacity may not be available when we need it or at reasonable prices. We place our orders on the basis of our OEM customers' purchase orders or our forecast of customer demand, and our subcontractors may not be able to meet our requirements in a timely manner. In addition, our subcontractors may allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that our subcontractors' other customers that are larger and better financed than we are, or that have long-term agreements with our subcontractors, may induce our subcontractors to reallocate capacity to them. This reallocation would impair our ability to deliver products on a timely basis.

        Although we use two independent wafer foundries to manufacture all of our semiconductor products, each of our products is designed to be manufactured in a specific process at only one of these wafer foundries. Accordingly, if one of these wafer foundries is unable to provide us with semiconductors as needed, we could experience significant delays in securing sufficient supplies of those semiconductors. We cannot assure you that any of the existing or new wafer foundries that we use will be able to produce semiconductor devices with acceptable manufacturing yields, or that the wafer foundries will be able to deliver enough devices to us on a timely basis, or at reasonable prices. This could impair our ability to meet our OEM customers' needs and could harm our business.

        In order to secure sufficient manufacturing facility capacity when demand is high and mitigate the risks described in the foregoing paragraph, we may enter into various arrangements with subcontractors that could be costly and harm our business, including:

  •
  option payments or other prepayments to a subcontractor;

  •
  nonrefundable deposits with or loans to subcontractors in exchange for capacity commitments;

  •
  contracts that commit us to purchase specified quantities of components over extended periods;

  •
  issuance of our equity securities to a subcontractor; and

  •
  other contractual relationships with subcontractors.

        We may not be able to make any such arrangements in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure facility capacity, we may be obligated to use all of that capacity or incur penalties. These penalties and obligations may be expensive and require significant capital and could harm our business.

If our subcontractors' manufacturing facilities do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed.

        The fabrication of semiconductors is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be stopped or suspended. Although we work closely with our subcontractors to minimize the likelihood of reduced manufacturing yields, their facilities have from time to time experienced lower than anticipated manufacturing yields. Many events, including changes in manufacturing processes or the inadvertent use of defective or contaminated materials by their facilities, could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. In addition, because we purchase wafers, our exposure to low wafer yields from our subcontractors' wafer foundries is increased. Poor yields from the wafer foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, or force us to sell our products at lower gross margins and therefore harm our financial results. Conversely, unexpected yield improvements could result in us holding excess inventory that would also negatively impact our gross margins. In addition, manufacturing defects may not be detected by the testing process performed by our subcontractors. If defects are discovered after we have shipped our products, our reputation and business would suffer.

We base orders for inventory on our forecasts of our OEM customers' demand and if our forecasts are inaccurate, our business could be harmed.

        We place orders with our suppliers based on our forecasts of our OEM customers' demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect to or at all. As a result, we would hold excess or obsolete inventory, which would adversely affect our financial results. Conversely, if we underestimate customer demand, we may forego revenue opportunities, lose market share and damage our customer relationships.

To remain competitive, we need to continue to transition our semiconductor products to increasingly smaller line width geometries, which is costly, and our failure to do so may harm our business.

        We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs, and we have designed our products to be manufactured in .8 micron, .25 micron, .18 micron and .13 micron geometry processes. In the future, we expect to migrate some of our products to 90-nanometer process technology. The transition to smaller geometries requires us to work with our subcontractors to modify the manufacturing processes for our products and to redesign some products. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes, all of which could harm our relationships with our customers and our business.

If we are unable to use manufacturing subcontractors in China, we may not be able to successfully expand our business into that country as planned and our business would be harmed.

        We are marketing our chipset solutions in China. We currently rely on subcontractors located outside of China to manufacture all of our products. China imposes a value-added tax on all semiconductor sales in the country. Semiconductors that are manufactured in China, however, are eligible for a substantial rebate on the value-added tax. Accordingly, in order to successfully compete in China, we may need to use subcontractors in China to manufacture our products. We typically require several months or more to qualify a new facility or process before we can begin shipping products. If we cannot accomplish this qualification in China in a timely manner or at all, we may not be able to sell our products in this country effectively. If we are unable to effectively sell our products in China as planned, our business would be harmed.

We face intense competition in the semiconductor industry and the broadband communications markets, which could reduce our market share and harm our business.

        The semiconductor industry and the broadband communications markets are intensely competitive. We currently compete or expect to compete with Broadcom Corporation, Centillium Communications, Inc., Conexant Systems, Inc., Infineon Technologies A.G., Metalink Ltd., STMicroelectronics N.V. and Texas Instruments Incorporated. We expect competition to continue to increase. Competition has resulted and may continue to result in declining average selling prices for our products and reduced volume. We consider other companies that have access to discrete multi-tone, or DMT, technology as potential competitors in the future, and we also may face competition from newly established competitors, suppliers of products based on new or emerging technologies and customers may choose to develop their own silicon solutions. To remain competitive, we need to provide products that are designed to meet our customers' needs. Our fiber-fast broadband products must:

  •
  achieve optimal product performance;

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  comply with industry standards;

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  be cost-effective for our customers' use in their systems;

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  meet functional specifications;

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  be introduced timely to the market; and

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  be supported by a high-level of customer service and support.

        Many of our competitors operate their own fabrication facilities or have stronger manufacturing partner relationships than we have. In addition, many of our competitors have extensive technology libraries that could enable them to incorporate fiber-fast broadband technologies into a more attractive solution than ours. Many of them also have longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Existing or new competitors may also develop technologies that more effectively address our markets with products that offer enhanced features and functionality, lower power requirements, greater levels of semiconductor integration or lower cost. We cannot assure you that we will be able to compete successfully against current or new competitors, in which case we may lose market share in our existing markets and our net revenue may fail to increase or may decline.

Other data transmission technologies may compete effectively with the carrier services addressed by our products, which could adversely affect our product sales and business.

        Our net revenue is dependent on the increase in demand for carrier services that use fiber-fast broadband. These services compete against a variety of different data transmission technologies, including other DMT-based technologies, cable modem and satellite and other wireless technologies. If any of these competing technologies proves to be more reliable, faster or less expensive than, or has any other advantages over, the fiber-fast broadband technologies we provide, the demand for our products may decrease and our business would be harmed.

We may be unable to attract, retain and motivate key senior management and technical personnel, which could harm our business.

        Our future success depends to a significant extent upon the continued service of our key personnel, including our President and Chief Executive Officer, Rajesh Vashist, and our other senior executives and key technical personnel. We do not have employment agreements with these executives, or any other key employees, that govern the length of their service. The loss of the services of Mr. Vashist or other senior management or technical personnel could harm our business. Furthermore, our future success depends on our ability to continue to attract, retain and motivate other senior management and qualified technical personnel, particularly software engineers, digital circuit designers, mixed-signal circuit designers and systems and algorithms engineers. Competition for these employees is intense. Stock options generally comprise a significant portion of our compensation packages for all employees, and the expected volatility in the price of our common stock may make it more difficult for us to attract and retain key employees.

If we are unable to develop, introduce or to achieve market acceptance of our new chipset products, our operating results would be adversely affected.

        Our future success depends on our ability to develop new chipset products and transition to new products, introduce these products in a cost-effective and timely manner and convince OEMs to select our products for design into their new systems. Our historical quarterly results have been, and we expect that our future results will continue to be, dependent on the introduction of a relatively small number of new products and the timely completion and delivery of those products to customers. The development of new chipset products is complex, and from time to time we have experienced delays in completing the development and introduction of new products. We have in the past invested substantial resources in emerging technologies that did not achieve the market acceptance that we had expected. Our ability to develop and deliver new chipset products successfully will depend on various factors, including our ability to:

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  accurately predict market requirements and evolving industry standards;

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  accurately define new chipset products;

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  timely complete and introduce new product designs;

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  timely qualify and obtain industry interoperability certification of our products and the equipment into which our products will be incorporated;

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  ensure that our subcontractors have sufficient foundry capacity and packaging materials and achieve acceptable manufacturing yields;

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  shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

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  gain market acceptance of our products and our OEM customers' products.

        If we are unable to develop and introduce new chipset products successfully and in a cost-effective and timely manner, we will not be able to attract new customers or retain our existing customers, which would harm our business.

Our success is dependent on achieving design wins into commercially successful OEM systems.

        Our products are generally incorporated into our OEMs customers' systems at the design stage. As a result, we rely on OEMs to select our products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures on the development of a new product without any assurance that an OEM will select our product for design into its own system. Additionally, in some instances, we are dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system offering, we cannot be assured that its equipment will be commercially successful or that we will receive any net revenue from that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers' systems incorporating our products are not commercially successful, our business will suffer.

We rely on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.

        We sell our products to some of our OEM customers through third-party sales representatives. Our relationships with some of our third-party sales representatives have been established within the last three years, and we are unable to predict the extent to which our third-party sales representatives will be successful in marketing and selling our products. Moreover, many of our third-party sales representatives also market and sell competing products. Our third-party sales representatives may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current third-party sales representatives or recruit additional or replacement third-party sales representatives, our sales and business could be harmed.

We rely on third party technologies.

        We rely on third parties for technology that is integrated into some of our products, including memory cells, input/output cells and core processor logic. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our business would be harmed.

Rapidly changing standards and regulations could make our products obsolete, which would cause our sales and business to suffer.

        We design our products to conform to regulations established by governments and to standards set by industry standards bodies such as The American National Standards Institute (ANSI) and The Committee T1E1.4 in North America, European Telecommunications Standards Institute (ETSI) in Europe and ITU-T and the Institute of Electrical and Electronics Engineers, Inc. (IEEE 802.3ah) worldwide. Because our products are designed to conform to current specific industry standards, if competing standards emerge that are preferred by our customers, we would have to make significant expenditures to develop new products. If our customers adopt new or competing industry standards with which our products are not compatible, or the industry groups adopt standards or governments issue regulations with which our products are not compatible, our existing products would become less desirable to our customers and our sales and business would suffer.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our net revenue or increase our costs.

        Our success will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights in the United States. We do not currently have any applications on file in any foreign jurisdictions with respect to our intellectual property. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies or may be held invalid or unenforceable in court. Policing unauthorized use of our technology is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where we have not applied for patent protections and, even if such protections were available, the laws may not protect our proprietary rights as fully as U.S. law. The patents we have obtained, or may obtain in the future, may not be adequate to protect our proprietary rights. Our competitors may independently develop or may have already developed technology similar to ours, duplicate our products or design around any patents issued to us or our other intellectual property. In addition, we may be required to license our patents as a result of our participation in various standards organizations.

Third-party claims of infringement or other claims against us could adversely affect our ability to market our products, require us to redesign our products or seek licenses from third parties, and harm our business. In addition, any litigation required to defend such claims could result in significant costs and diversion of our resources.

        Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, we receive, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights. In the future, we may be engaged in litigation with parties who claim that we have infringed their patents or misappropriated or misused their trade secrets or who may seek to invalidate one or more of our patents, and it is possible that we would not prevail in any future lawsuits. An adverse determination in any of these types of claims could prevent us from manufacturing or selling some of our products, could increase our costs of products and could expose us to significant liability. Any of these claims could harm our business. For example, in a patent or trade secret action, a court could issue a preliminary or permanent injunction that would require us to withdraw or recall certain products from the market or redesign certain products offered for sale or that are under development. In addition, we may be liable for damages for past infringement and royalties for future use of the technology and we may be liable for treble damages if infringement is found to have been willful. Even if claims against us are not valid or successfully asserted, these claims could result in significant costs and a diversion of management and personnel resources to defend.

Any potential dispute involving our patents or other intellectual property could also include our manufacturing subcontractors and OEM customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

        In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation. Because we often indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial expenses. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could adversely affect the business of our OEM customers, which in turn could hurt our relations with our customers and cause the sale of our products to decrease.

Our products typically have lengthy sales cycles. An OEM customer or a carrier may decide to cancel or change its product plans, which could cause us to lose anticipated sales.

        After we have delivered a product to an OEM customer, the OEM will usually test and evaluate our product with its carrier customer prior to the OEM completing the design of its own equipment that will incorporate our product. Our OEM customers and the carriers may need three to more than six months to test, evaluate and adopt our product and an additional three to more than nine months to begin volume production of equipment that incorporates our product. Due to this lengthy sales cycle, we may experience significant delays from the time we increase our operating expenses and make investments in inventory until the time that we generate net revenue from these products. It is possible that we may never generate any net revenue from these products after incurring these expenditures and investments. Even if an OEM customer selects our product to incorporate into its equipment, we have no assurances that the customer will ultimately market and sell its equipment or that such efforts by our customer will be successful. The delays inherent in our lengthy sales cycle increase the risk that an OEM customer or carrier will decide to cancel or change its product plans. A cancellation or change in plans by an OEM customer or carrier could cause us to not achieve anticipated net revenue. In addition, our anticipated sales could be lost or substantially reduced if a significant OEM customer or carrier reduces or delays orders during our sales cycle or chooses not to release equipment that contains our products.

As our international manufacturing, sales and research and development operations expand, we will be increasingly exposed to various legal, business, political and economic risks associated with our international operations.

        We currently obtain substantially all of our manufacturing, assembly and testing services from suppliers and subcontractors located outside the United States, and have a significant portion of our research and development team located in India. In addition, all of our net revenue in 2003 was derived from sales to customers outside the United States. We may expand our international business activities and open other design and operational centers abroad. International operations are subject to many other inherent risks, including but not limited to:

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  political, social and economic instability, including terrorist acts;

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  exposure to different legal standards, particularly with respect to intellectual property;

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  natural disasters and public health emergencies;

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  trade and travel restrictions;

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  the imposition of governmental controls and restrictions or unexpected changes in regulatory requirements;

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  burdens of complying with a variety of foreign laws;

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  import and export license requirements and restrictions of the United States and each other country in which we operate;

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  foreign technical standards;

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  changes in tariffs;

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  difficulties in staffing and managing international operations;

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  fluctuations in currency exchange rates;

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  difficulties in collecting receivables from foreign entities or delayed revenue recognition; and

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  potentially adverse tax consequences.

        We are currently substantially dependent on our foreign sales, research and development and operations and any of the factors described above may harm our ability to increase or maintain our foreign sales.

Significant fluctuations or a slowdown in deployment of fiber extensions or VDSL in Asia would adversely affect our business and operating results.

        Sales to OEM customers located in Asia accounted for 98% of our net revenue in 2003 and 97% of net revenue for the first quarter of 2004. Our sales have been dependent on the continuous growth of new fiber extension and VDSL subscribers in Asia. Fluctuations in new subscribers in Asia could impact our net revenue and a sustained slow down in growth of fiber extension and VDSL subscribers in Asia may cause our net revenue to decline. In addition, our sales have been historically denominated in U.S. dollars and an increase in the U.S. dollar relative to the currencies of the countries that our OEM customers operate in could materially affect our Asian customers' demand for our products, thereby forcing them to reduce their orders, which could adversely affect our business.

We derive a substantial amount of our net revenue from Asia, and our failure to diversify the geographic sources of our net revenue could harm our business and operating results.

        Because a substantial portion of our net revenue has been derived from sales into Japan and Korea, our net revenue has been heavily dependent on developments in these markets. While part of our strategy is to diversify the geographic sources of our net revenue, failure to further penetrate markets outside of Japan and Korea could harm our business and operating results.

Acquisitions, partnerships or investments may impair capital and equity resources, divert our management's attention or otherwise harm our business.

        In the future we may acquire, enter into partnerships or joint ventures with or relating to, or make investments in, other businesses, products or technologies. Acquisitions, partnerships or investments may require that we pay significant cash, issue stock or incur substantial debt. Acquisitions, partnerships or investments may also result in the loss of key personnel and the dilution of existing stockholders as a result of issuing equity securities. In addition, acquisitions, partnerships or investments may require significant managerial attention, which may be diverted from our other operations. These capital, equity and managerial commitments may impair the operation of our business. Furthermore, acquired businesses may not be effectively integrated, may be unable to maintain key pre-acquisition business relationships, may contribute to increased fixed costs and may expose us to unanticipated liabilities and otherwise harm our operating results.

The complexity of our products could result in unforeseen delays or expenses and in undetected defects or bugs, which could damage our reputation with current or prospective customers and adversely affect the market acceptance of new products.

        Highly complex products such as those that we offer frequently contain defects and bugs, particularly when they are first introduced or as new versions are released. In the past we have experienced, and may in the future experience, defects and bugs in our products. If any of our products contains defects or bugs, or has reliability, quality or compatibility problems, our reputation may be damaged and our OEM customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales or shipment of our products to our customers.

We may experience difficulties in implementing or enhancing new information systems.

        In May 2004, we implemented an enterprise resource planning, or ERP, information system to manage our business operations and are in the process of enhancing this new system. Although the transition has proceeded to date without material problems, the possibility exists that our migration to the new ERP information system could adversely affect our controls and procedures. We also intend to implement a new supply chain management, or SCM, information system and our migration to this new system could also disrupt our operations. The process of implementing new information systems could also adversely impact our ability to do the following in a timely manner:

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  accept and process customer orders;

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  receive inventory and ship products;

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  invoice and collect receivables;

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  place purchase orders and pay invoices; and

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  all other business transactions related to the finance, order entry, purchasing, supply chain and human resource processes within the new ERP or SCM information systems.

Due to the cyclical nature of the semiconductor and telecommunications industries, our operating results may fluctuate significantly, which could adversely affect the market price of our common stock.

        The semiconductor industry is highly cyclical and subject to rapid change and evolving industry standards and from time to time, the semiconductor industry has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors could cause substantial fluctuations in our net revenue and in our operating results. Any downturns in the semiconductor or broadband communications industry may be severe and prolonged, and any failure of this industry or the broadband communications markets to fully recover from downturns could harm our business. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results may vary significantly as a result of the general conditions in the semiconductor or broadband communications industry, which could cause our stock price to decline.

        In addition, the telecommunications industry from time to time has experienced and may again experience a pronounced downturn. To respond to a downturn, many carriers may be required to slow their capital expenditures, cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies from OEMs, which would have a negative impact on our business. In the future, a downturn in the telecommunications industry may cause our operating results to fluctuate from year to year, which also may tend to increase the volatility of the price of our common stock and harm our business.

Several of the facilities that manufacture our products, most of our OEM customers and the carriers they serve, and our California facility are located in regions that are subject to earthquakes and other natural disasters.

        Several of our subcontractors' facilities that manufacture, assemble and test our products, and one of our subcontractor's wafer foundries, are located in Taiwan. Our customers are currently primarily located in Japan and Korea. The Asia-Pacific region has experienced significant earthquakes in the past and could be subject to additional seismic activities. Any earthquake or other natural disaster in these areas could significantly disrupt these manufacturing facilities' production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of wafers in particular, and possibly in higher wafer prices, and our products in general. Our headquarters in California are also located near major earthquake fault lines. If there is a major earthquake or any other natural disaster in a region where one of our facilities is located, it could significantly disrupt our operations.

Risks Related to the Offering and our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

        Prior to the offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations. Our initial trading price and valuation may not be sustainable, and broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Litigation, if commenced against us, could result in substantial costs and a diversion of our management's attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

        We believe that our existing cash and cash equivalents and cash flow expected to be generated from future operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

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  market acceptance of our products;

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  the need to adapt to changing technologies and technical requirements;

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  the existence of opportunities for expansion; and

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  access to and availability of sufficient management, technical, marketing and financial personnel.

        If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

        Additional sales of our common stock in the public market after the offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of the offering, we will have                        shares of common stock outstanding. Of the outstanding shares after completion of the offering, all of the                         shares sold in the offering will be freely tradable immediately without further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our "affiliates" (as that term is defined under Rule 144 of the Securities Act) may be sold only in compliance with the limitations under Rule 144. The remaining outstanding shares after completion of the offering will be "restricted securities" and generally will be available for sale in the public market as follows:

  •
  no shares will be eligible for immediate sale on the date of this prospectus; and

  •
  shares, which are subject to lock-up agreements with the underwriters, will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rules 144, 144(k) and 701 of the Securities Act.

        The underwriters may, however, release all or a portion of the shares subject to lock-up agreements at any time without notice. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline.

        In addition, after the offering, the holders of                        shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

        See the information under the caption "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of the offering.

Purchasers in the offering will immediately experience substantial dilution in net tangible book value.

        Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, based on an initial public offering price of $    per share, which is the mid-point of the range provided on the cover of this prospectus, you will suffer immediate dilution of $    per share in pro forma net tangible book value. The exercise of options may result in further dilution.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

        After the offering, our directors, executive officers and their affiliated entities will beneficially own over    % of our outstanding common stock. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

        We are currently incorporated in California but intend to reincorporate in Delaware prior to becoming a public company. Provisions in our certificate of incorporation in connection with the reincorporation, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

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  the establishment of a classified board of directors requiring that not all members of the board be elected at one time;

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  the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

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  the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;

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  the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

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  the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

  •
  the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

  •
  the required approval of holders of a majority of the shares entitled to vote at an election of directors to remove directors for cause; and

  •
  the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

        We also will be subject to provisions of the Delaware General Corporation Law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the point in time that such stockholder acquired shares constituting 15% or more of our shares, unless the holder's acquisition of our stock was approved in advance by our board of directors.

Our management will have broad discretion over the use of the net proceeds to us from the offering and might not apply the proceeds of the offering in ways that increase the value of your investment.

        Our management will have broad discretion to use the net proceeds from the offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of the offering in ways that increase the value of your investment. We expect to use the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures, and potential investments and acquisitions. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we have created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, particularly in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the caption "Risk Factors" and elsewhere in this prospectus, regarding, among other things:

  •
  the future growth of the fiber-fast broadband market;

  •
  our reliance on subcontractors to manufacture, test and assemble our products;

  •
  competition and competitive factors of the fiber-fast broadband market;

  •
  our dependence on a few customers;

  •
  new products and technologies; and

  •
  future costs and expenses and financing requirements.

        These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the offering will be $     million, at an assumed initial public offering price of $     per share, which is the mid-point of the range provided on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $     million. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

        The principal purposes of this offering are to create a public market for our common stock, to obtain additional capital and to facilitate our future access to the public equity markets.

        We intend to use the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we currently are not engaged in negotiations with respect to any investment or acquisition. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

        The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described under the caption "Risk Factors." We may find it necessary or advisable to use portions of the proceeds for other purposes.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. We also may incur indebtedness in the future that may prohibit or effectively restrict the payment of dividends on our common stock. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table summarizes our cash and cash equivalents and capitalization as of March 31, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into 179,559,555 shares of common stock, (2) the assumed exercise of warrants to purchase 1,703,739 shares of our common stock at a weighted average exercise price of $0.8518 per share in cash immediately prior to completion of the offering (such warrants may be exercised on a cashless basis upon the election of the holders) and (3) changes in our authorized shares as a result of our Delaware reincorporation; and

  •
  on a pro forma as adjusted basis to give effect to the sale of     shares of common stock in the offering at an assumed initial public offering price of $     per share, which is the mid-point of the range provided on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with information under the captions "Use of Proceeds," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Cash and cash equivalents	$17,660	$19,111	$

Long term portion of capital lease obligations	$659	$659		$659
Convertible preferred stock, no par value; 190,124,000 shares authorized, 179,559,555 shares issued and outstanding, actual; 5,000,000 shares authorized, none issued and outstanding, pro forma, and pro forma as adjusted	98,955	—		—
Stockholders' equity (deficit):
Common Stock, no par value, 247,450,000 shares authorized, 18,276,792 shares issued and outstanding, actual; $0.001 par value per share, shares authorized, 199,540,086 shares issued and outstanding, pro forma; $0.001 par value per share, shares authorized, shares issued outstanding, pro forma as adjusted	13,424	113,830
Warrants	874	874		—
Deferred stock-based compensation	(5,233)	(5,233)		(5,233)
Notes receivable from stockholders	(244)	(244)		(244)
Accumulated other comprehensive loss	(9)	(9)		(9)
Accumulated deficit	(85,777)	(85,777)		(85,777)

Total stockholders' equity (deficit)	(76,965)	23,441

Total capitalization	$22,649	$24,100	$

        The number of shares of our common stock shown above to be outstanding after the offering is based on shares outstanding as of March 31, 2004 and gives effect to Delaware reincorporation that will occur prior to the completion of the offering. This information excludes:

  •
  24,405,000 shares of common stock issuable upon the exercise of outstanding stock options, with exercise prices ranging from $0.03 to $0.50 per share and a weighted average exercise price of $0.06 per share;

  •
  3,674,000 shares of common stock available for future issuance under our 1999 Stock Option Plan as of March 31, 2004; and

  •
  shares of common stock to be available for issuance under our 2004 Equity Incentive Plan (which shares shall solely constitute (1) such number of shares under our 1999 Stock Option Plan that have not been granted as of the date of the offering and (2) shares that have been returned to the 1999 Stock Option Plan on or after the offering as a result of termination of options or repurchase of shares) and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan, each plan to be effective upon the completion of the offering. The 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan contain a provision that automatically increases its share reserve each year, as more fully described in "Management—Employee Benefit Plans."

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding assuming the conversion of all shares of convertible preferred stock outstanding as of June 1, 2004, into 182,822,451 shares of common stock.

        Investors participating in the offering will incur immediate, substantial dilution. On March 31, 2004, our pro forma net tangible book value was $23.4 million, or $0.12 per share of common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the assumed exercise of all outstanding warrants upon the completion of the offering. Assuming the sale by us of     shares of common stock offered in the offering at an assumed initial public offering price of $     per share, which is the mid-point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2004 would have been $     million, or $     per share of common stock. This represents an immediate increase in pro forma net tangible book value of $     per share of common stock to our existing stockholders and an immediate dilution of $     per share to the new investors purchasing shares in the offering.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before the offering	$
Increase per share attributable to new public investors

Pro forma net tangible book value per share after the offering

Dilution per share to new public investors		$

        The following table sets forth, on a pro forma as adjusted basis as of March 31, 2004, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed initial public offering price of $     per share:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing stockholders	199,540%		$114,967%		$0.58
New public investors

Total		100.0%		$100.0%

        If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding after the offering; and the number of shares of common stock held by the new investors will be increased to     shares or    % of the total number of shares of common stock outstanding after the offering.

        The discussion and tables above assume no exercise of the underwriters' over-allotment option, the automatic conversion of all our outstanding shares of convertible preferred stock into 182,822,451 shares of common stock and assumed exercise of all outstanding warrants, and excludes:

  •
  30,655,850 shares of common stock issuable upon the exercise of outstanding stock options as of June 1, 2004, with exercise prices ranging from $0.03 to $0.67 per share and a weighted average exercise price of $0.22 per share;

  •
  9,140,549 shares of common stock available for future issuance under our 1999 Stock Option Plan as of June 1, 2004; and

  •
  shares of common stock to be available for issuance under our 2004 Equity Incentive Plan (which shares shall solely constitute (1) such number of shares under our 1999 Stock Option Plan that have not been granted as of the date of this offering, or (2) shares that have been returned to the 1999 Stock Option Plan on or after the offering as a result of termination of options or repurchase of shares) and 1,000,000 shares of common stock to be available for issuance under our 2004 Employee Stock Purchase Plan, each plan to be effective upon the completion of the offering. The 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan contain provisions that automatically increase share reserves under the plans each year, as more fully described in "Management—Benefit Plans."

        To the extent that these options and warrants are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statement of operations data for each of the three years in the period ended December 31, 2003 has been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected balance sheet data as of December 31, 1999, 2000 and 2001 and the statement of operations data for each of the two years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of March 31, 2003 and 2004 and the selected consolidated statement of operations data for the three months ended March 31, 2003 and 2004 have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$—	$—	$—	$4,116	$29,045	$4,808	$14,272
Costs and expenses:
Cost of revenue (1)	—	—	—	4,122	28,603	4,695	11,730
Research and development (1)	954	10,611	15,418	16,775	19,021	4,560	4,169
Selling, general and administrative (1)	328	1,248	2,100	3,676	6,048	1,366	2,062
Employee stock-based compensation			—	—	5,265	117	1,227

Total operating expenses	1,282	11,859	17,518	24,573	58,937	10,738	19,188

Loss from operations	(1,282)	(11,859)	(17,518)	(20,457)	(29,892)	(5,930)	(4,916)
Interest income (expense), net	10	315	(188)	(6)	22	(8)	(6)

Loss before income taxes	(1,272)	(11,544)	(17,706)	(20,463)	(29,870)	(5,938)	(4,922)

Income taxes	—	—	—	—	—	—	—

Net loss	$(1,272)	$(11,544)	$(17,706)	$(20,463)	$(29,870)	$(5,938)	$(4,922)

Basic and diluted net loss per share	$(0.76)	$(3.04)	$(3.30)	$(3.00)	$(3.60)	$(0.77)	$(0.34)

Shares used in computing basic and diluted net loss per share (2)	1,671	3,801	5,358	6,827	8,301	7,674	14,498

(footnotes on following page)

	December 31,
						March 31, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$894	$4,166	$11,411	$4,781	$11,236	$17,660
Working capital (deficiency)	(225)	1,813	16,856	1,116	8,919	19,849
Total assets	1,306	9,434	22,804	9,863	20,758	31,122
Short and long-term debt and capital lease obligations	1,238	3,449	3,306	3,572	1,835	1,459
Convertible preferred stock	1,197	17,173	48,134	52,074	84,963	98,955
Total stockholders' equity (deficit)	(62)	(12,450)	(29,430)	(49,848)	(73,999)	(76,965)

(1)
Amounts for 2003 and for the three months ended March 31, 2003 and 2004 exclude amortization of employee deferred stock based compensation as follows, as these amounts have been aggregated and are reported separately as employee stock-based compensation:

	Fiscal Year Ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Costs and expenses:
Cost of revenue	$—	$—	$—	$—	$74	$41	$10
Research and development	—	—	—	—	2,399	12	276
Selling, general and administrative	—	—	—	—	2,792	64	941

Total amortization of employee stock-based compensation	$—	$—	$—	$—	$5,265	$117	$1,227

(2)
For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" or in other parts of this prospectus.

Overview

        We are a leading developer and provider of highly programmable semiconductor solutions that enable fiber-fast broadband connectivity over carriers' existing copper lines. We have developed integrated chipset solutions for the fiber-fast broadband market using our proprietary communications algorithms and protocols, unique digital signal processor architecture, advanced semiconductor design methodologies and mixed-signal circuit design techniques. We offer the following product lines that are designed to address different segments of the fiber-fast broadband communications market: (1) our Fx and FxS family of products, address the fiber extension over copper market at speeds up to 100 Mbps downstream and up to 50 Mbps upstream; and (2) our SmartLeap and CleverConnect family of products address the VDSL, over copper market at speeds up to 50 Mbps downstream and up to 30 Mbps upstream. We outsource all of our semiconductor fabrication, assembly and test functions, which enables us to focus on design, development, sales and marketing of our products and reduces the level of our capital investment.

        We were incorporated in April 1999 and through December 31, 2001, we were engaged principally in research and development. We began commercial shipment of our products in the fourth quarter of 2002. Our net revenue has increased from $4.1 million in 2002 to $29.0 million in 2003, and for the three months ended March 31, 2004 was $14.3 million. We have experienced net losses in each quarterly period since inception. As of March 31, 2004, we had an accumulated deficit of $85.8 million.

        We have recently experienced significant net revenue growth, primarily due to a rapid rise in deployments of our products in Japan and Korea. Specifically, our net revenue increased from $4.8 million in the first quarter of 2003 to $14.3 million in the first quarter of 2004. Our cost of revenue, while increasing in absolute dollars, has declined as a percentage of net revenue as we have introduced new products with lower per port costs, higher functionality and higher per port selling prices. Our cost of revenue decreased as a percentage of net revenue from 97.7% in the first quarter of 2003 to 82.2% in the first quarter of 2004.

        We have shipped chipsets that have enabled over three million ports since we began volume production in the fourth quarter of 2002. A port is the physical connection between the fiber network and the copper line as well as between the copper line and the customer premises.

        Net revenue.    Our net revenue is primarily derived from sales of our chipset products. Net revenue from product sales are generally recognized upon shipment, net of sales returns, rebates and allowances. As is typical in our industry, the selling prices of our products generally decline over time. Therefore, our ability to increase net revenue is dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in greater quantities. Our ability to increase unit sales volume is dependent primarily upon our ability to increase and fulfill current customer demand and obtain new customers.

        We sell our products to OEMs through a combination of our direct sales force and third-party sales representatives. Sales are generally made under short-term non-cancelable purchase orders. We also have volume purchase agreements with certain customers who provide us with non-binding forecasts. Although our OEM customers may provide us with rolling forecasts, our ability to predict future sales in any given period is limited and subject to change based on demand for our OEM customers' systems and their supply chain decisions.

        Historically, a small number of customers have accounted for a substantial portion of our net revenue, and we expect that significant customer concentration will continue for the foreseeable future. The following OEMs accounted for more than 10% of our net revenue for the periods indicated. Sales made to these OEMs were made through the indicated third-party sales representatives:

		Percentage of our net revenue for year ended December 31,		Percentage of our net revenue for three months ended March 31,
OEM Customer
	Sales Representative	2002	2003	2003	2004
NEC Corporation (Magnus)	NEC Corporation (USA)	52.1%	43.8%	34.3%	44.0%
Sumitomo Electric Industries, Ltd.	Altima	28.8	17.3	19.5	24.1
Dasan Networks, Inc.	Uniquest Corporation	0.5	8.6	3.3	12.4
Millinet Co., Ltd.	Uniquest Corporation	0.5	9.3	0.1	12.2

        Substantially all of our sales are to customers outside the United States. Sales to customers in Asia accounted for 91% of net revenue in 2002, 98% in 2003, and 97% for the three months ended March 31, 2004. We anticipate that a majority of our net revenue will continue to be represented by sales to customers outside the United States. All of our sales to date have been denominated in U.S. dollars.

        Cost of revenue.    Cost of revenue includes primarily the cost of silicon wafers purchased from our foundries. In addition, cost of revenue includes costs associated with assembling, testing and shipping of our semiconductors and includes accruals for estimated warranty obligations and write-downs of excess and obsolete inventories. Because we do not have long-term, supply agreements, our wafer costs are subject to changes based on the cyclical demand for semiconductors. In addition, after we purchase wafers from foundries, we also have the yield risk related to manufacturing these wafers into die.

        We purchase our inventory pursuant to standard purchase orders. Because lead-times at our manufacturing subcontractors can be up to three months, we may build inventory based on our estimate of future forecasts rather than customers' orders.

        We expect our cost of revenue to increase in absolute dollars, but decrease as a percentage of our net revenue, as we expect to obtain cost efficiencies from the introduction of new products.

        Research and development expenses.    Research and development expenses consist of compensation and associated costs of employees engaged in research and development, contractors costs, tape-out costs, reference design development costs, development testing and evaluation costs, occupancy costs and depreciation expense. Before releasing new products, we incur charges for prototype wafers and mask set revisions, which we refer to as tape-out costs. Tape-out costs can cause our research and development expenses to fluctuate because they are not incurred uniformly every quarter.

        As of March 31, 2004, we had 93 persons engaged in research and development, of whom 61 are full-time employees and 7 are independent contractors in the United States, and 25 are consultants in Bangalore, India, some of whom we expect will be transitioned as full-time employees by the fourth quarter of 2004. We expect continued growth of our work-force in India. In addition, we continue to use contractors in India for outsourced services as needed.

        All research and development expenses are expensed as incurred. We expect our research and development expenses to increase in absolute dollars as we invest to develop new products to be competitive in the future.

        Selling, general and administrative expenses.    Selling, general and administrative expenses relate primarily to compensation and associated expenses for personnel in general management, sales and marketing, and finance, and sales commissions, as well as outside legal and accounting expenses. We expect our selling, general and administrative expenses to increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts, and incur additional expenses required of a publicly traded company.

        Stock-based compensation expenses.    In connection with the grant of stock options in 2003 and the three months ended March 31, 2004, we recorded an aggregate of $11.7 million in deferred stock-based compensation expense. These options are considered compensatory because the fair market value of our stock determined for financial reporting purposes is greater than the fair value determined by the board of directors on the date of the grant or issuance. As of March 31, 2004, we had an aggregate of $5.2 million in stock-based compensation expense remaining to be amortized. We are amortizing deferred stock-based compensation over the vesting period of the related options, which is generally four years using the graded vesting method. This deferred stock-based compensation balance will be amortized as follows, assuming no forfeiture of awards: $2.7 million during the period from April 1, 2004 to December 31, 2004; $1.8 million during 2005; $575,000 during 2006; $140,000 during 2007; and $19,000 during 2008. We report employee stock-based compensation expense separately, rather than including it in each expense classification, as we believe this allows for more meaningful comparison of operating expenses between periods and more consistent comparison of our financial results with other companies.

        Interest income (expense), net.    Interest income consists of interest earned on cash and cash equivalent balances. Interest expense consists of interest on our equipment loans and capital leases.

        Provision for income taxes.    We have recorded no provision for federal and state income taxes since inception. As of December 31, 2003, we had net operating loss carry-forwards of $73.7 million at the federal level, which expire through 2019, and $34.7 million at the state level, which expire through 2009. As of December 31, 2003, we also had research and development credit carry-forwards of $2.4 million at the federal level and $2.5 million at the state level. The federal tax credit carry-forward expires beginning in 2019. The state tax credit carry-forward has no expiration. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carry-forwards, because of the uncertainty of their realizability.

        Under the Internal Revenue Code, certain substantial changes in ownership could result in an annual limitation on the amount of operating loss and credit carry-forwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carry-forwards before they are used.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and the results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, warranty obligations, inventories and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

        Revenue recognition.    We recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility of the resulting receivable is reasonably assured. We follow very specific and detailed guidelines in measuring net revenue; however, certain judgments affect the application of our revenue policy. The determination of criteria (4) is based on our management's judgment regarding the collectibility of those fees.

        In addition, we record reductions to net revenue for estimated product returns and pricing adjustments, such as rebates, in the same period that the related net revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in rebate agreements, and other factors known at the time. Additional reductions to net revenue would result if actual product returns or pricing adjustments exceed our estimates.

        Inventories.    We value our inventories at the lower of cost or estimated market value. We estimate market value based on our current pricing, market conditions and specific customer information. We write down inventory for estimated obsolescence of unmarketable inventories and quantities on hand in excess of estimated future demand and market conditions. If actual shipments are less favorable than expected, additional charges may be required. Once inventory is written down, a new accounting basis is established and it is not written back up in future periods.

        Stock options.    We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock Based Compensation." Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our consolidated financial statements included elsewhere in this prospectus.

        Accounts receivable allowance.    We perform ongoing credit evaluations of our customers and adjust credit limits, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been low and within our expectations, we may not continue to experience the same credit loss rates that we have in the past. Our receivables are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one of our significant customers would have a significant impact on our net income and cash flows.

        Warranty reserve.    We provide for the estimated cost of product warranties at the time net revenue is recognized. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our suppliers, our warranty obligation is affected by product failure rates, the cost of replacing chipsets, rework costs and freight incurred in replacing a chipset after failure. We monitor chipset returns for warranty and maintain a reserve for the related warranty expenses based on historical experience of similar products. Should actual failure rates, cost of chipset replacement and inbound and outbound freight costs differ from our estimates, revisions to the estimated warranty reserve would be required.

        Accounting for income taxes.    We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheets, as well as operating loss and tax credit carry forwards. We have recorded a full valuation allowance against our deferred tax asset. Based on our historical losses and other available objective evidence, we determined it is more likely than not that the deferred tax asset will not be realized. While we have considered potential future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the full valuation allowance, in the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination was made.

        The above items are not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP with no need for our management's judgment in their application. There are also areas in which our management's judgment in selecting any available alternative would not produce a materially different result. See our consolidated financial statements and related notes thereto included elsewhere in this prospectus that contain accounting policies and other disclosures required by GAAP.

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

        Net revenue.    Net revenue was $14.3 million for the three months ended March 31, 2004, as compared to $4.8 million for the three months ended March 31, 2003, an increase of $9.5 million, or 198%. The increase in net revenue was due to a significant increase in product shipments, primarily in Japan and Korea, which included the sale of new products in the three months ended March 31, 2004. This increase was offset in part by a decline in average selling prices of our products.

        Cost of revenue.    Cost of revenue was $11.7 million for the three months ended March 31, 2004, as compared to $4.7 million for the three months ended March 31, 2003, an increase of $7.0 million, or 149%. Cost of revenue as a percentage of net revenue was 97.6% for the three month period ended March 31, 2003 and 82.2% for the three month period ended March 31, 2004. This improvement was primarily due to 32% of our net revenue being generated from new products being shipped in the three months ended March 31, 2004. These new products had higher selling prices per port and a lower manufacturing cost per port than products sold in the corresponding period in 2003.

        Research and development expenses.    Research and development expenses were $4.2 million for the three months ended March 31, 2004, as compared to $4.6 million for the three months ended March 31, 2003, a decrease of $391,000, or 8.6%. The decrease was associated with tape-out costs for three semiconductors in the three months ended March 31, 2003 compared to one semiconductor tape out in the corresponding period in 2004.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $2.1 million for the three months ended March 31, 2004, as compared to $1.4 million for the three months ended March 31, 2003, an increase of $696,000, or 51.0%. The increase resulted from a combination of factors. Personnel and recruiting expenses increased by $273,000 due to the hiring of additional personnel. Travel expenses, sample expenses and sales commission paid to third party sales representatives increased by $63,000, $83,000 and $204,000, respectively, due to increased selling efforts in the three months ended March 31, 2004 when compared to the same period in 2003.

        Employee stock-based compensation expense.    Employee stock-based compensation expense was $1.2 million for the three months ended March 31, 2004, as compared to $117,000 for the three months ended March 31, 2003, an increase of $1.1 million.

        Interest income (expense), net.    Net interest expense was $6,000 in the three months ended March 31, 2004, as compared to net interest expense of $8,000 in the three months ended March 31, 2003.

Comparison of 2003 to 2002

        Net revenue.    Net revenue for 2003 was $29.0 million, as compared to $4.1 million for 2002, an increase of $24.9 million. We began commercial shipment of our products in the fourth quarter of 2002 and, as a result had only one quarter of net revenue in 2002, as compared to four quarters of net revenue in 2003.

        Cost of revenue.    Cost of revenue for 2003 was $28.6 million, as compared to $4.1 million in 2002, an increase of $24.5 million. Cost of revenue increased due to increased volume of products shipped as well as the introduction of new products. Cost of revenue as a percentage of net revenue was 98.6% in 2003.

        Research and development expenses.    Research and development expenses were $19.0 million in 2003, as compared to $16.8 million in 2002, an increase of $2.2 million, or 13.1%. This increase was primarily due to increased compensation related costs of $2.1 million resulting from an increase in headcount of research and development employees and consultants in 2003.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $6.0 million in 2003, as compared to $3.7 million in 2002, an increase of $2.3 million, or 62.2%. This increase was primarily due to an increase in compensation costs and travel expenses of $1.3 million related to an increase in headcount and higher commissions to third-party sales representatives of $683,000 associated with an increase in net revenue during 2003 over 2002.

        Employee stock-based compensation expense.    Stock-based compensation expense was $5.3 million in 2003, as compared to $0 in 2002.

        Interest income (expense), net.    Net interest income was $22,000 in 2003, as compared to net interest expense of $6,000 in 2002. During 2003, we experienced increased interest income resulting from higher balances of cash and cash equivalents.

Comparison of 2002 to 2001

        Net revenue.    Net revenue for 2002 was $4.1 million, as compared to $0 for 2001. We began commercial shipment of our products in the fourth quarter of 2002.

        Cost of revenue.    Cost of revenue for 2002 was $4.1 million, as compared to $0 for 2001. We did not have any net revenue during 2001.

        Research and development expenses.    Research and development expenses were $16.8 million in 2002, as compared to $15.4 million in 2001, an increase of $1.4 million, or 9.1%. The increase was due to increases in tape-out costs of $3.8 million offset by decreases in compensation and related benefits of $1.7 million. The increase of the tape-out costs was primarily related to tape-out of four chips in 2002 as compared to two in 2001.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $3.7 million in 2002, as compared to $2.1 million in 2001, an increase of $1.6 million, or 76.2%. The increase resulted from the creation of the sales department in 2002, which increased personnel and consulting expenses by $650,000, travel expenses by $265,000, and marketing efforts and commissions by $230,000. Additions in support function headcount resulted in increases of $280,000 in personnel expenses and $170,000 in general office expenses.

        Interest income (expense), net.    Net interest expense was $6,000 in 2002, as compared to net interest expense of $188,000 in 2001. The decrease in net interest expense was primarily due to decreases in interest income related to lower balances of cash and cash equivalents and a general decline in interest rates in 2002 compared to 2001.

Quarterly Results of Operations

        The following table sets forth our consolidated statement of operations data for the five quarters ended March 31, 2004. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenue and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year.

	Three months ended
	Mar. 31 2003	June 30, 2003	Sept. 30, 2003	Dec 31, 2003	Mar. 31, 2004
	(in thousands, except per share data)
Net revenue	$4,808	$5,420	$5,774	$13,043	$14,272
Costs and expenses:
Cost of revenue	4,695	4,420	6,248	13,240	11,730
Research and development	4,560	5,651	4,753	4,057	4,169
Selling, general and administrative	1,366	1,586	1,493	1,603	2,062
Stock-based compensation	117	3,050	1,041	1,057	1,227

Total operating expenses	10,738	14,707	13,535	19,957	19,188

Loss from operations	(5,930)	(9,287)	(7,761)	(6,914)	(4,916)
Interest income (expense), net	(8)	52	7	(29)	(6)

Loss before income taxes	(5,938)	(9,235)	(7,754)	(6,943)	(4,922)
Income taxes	—	—	—	—	—

Net loss	$(5,938)	$(9,235)	$(7,754)	$(6,943)	$(4,922)

Basic and diluted net loss per share	$(0.77)	$(1.16)	$(0.92)	$(0.76)	$(0.34)

Shares used in computing basic and diluted net loss per share	7,674	7,948	8,439	9,113	14,498

        Net revenue.    Net revenue increased sequentially in every quarter due to the increased shipments of our products, an increase in the number of design wins and new product introductions. The large increases in net revenue in the fourth quarter of 2003 and the first quarter of 2004 were due to ramp-up of deployments of fiber-fast broadband over copper lines by carriers in Japan and Korea.

        Cost of revenue.    Cost of revenue generally increased in each quarter as our product shipments increased in every quarter. Cost of revenue as a percentage of net revenue increased during the third quarter of 2003 due to a decline in our average selling prices of our products. Cost of revenue as a percent of net revenue decreased during the first quarter of 2004 due to new product introductions. These new products typically command higher selling prices and have a lower product cost than our older products.

        Research and development expenses.    Research and development expenses fluctuated quarter to quarter, due primarily to fluctuation in the frequency of tape-outs.

        Selling, general and administrative expenses.    Selling, general and administrative expenses typically increased in absolute dollars in every quarter. The increases were primarily due to an increase in headcount and commissions associated with higher net revenue. Selling, general and administrative expenses decreased during the three months ended September 30, 2003 due to a modest reduction in our workforce.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through private placements of our convertible preferred stock. Our principal source of liquidity as of March 31, 2004 consisted of cash and cash equivalents of $17.7 million.

Operating Activities

        Net cash used by operating activities during the three months ended March 31, 2004 was $7.5 million, compared to $4.0 million during the three months ended March 31, 2003. Cash used for operating activities was attributable primarily to net losses and increases in accounts receivable and inventory, offset in part by amortization of deferred stock compensation, increases in accounts payable and accrued liabilities. Our accounts receivable increased $2.9 million in the three months ended March 31, 2004 as a result of increased net revenue and the timing of customer payments. Our inventories increased $764,000 in the three months ended March 31, 2004 in order to meet the increased customer demand for our products. Our accounts payable decreased $603,000 in the three months ended March 31, 2004, but increased $219,000 during the three months ended March 31, 2003, primarily due to the timing of payments.

        Our operating activities used net cash in the amount of $15.5 million in 2001, $18.1 million in 2002 and $21.9 million in 2003. Cash used for operating activities was attributable primarily to net losses and increases in accounts receivable and inventory, offset in part by amortization of deferred stock compensation and increases in accounts payable and accrued liabilities. Our inventories increased from $0 in 2001 to $2.2 million in 2002 to $5.1 million in 2003 in order to meet the increased customer demand for our products. There was no change in accounts receivable in 2001, and our accounts receivable increased by $948,000 in 2002 and $294,000 in 2003. Our accounts payable decreased by $287,000 in 2001, but increased by $2.0 million in 2002 and $2.2 million in 2003. Accounts payable increases related primarily to the timing of vendor payments. Our accrued liabilities decreased by $181,000 in 2001, but increased by $1.3 million in 2002 and $1.7 million in 2003. These increases were primarily due to growth in accrued compensation and benefits associated with increases in our headcount each year.

Investing Activities

        Our investing activities used net cash of $98,000 in the three months ended March 31, 2004, as compared to $216,000 during the three months ended March 31, 2003. Cash used in investing activities in the three months ended March 31, 2004 related primarily to the acquisition of property and equipment.

        Our investing activities generated net cash in the amount of $7.3 million in 2002 and used net cash in the amounts of $8.6 million in 2001 and $692,000 in 2003. Cash generated from investing activities in 2002 was comprised primarily of proceeds from the sale of short-term investments offset by acquisitions of property and equipment. Cash used in investing activities in 2002 and 2003 related primarily to the purchase of short-term investments and the acquisition of property and equipment.

Financing Activities

        Our financing activities provided $14.0 million in the three months ended March 31, 2004, as compared to $30.4 million during the three months ended March 31, 2003. Cash generated by financing activities was primarily driven by the issuance of preferred stock and proceeds from the exercise of stock options. Other financing activities included payments on notes payable and capital leases of $579,000 in the three months ended March 31, 2004 and $268,000 in the three months ended March 31, 2003.

        Our financing activities provided $31.4 million in 2001, $4.2 million in 2002 and $29.1 million in 2003. Cash generated by financing activities was primarily driven by the issuance of preferred stock in 2001 and 2002 and to a lesser extent from proceeds of convertible promissory notes. Other financing activities included payments on notes payable and capital leases of $1.7 million in 2001, $2.0 million in 2002 and $1.6 million in 2003.

        As of December 31, 2003, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K.

Contractual Commitments

        The following table summarizes the principal portion of our contractual obligations at March 31, 2004 and the effect those obligations are expected to have on our liquidity and cash flow in future periods:

	Payment due by period
	Total	Less than 1 year	1 to 3 years	After 3 years
	(in thousands)
Capital lease obligations	$1,459	$800	$659	$—
Operating leases	1,800	356	884	560
Purchase obligations	506	506	—	—

Total	$3,765	$1,662	$1,543	$560

        For the purpose of this table, purchase obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within short time horizons. In addition, we have purchase orders that represent authorizations to purchase rather than binding agreements. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements.

        Cash capital expenditures were $756,000 in 2001, $562,000 in 2002, $692,000 in 2003 and $98,000 in the three months ended March 31, 2004. These expenditures primarily consisted of computer and test equipment and software purchases. We anticipate that further capital expenditures will be required to support anticipated future growth. We had no material commitments for capital expenditures at March 31, 2004, but we expect these expenditures to total approximately $2.0 million in 2004. We believe that research and development resources are required to expand our core technologies and product offerings. Our research and development expenses were $15.4 million in 2001, $16.8 million in 2002, $19.0 million in 2003 and $4.2 million for the three months ended March 31, 2004.

        We believe that our existing cash and cash equivalents and cash flow expected to be generated from future operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of net revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our financial statements.

        In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a significant impact on our financial position or results of operations.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material effect on our financial position or results of operations.

        In December 2003, the Staff of the SEC issued SAB 104, Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind the accounting guidance contained in the SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds the SEC's related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance.

        In March 2004, the Emerging Issues Task Force reached a consensus on issue No. 03-06, or EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. SFAS 128 provides guidance on the calculation and disclosure of earnings per share, including the use of the two-class method for determining earnings per share when a company has participating securities. This Issue is intended to clarify what is a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. We do not expect the adoption of EITF 03-06 to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

        Our net revenue and our costs and expenses, including subcontractor manufacturing expenses, are denominated in U.S. dollars. An increase of the U.S. dollar relative to the currencies of the countries that our customers operate in would make our products more expensive to them and increase pricing pressure or reduce demand for our products. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel our foreign currency exposure has increased, we may consider entering into hedging transactions to help mitigate that risk. We expect that our foreign currency exposure will increase as our operations in India and other countries expand.

Interest Rate Sensitivity

        We had unrestricted cash and cash equivalents totaling $17.7 million at March 31, 2004. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that a 10% change in interest rates would have a material impact on our financial position. However, declines in interest rates will reduce future investment income.

BUSINESS

Overview

        We are a leading developer and provider of highly programmable semiconductor solutions that enable fiber-fast broadband connectivity over carriers' existing copper lines. We have developed integrated chipset solutions for the fiber-fast broadband market using our proprietary communications algorithms and protocols, unique digital signal processor architecture, advanced semiconductor design methodologies and mixed-signal circuit design techniques.

        We offer multiple product lines that are designed to address different segments of the fiber-fast broadband communications market:

  •
  Through our Fx and FxS family of products, we address the fiber extension over copper market at speeds up to 100 Mbps downstream and up to 50 Mbps upstream; and

  •
  Through our SmartLeap and CleverConnect family of products, we address the VDSL over copper market at speeds up to 50 Mbps downstream and up to 30 Mbps upstream.

        Our customers consist primarily of large communications OEMs that sell to leading carriers globally. Our chipset solutions have been designed into equipment offered by leading OEMs including: Dasan Networks, Inc., ECI Telecom, Ltd., Huawei Technologies Co., Ltd., Marconi Corporation plc, Millinet Co., Ltd., NEC Corporation, Salira Optical Network Systems, Inc., Siemens AG, Sumitomo Electric Industries, Ltd., UTStarcom Incorporated, Vinci Systems Inc., Wins Communications Co., Ltd., Woojyun Systec Co., Ltd., ZTE Corporation and ZyXEL Communications Corp. In addition, our OEM customers have sold products that include our chipsets to the following major carriers: Belgacom, Chunghwa Telecom Co., Ltd., KDDI Corp., Korea Telecom, Corp., Nippon Telegraph & Telephone Corp. and Softbank BroadBand.

Industry Background

Demand For Fiber-Fast Broadband

        The growth of the Internet, the proliferation of digital media and the advancement of communications infrastructure have fundamentally changed the way people work, shop, entertain and communicate. According to Gartner, in 2003, there were over 488 million Internet subscribers world-wide. Of these subscribers, approximately 257 million were accessing the Internet through dial-up connections at speeds of up to 56 Kbps. Dial-up users typically use their connections for email and low-bandwidth Internet access. Comparatively, approximately 86.5 million subscribers were using first generation broadband, such as DSL or cable modems, for faster downloading of data. We believe that typical first generation broadband downstream speeds are one Mbps and upstream speeds are 256 Kbps, which limit users to sending and receiving emails with attachments and utilizing low-bandwidth Internet access and some multi-media applications. Today users are increasingly demanding access to advanced digital media, video and communications applications that require high speed rates for effective upstream and downstream transmission. These applications include the following:

  •
  Broadcast television;

  •
  HDTV;

  •
  VOD;

  •
  Peer-to-peer file sharing;

  •
  Sending and receiving digital media such as music and photos, and video;

  •
  Video conferencing;

  •
  Streaming video and audio;

  •
  Online gaming and game hosting; and

  •
  VoIP.

        Additionally, users are increasingly creating, interacting with and transmitting digital content. As a result, the ability to send information upstream has become equally as important as the ability to receive information downstream. For example, applications such as peer-to-peer file sharing have the same high bandwidth requirements for both upstream and downstream transmissions. As data and media files increase in size, we believe users will become increasingly dissatisfied with their existing dial-up connections and first generation broadband solutions, which do not maintain sufficient data transfer rates for satisfactory delivery of these advanced digital media, video and communications applications.

        In response to the proliferation of digital media and the demand for higher transmission speeds, carriers are offering fiber-fast broadband services to their subscribers. Fiber-fast broadband delivers speeds from 50 Mbps to 100 Mbps downstream and from 30 Mbps to 50 Mbps upstream, enabling subscribers to download information up to 100 times faster and upload information up to 200 times faster than what is typically achieved using first-generation broadband technologies. As a result, fiber-fast broadband enables or improves the users' experience with many of the current and emerging applications that are constrained by first generation broadband access. The table below illustrates selected applications and the comparative user experience of using alternative technologies:

First Generation Broadband
		Dial-up	DSL	Cable	Fiber-fast Broadband

Typical Downstream Speed/Upstream Speed		56 Kbps/ 56 Kbps	1 Mbps/ 256 Kbps	3 Mbps/ 256 Kbps	50 Mbps to 100 Mbps/ 30 Mbps to 50 Mbps
Service Provider		Carrier	Carrier	Cable Operator	Carrier
Application	Specification	Availability of Reliable Applications (Yes/No)

Web Browsing		Yes	Yes	Yes	Yes
Broadcast TV Services	3 TVs per household 4.5 Mbps per TV	No	No	Yes	Yes
Watch Live HDTV	12 Mbps to 19 Mbps per TV	No	No	Yes	Yes
Video On Demand	Full length motion picture 4.5 Mbps	No	No	Yes	Yes
Peer-to-Peer File Sharing	5 Mbps upstream/ 5 Mbps downstream	No	No	No	Yes
On Line Game Hosting	Super Extended Graphics Array, 30 frames per second	No	No	No	Yes
Video Conferencing	Full motion, Super Extended Graphics Array, 30 frames per second	No	No	No	Yes
Streaming Video	Full screen	No	No	No	Yes

Application	Specification	Estimated Time

Send 30 Digital Photos	5 megabytes	6 hours	>1 hour	>1 hour	<1 minute
Receive 30 Digital Photos	5 megabytes	6 hours	15 to 30 minutes	5 to 10 minutes	<30 seconds
Send Typical Video Clip	10 megabytes	24 minutes	5 minutes	5 minutes	2 seconds
Receive Typical Video Clip	10 megabytes	24 minutes	>1 minute	>20 seconds	<1 second

The Carrier Market Opportunity for Fiber-Fast Broadband Solutions

        Historically, carriers have used their copper line infrastructure primarily for providing basic voice services. While demand for Internet access has increased, traditional basic voice service revenue has experienced little growth. Carriers' legacy voice revenue has also been under pressure due to increased competition from cable operators and other alternative service providers.

        Anticipating a significant increase in advanced communications traffic, carriers upgraded their core and metro area networks with millions of miles of high-capacity optical fiber in the 1990s. However, broadly deploying fiber directly to the end user on the access network to provide fiber-fast broadband is cost prohibitive and time consuming. As a result, there is an enormous disparity between bandwidth in the fiber backbone network and the bandwidth at end users' premises. Given that the majority of Internet users are connected to carriers' copper lines, the most practical means available to the carriers for delivering fiber-fast broadband access is to utilize their existing copper lines.

        In an attempt to meet the growth in demand for Internet access and to supplement their legacy voice revenues, carriers have been deploying first generation broadband technologies in the form of DSL solutions over copper lines. DSL typically offers speeds averaging one Mbps downstream and 256 Kbps upstream, which are inadequate for providing the bandwidth necessary for advanced digital media, video and communications applications.

        Accordingly, a number of carriers are deploying fiber-fast broadband solutions over their existing copper infrastructure. With speeds of 50 Mbps to 100 Mbps downstream and 30 Mbps to 50 Mbps upstream, fiber-fast broadband solutions bridge the bandwidth gap between fiber and copper while avoiding the costs and time of deploying fiber all the way to the premises. This enables carriers to quickly meet the needs of their users and increase their revenues through the delivery of advanced digital media, video and communications applications while minimizing costs and capital expenditures.

The Ikanos Solution

        We are a leading developer and provider of highly programmable semiconductor solutions that enable fiber-fast broadband connectivity over carriers' existing copper lines. We have developed our integrated chipset solutions for the fiber-fast broadband market using our proprietary communications algorithms and protocols, unique digital signal processor architecture, advanced semiconductor design methodologies and mixed-signal circuit design techniques. Our expertise in high-performance communications, transmission media and carrier systems enables us to integrate signal-processing functions such as digital modulation/demodulation, adaptive equalization and error correction in a single chipset. Using our systems-level expertise, we also design our semiconductor solutions that interface with higher-level networking layers for communications applications. We believe that we are the only company to offer integrated chipset solutions with a programmable architecture that is capable of supporting the multiple technologies used in fiber-fast broadband deployments worldwide.

        By providing programmable systems-level solutions, we enable our OEM customers to reduce costs, accelerate time to market and enhance the flexibility of their systems and line cards in order to meet varying international standards and particular carrier requirements. We believe that our key competitive advantages include our system-level expertise, highly programmable chipset architecture, technology leadership and experience working directly with carriers in mass deployment of this technology. Our standards-compliant solutions are currently being deployed by several leading carriers, and are also being evaluated by other leading carriers.

Key features of our technology solutions include:

        Integrated analog front-end technology.    One of the key technology differentiations of our solutions is our integrated analog front-end. The analog front-end performs the high-precision analog-to-digital and digital-to-analog conversion and the various analog functions necessary to interface between the digital signal processor and the physical transmission medium. These integrated analog functional blocks include programmable analog transmit and receive filters, low-noise amplifiers, and a power-optimized line driver with synthesized impedance and hybrid cancellation. Our integrated analog front-end technology eliminates the need for a large number of discrete components and hence reduces costs and increases port density for our OEM customers.

        Highly programmable architecture and software.    We provide the first highly programmable architecture for the fiber-fast broadband industry that enables significant customization of reach, rate and spectrum allocation specifications. Our software enables the programming of our digital signal processor as well as the configuration of other key functions. We also provide an interface, through our software, to an external processor for configuration and diagnostic testing. We have the capability to remotely download new software into our customer premise solutions, which allows the carriers to upgrade their existing systems without having to replace them, thereby enabling the carriers to protect their investments and reduce their costs. In addition, we provide application software that can be used by our OEM customers to facilitate the integration of our solutions into their systems. Competitive solutions that are not programmable are designed specifically for particular specifications and therefore multiple solutions are necessary to support the different spectrum allocations in existence around the world. We believe that our programmable architecture differentiates us from our competitors.

        High performance digital signal processing and advanced algorithms.    In order to reliably transmit signals at fiber-fast speeds, it is critical to execute advanced algorithms in real time. Algorithm processing is typically performed by the digital signal processor. We have designed high-performance, low power usage digital signal processors for high-speed applications that incorporate hardwired blocks as well as our proprietary software. Our processing algorithms enable reliable transmission and recovery of signals at fiber-fast speeds over the existing telephone copper infrastructure even under noisy electrical conditions. We believe the combination of speed and programmability of our digital signal processor and our advanced algorithms provides us a competitive advantage.

        Flexible network interfaces.    We developed the industry's first solution with the capability to support multiple network interfaces for fiber-fast broadband. Our solutions support both asynchronous transfer modes, or ATM, and Internet protocol interfaces that allow a variety of different line card architectures. For example, carriers in Japan and Korea typically deploy our solutions to build Internet protocol-based line cards while carriers in Europe and North America typically deploy ATM-based line cards.

Key benefits of our solutions for our OEM customers and carriers are:

        Enabling the delivery of advanced digital media, video and communications applications.    Our current chipset solutions provide fiber-fast broadband speeds of up to 100 Mbps downstream and up to 50 Mbps upstream, which are the highest transmission speeds currently achievable over copper telephone wires. These speeds enable carriers to deliver advanced digital media, video and communications applications such as broadcast television, HDTV, VOD, peer-to-peer file sharing, sending and receiving digital media such as music and photos, video, online gaming and game hosting, video conferencing and VoIP, as well as traditional telephony services.

        Improving time-to-market with programmable systems-level solutions.    Our solutions are programmable through our software, which allows our OEM customers to provide a single line card, instead of multiple line cards and products and support multiple international standards and spectrum allocation specifications. Our systems architects' understanding of our OEM customers' systems enables us to design our solutions to accelerate our OEM customers' time to market. Because of the programmability of our solutions, carriers can deliver multiple service packages and charge different amounts for the packages.

        Cost-effective, fiber-fast transmission over existing infrastructure.    Our solutions minimize carriers' capital expenditures and costs because they enable transmission of signals at fiber-fast speeds over their existing telephone copper lines. As a result, carriers can leverage their previous investments in their access network infrastructure to deliver advanced revenue-generating services to their customers. Our solutions are also compatible with carriers' existing systems, enabling these carriers to add line cards without having to replace existing systems, thus lowering upfront capital expenditures and reducing inventory costs.

        End-to-end solutions.    We offer chipset solutions for carrier networks as well as for subscriber premise equipment. We also offer solutions that enable subscribers to extend fiber-fast services within the home using the existing telephone copper lines without the need to install fiber optics or other special cables. We ensure seamless interoperability by providing end-to-end solutions for the network end and the customer premises end.

        Proven technology.    We have shipped chipsets to enable over three million ports. Our current solutions are deployed or in field testing at several leading carriers worldwide such as Belgacom, Chunghwa Telecom Co., Ltd., Hanaro Telecom, Inc., KDDI Corp., Korea Telecom Corp., Nippon Telegraph & Telephone Corp. and Softbank BroadBand. Our OEM customers and the carriers they serve conduct extensive system-level testing and field qualification of a new solution over a six to 18 month period to ensure that it meets performance, standards compliance and stability requirements before that solution is approved for mass deployment. Our semiconductors have been designed into equipment offered by leading OEMs including Dasan Networks, Inc., ECI Telecom Ltd., Huawei Technologies Co., Ltd., Marconi Corporation plc, Millinet Co., Ltd., NEC Corporation, Salira Optical Network Systems Inc., Siemens AG, Sumitomo Electric Industries, Ltd., UTStarcom Incorporated, Vinci Systems Inc., Wins Communications Co., Ltd., Woojyun Systec Co., Ltd., ZTE Corporation and ZyXEL Communications Corp.

Our Strategy

        Our objective is to be the leading developer and provider of highly programmable semiconductor solutions for fiber-fast broadband over copper lines. In addition, we intend to expand into new applications and adjacent markets. The principal elements of our strategy are:

        Leverage our market and technology leadership positions.    We believe we have achieved a leadership position in the fiber-fast broadband market. We have been a leader in the development of the standard for fiber-fast broadband over copper lines and our solutions are compliant with those standards. Our solutions have been deployed at leading carriers, which we believe provides us with an incumbent position with these carriers. We intend to leverage our incumbent position to accelerate the deployment of our solutions around the world.

        Capitalize on our existing carrier and OEM relationships.    Broadband solutions require customization for the specific needs of carriers. We intend to continue to capitalize on our close relationships with leading carriers and OEMs to accelerate the deployment of our solutions. We believe that our close relationships with carriers and OEMs provide us with a deep understanding of their needs and enable us to continue to develop customized solutions to meet their requirements.

        Leverage our technology capabilities to pursue new market opportunities.    We have developed expertise in technologies that are key to fiber-fast broadband including analog and mixed-signal circuit design, digital signal processing, advanced-signal processing algorithms, firmware and software. We plan to further extend our technology expertise by devoting engineering resources to research and development in analog and mixed-signal and digital signal processing as well as by exploring potential technology acquisition opportunities. We intend to use our core technologies and establish partnerships to develop new complementary products that incorporate additional functionality to our current solutions to expand our addressable market.

        Rapidly expand our geographic presence.    We have a significant local presence in Japan and Korea. In addition, we have expanded our sales reach by adding sales personnel, field application engineers, consultants and third-party representatives in Taiwan (also serving China), Europe and the United States. We intend to continue to aggressively expand our sales team, technical support organization and third-party sales channels to broaden our customer reach on a global basis. Particularly, we intend to achieve significant growth in key countries such as Belgium, Canada, China, France, Germany, India, Italy, The Netherlands, Sweden, Switzerland, Taiwan, the United Kingdom and the United States. We believe that such geographic expansion provides significant potential for additional long-term growth for our company.

        Capitalize on our fabless operating model.    We intend to continue to operate as a fabless semiconductor company by outsourcing all the manufacturing, assembling and testing of our chipsets to reliable outsourcing partners. We also intend to continue working closely with our third-party outsourcing partners to achieve higher performance and lower cost for our chipsets. We believe that our fabless operating model has enabled us to continue to focus on innovation, integration and the marketing and selling of our products. This enables us to maximize our growth opportunities while minimizing our need for capital and increasing our flexibility.

Ikanos Target Markets

        We offer multiple product lines that are designed to address different segments of the fiber-fast broadband communications market. Using equipment based on our programmable chipset solutions, carriers deploy advanced digital media, video and communication applications over their existing copper infrastructure.

Fiber Extension Over Copper Market

        As fiber increases its penetration into the access network and the distance between the fiber termination point and the end user decreases, carriers can provide fiber-fast speeds over existing copper lines. The fiber extension over copper market refers to data transfer rates of 100 Mbps and higher and with a reach of up to 3,000 feet of copper line between the point of fiber termination and the end user. Through deployment of various topologies, such as fiber to the home, premises, building, curb, node, collectively referred to as FTTx, the end user benefits from fiber access networks by enjoying advanced digital media, video and communications applications including broadcast television, HDTV, VOD, peer-to-peer file sharing, sending and receiving digital media such as music and photos, video, video conferencing and VoIP, as well as traditional telephony services.

        FTTx, although still in its infancy, is a rapidly growing market. Growth is currently being fueled by markets in Asia, particularly Japan, and the United States. According to Broadband Access Report, in the United States demand for FTTx services is projected to grow from less than one million subscribers in 2004 to 13 million subscribers by 2008. On a worldwide basis, we estimate that there are over 50 million lines available for the deployment of fiber extension over copper with lengths of up to 1,000 feet.

Ikanos' Fiber Extension Over Copper Solutions

        Our Fiber extension over copper, or Fx, solutions enables OEMs to develop line cards that enable fiber-based services at up to 100 Mbps or higher downstream and up to 50 Mbps upstream over a copper line. Our Fx solutions serve markets historically only addressed by optical technologies, which are not widely deployed due to the high cost of installing fiber to the end user. Our Fx semiconductor solutions are designed into line cards that are installed in optical line terminals, or OLT, and optical network units, or ONU, and other types of optical-based access systems, which, in our case, connect the fiber network to the end users over existing copper lines. Our Fx solutions enable carriers to augment fiber installations by accelerating mass deployment of FTTx-based services in a cost-effective manner.

        At the customer premises, our FxS chipset resides in the subscriber-located equipment, or SLE, or the optical network terminal, or ONT, and is integral to the delivery of the fiber-fast broadband services.

        The following diagram depicts typical network connectivity of fiber extension over copper:

VDSL Over Copper Market

        DSL is currently the predominant broadband technology worldwide. According to Gartner, of the 86.5 million worldwide broadband subscribers in 2003, there were over 48.0 million worldwide DSL subscribers. That number is expected to grow to over 88.0 million by 2007, growing at a compounded annual growth rate of 16.4%. According to Instat, VDSL port shipments are expected to grow from 7.1 million ports in 2003 to 40.9 million ports in 2007 with a compounded annual growth rate of 67%. A variety of DSL technologies currently exist in the marketplace. These technologies vary by symmetric or asymmetric downstream and upstream transmission speeds and effective distance over which they operate. DSL data transmission speeds currently range up to eight Mbps downstream and up to one Mbps upstream, with the majority of subscribers typically achieving transmission speeds of one Mbps downstream and up to 256 Kbps upstream.

        VDSL is the highest-rate form of DSL technology available today and can provide fiber-fast services using existing copper lines. VDSL transmits data at rates of up to 50 Mbps downstream and up to 30 Mbps upstream for a reach of less than 3,000 feet. As distances increase, speeds decline, and at rates of less than 1 Mbps, VDSL offers a reach of up to 13,000 feet between the central office or remote terminal and the customer premises. VDSL is significantly faster than alternative DSL technologies and enables carriers to provide revenue enhancing multiple services to respond to competitive and industry pressures from cable operators and other carriers.

Ikanos' VDSL Solutions

        We utilize discrete multi-tone, or DMT, line coding technology for our VDSL solutions. Recently DMT was adopted as the principal standard for VDSL by three standards committees: in North America by The American National Standards Institute (ANSI), The Committee T1E1.4, in Europe, European Telecommunications Standards Institute (ETSI), and worldwide by the Institute of Electrical and Electronics Engineers (IEEE 802.3ah) and ITU-T. Our VDSL technology supplies transmission speeds of up to 50 Mbps downstream and up to 30 Mbps upstream over a single copper line. Our SmartLeap VDSL chipsets allow OEMs to add advanced services to the existing broadband access concentrators, digital subscriber line access multiplexers, or DSLAMs, and mini-remote access multiplexers, or mini-RAMs. Our solutions enable carriers to deliver new high-value Internet or ATM-based VDSL services leveraging their existing copper infrastructure. Once deployed, our chipsets enable carriers to migrate DSL and dial-up customers to higher speed, higher value fiber-fast broadband services.

        Similar to our Fx technology, our VDSL technology provides point-to-point configuration between the central office or remote terminal and the customer premises. Depending on distance requirements, carriers can provision services from the central office or through neighborhood remote terminals. DSLAM equipment is used in central office installations, while mini-RAM equipment is installed in neighborhood remote terminal cabinets or multi-dwelling wiring closets. Copper lines run from the DSLAM or mini-RAM to the customer premises where our CleverConnect chipset in the customer premises equipment enables speeds of up to 50 Mbps downstream and up to 30 Mbps upstream.

        The following diagram depicts typical network connectivity of VDSL over copper (setting forth transmission speeds upstream/downstream):

Ikanos Family of Products

Fx and FxS Family of Chipsets for Fiber Extension over Copper:

Product	Description		Primary market applications
Fx 10050	Fx 10050 chipset solution provides transmission speeds of up to 100 Mbps downstream and up to 50 Mbps upstream		•	Fiber extension over copper, asynchronous transfer mode or Ethernet applications
	and consists of the following devices and port densities:		•	Used in OLT and ONU, multi-dwelling unit concentrators
	•	4-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	8 or 16-port packet transfer mode framer
Fx 7030	Fx 7030 chipset solution provides		•	Fiber extension over copper,
	transmission speeds of up to 70 Mbps downstream and up to 30 Mbps upstream			asynchronous transfer mode or Ethernet applications
	and consists of the following devices and port densities:		•	Used in OLT and ONU, multi-dwelling unit concentrators
	•	4-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	8 or 16-port packet transfer mode framer
Fx 10050S	Fx 10050S chipset solution provides transmission speeds of up to 100 Mbps downstream and up to 50 Mbps upstream		•	Fiber extension over copper, asynchronous transfer mode or Ethernet applications
	and consists of the following devices and port densities:		•	Used in SLE or ONT
	•	1-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	Integrated packet transfer mode framer and asynchronous transfer mode
Functions in conjunction with Fx 7030 and Fx 10050

SmartLeap and CleverConnect Family of Chipsets for VDSL over Copper:

Product	Description		Primary market applications
SL 8100	SL 8100 chipset solution consists of the following devices:		•	VDSL over copper, asynchronous transfer mode or Ethernet applications
			•	Used in DSLAM, mini-RAM and
	•	2 ports of 50/30 Mbps, 4 ports of 50/11 Mbps or 8 ports of 22/3 Mbps		multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	2-port analog front end
	•	1-port integrated front end
	•	8 or 16-port packet transfer mode framer
SL 8800	SL 8800 chipset solution consists of the following devices:		•	VDSL over copper, asynchronous transfer mode or Ethernet applications
			•	Used in DSLAM, mini-RAM and
	•	4 ports of 50/30 Mbps, 4 ports of 50/11 Mbps or 8 ports of 23/3 Mbps		multi-dwelling unit concentrators
	•	8-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	8 or 16-port packet transfer mode framer
CC 300	CC 300 chipset solution provides transmission speeds of up to 50 Mbps		•	VDSL over copper, asynchronous transfer mode or Ethernet applications
	downstream and up to 30 Mbps upstream and consists of the following devices and port densities:		•	Used in customer premises equipment
	•	1-port burst mode engine
	•	1-port analog front end
	•	1-port integrated front end
	•	Integrated packet transfer mode framer and asynchronous transfer mode
Functions in conjunction with SL 8100 and SL 8800

Customers and Carriers

Customers

        The markets for systems utilizing our products and services are mainly served by large OEMs. We work directly with OEMs to understand their requirements and the requirements of the carriers they serve to provide the OEMs with semiconductor solutions that can be qualified for use within the carriers' networks.

        Below is the list of our OEM customers who have purchased at least $100,000 of our products directly from us or through third-party sales representatives identified during the twelve-month period year ending May 31, 2004:

OEM Customer	Direct Sales or Third-Party Sales Representative
Dasan Networks, Inc.	Uniquest Corporation
ECI Telecom, Ltd.	Direct sales
Millinet Co., Ltd.	Uniquest Corporation
NEC Corporation (Magnus)	NEC Corporation (USA)
Sumitomo Electric Industries, Ltd.	Altima
Wins Communications Co., Ltd.	Premier Technical Sales, Inc.
Woojyun Systec Co., Ltd.	Uniquest Corporation
ZyXEL Communications Corp.	Direct sales

        In addition, we have design wins with Huawei Technologies Co., Ltd., Marconi Corporation plc, Salira Optical Network Systems, Inc., Siemens AG, UTStarcom Incorporation, Vinci Systems, Inc., and ZTE Corporation.

        In 2003, NEC Corporation accounted for 43%, Uniquest Corporation accounted for 27%, Altima accounted for 18% and Wins Communications Co., Ltd. and Woojyun Systec Co., Ltd. collectively accounted for 10% of our net revenue. In 2002, NEC Corporation accounted for 52% of our revenue, Uniquest Corporation accounted for 34% and Altima accounted for 11% of our net revenue. In the three months ended March 31, 2004, NEC Corporation accounted for 44% of our net revenue, Uniquest Corporation accounted for 27% and Altima accounted for 24%.

        Substantially all of our sales are to customers outside the United States and Canada. Sales to customers in Asia accounted for approximately 90% in the year ended December 31, 2002, 98% in the year ended December 31, 2003 and 97% of net revenue in the three months ended March 31, 2004 of our net revenue. We anticipate that a majority of our net revenue will continue to be represented by sales to customers in that region.

Carriers

        We work directly with several of the major carriers and their OEMs worldwide in connection with the optimization of our technology for mass deployment or trials into the carriers' networks. Our OEM customers have sold products that include our chipsets to the following major carriers:

  •
  Belgacom (Belgium);

  •
  Hanaro Telecom, Inc. (Korea);

  •
  KDDI Corp. (Japan);

  •
  Korea Telecom, Corp. (Korea);

  •
  Nippon Telegraph & Telephone Corporation (Japan); and

  •
  Softbank BroadBand (Japan).

Ikanos Service and Support for Customers and Carriers

        To accelerate design and development of our OEM customers' systems and the qualification and mass deployment of our technology, we have an application engineering team and a field application engineering team to support our OEM customers and the carriers they serve. These application engineers and field application engineers work closely with the OEMs as well as directly with the carriers. Application engineers have expertise in hardware, software and have access to the various expertise within our company to ensure proper service and support for our OEMs customers and the carriers.

        Our service and support involves multiple stages beginning with the carriers' evaluation of our technology through utilization of our reference platforms and optimizing our technology to meet the carriers' performance and other requirements.

        In parallel, our engineers help our OEM customers with the design and review of their system designs. Our application engineers and field application engineers help the OEM engineers design their systems by providing the necessary reference designs, gerber files, schematics, data sheets, sample software codes and other documentation. By doing this, we assist our OEM customers and the carriers they serve in meeting their deployment requirements. Once the hardware incorporating our chipset solutions is built by the OEMs, we work closely with the OEMs' engineers to integrate our software into the OEMs' systems through site visits and extensive field-testing with the carriers. This entire cycle may take six to 18 months depending upon the region, carrier requirements and deployment plans.

Sales and Marketing

        Our sales and marketing strategy is to achieve design wins with leading OEMs and mass deployment with carriers worldwide. We consider a design win to occur when an OEM notifies us that it has selected our solution to be incorporated into its system. We refer to our sales and marketing strategy as "direct touch" since we have significant contact directly with the customers of our OEMs, the carriers. We believe that applications support at the early stages of design is critical to reducing time to deployment and minimizing costly redesigns for our OEM customers and the carriers. By simultaneously working with our OEM customers and the carriers, we are able to use the pull of carrier network compatibility and interoperability to push design wins with our OEM customers, which is further augmented by our support and service capabilities.

        We market and sell our products worldwide through a combination of direct sales and third-party sales representatives. We utilize third-party sales representatives to expand the impact of our sales team. We have strategically located our sales personnel, field applications engineers and third-party sales representatives near our major customers in Japan, Korea, Taiwan (serving Taiwan and China), Europe and the United States.

        Our marketing team focuses on our product strategy and management, product development road maps, product pricing and positioning, new product introduction and transition, demand assessment, competitive analysis and marketing communications and promotions. Our marketing team is also responsible for ensuring that product development activities, product launches, channel marketing program activities and ongoing demand and supply planning occur on a well-managed, timely basis in coordination with our development, operations, and sales groups, as well as our OEM customers and third-party sales representatives.

Competition

        We compete or expect to compete with Broadcom Corporation, Centillium Communications, Inc., Conexant Systems, Inc., Infineon Technologies A.G., Metalink Ltd., STMicroelectronics N.V. and Texas Instruments Incorporated. We also consider other companies that have access to DMT technology as potential future competitors. In addition, we may also face competition from newly established competitors, suppliers of products based on new or emerging technologies, and customers who choose to develop their own solutions.

        We compete primarily with respect to the following factors:

  •
  product performance;

  •
  compliance and influencing industry standards;

  •
  cost effectiveness;

  •
  functionality;

  •
  time to market; and

  •
  customer service and support.

        We believe that we are competing effectively with respect to these factors.

Technology and Architecture

        We believe that one of our key competitive advantages is in the integration of our broad base of core technologies encompassing the complete space from systems, algorithms, hardware and software to silicon. We believe this vertical integration of core competencies enables us to make optimal architectural choices in designing and developing cost-effective, high-performance, and programmable solutions. Our products are manufactured on standard low-cost, complementary metal-oxide semiconductor, or CMOS, or bi-polar complementary metal-oxide semiconductor, or Bi-CMOS, processes. We have the following core competencies:

  •
  Ability to develop system-level solutions that incorporate analog and digital processing, as well as software and algorithms;

  •
  A programmable analog and digital architecture that allows our chipset solutions to be programmed for multiple standards and applications;

  •
  Highly optimized digital signal processing algorithms;

  •
  Digital design, verification, and back-end capability for leveraging advancements in process technologies;

  •
  Analog design capability in both CMOS and Bi-CMOS processes; and

  •
  Our knowledge of the carrier network, which enables us to help carriers with their network planning and deployment of services.

        Where cost-effective, we purchase designed and verified specific functional blocks, such as real time operating systems, from third-party vendors.

Research and Development

        Our research and development efforts are focused on the development of advanced semiconductor and software solutions. We have experienced engineers who have significant expertise in fiber-fast broadband technologies. These areas of expertise include communication systems, system architecture, digital signal processing, analog design, digital and mixed signal very large scale integration development, software development, reference boards, and system design. In addition, we work closely with the research and development teams of our OEM customers and the carriers. As of March 31, 2004, we had 87 persons engaged in research and development, of whom 55 are full-time employees and 7 are independent contractors in the United States, and 25 are consultants in Bangalore, India.

Operations

Semiconductor Fabrication

        We do not own or operate a semiconductor fabrication, packaging or testing facility. We depend on third party subcontractors to manufacture, package and test our products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products. We currently outsource our semiconductor manufacturing to Taiwan Semiconductor Manufacturing Company and Austriamicrosystems in Austria. We work closely with our foundries to forecast on a monthly basis our manufacturing capacity requirements. Our semiconductors are currently fabricated in several advanced, sub-micron manufacturing processes. Because finer manufacturing processes lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technologies in order to reduce cost and improve performance. We believe that our fabless manufacturing approach provides us with the benefits of superior manufacturing capability as well as flexibility to move the manufacture, assembly and test of our products to those vendors that offer the best capability at an attractive price. Our engineers work closely with our foundries and other subcontractors to increase yields, lower manufacturing costs and improve quality.

Assembly and Test

        Our products are shipped from our third-party foundries to third-party sort, assembly and test facilities where they are assembled into finished semiconductors and tested. We outsource all product packaging and all testing requirements for these products to several assembly and test subcontractors, including Advanced Semiconductor Engineering, Inc. in Taiwan and Malaysia and ST Assembly Test Services Ltd. in Singapore. Our products are designed to use low cost, standard packages and to be tested with widely available test equipment. In addition, we specifically design our semiconductors for ease of testability, further reducing production costs.

Quality Assurance

        Our quality assurance program begins with the design and development process. Our designs are subjected to extensive circuit simulation under extreme conditions of temperature, voltage and processing before being committed to manufacture. We pre-qualify each of our subcontractors and conduct quality audits. We closely monitor foundry production to ensure consistent overall quality, reliability and yield levels. All of our independent foundries and assembly and test subcontractors have been awarded ISO 9000 certification.

Intellectual Property

        Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, contractual provisions, and licenses to protect our intellectual property. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other security measures.

        As of May 31, 2004, we held eight issued U.S. patents and have 25 additional U.S. patent applications pending. Our patents and patent applications cover features, arts, and methodology employed in each of our existing product families. Our patents have expiration dates ranging from 2015 to 2023. We continue to actively pursue the filing of additional patent applications.

        We claim copyright protection for the proprietary documentation used in our products and for the firmware and software components of our products. We have registered 16 U.S. copyrights covering certain of our firmware and software applications. We have registered "SmartLeap" and "CleverConnect," and the "Ikanos Communications" name and logo as trademarks in the United States.

Employees

        As of March 31, 2004, we had a total of 79 full-time employees, of whom 55 were involved in research and development, six in operations, nine in sales and marketing and customer support, and nine in finance and administration. In addition, we have approximately 25 engineers working as consultants in Bangalore, India. We expect to transition some of these consultants as full-time employees in the fourth quarter of 2004. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe that our relationships with our employees are good.

Facilities

        Our headquarters are located at 47669 Fremont Boulevard, Fremont, California. We lease approximately 37,266 square feet of space under our lease agreements expiring on May 31, 2008. We believe that our facilities are adequate for the next 12 months and that, if required, suitable additional space will be available on commercially reasonable terms to accommodate expansion of our operations. In addition to our headquarters, we lease office space in Tokyo, Japan and Seoul, Korea to support our field sales and operations staff.

Legal Proceedings

        Although we are not currently a party to any material litigation, we may become involved in litigation in the future.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the names, ages and positions of our executive officers and directors as of June 1, 2004:

Name	Age	Position
Rajesh Vashist	46	President, Chief Executive Officer and Director, Chairman of the Board
Daniel K. Atler	44	Chief Financial Officer
Behrooz Rezvani	44	Founder and Chief Technical Officer
Lionel Bonnot	37	Vice President of Sales for Europe, Canada and Americas
Derek Obata	46	Vice President of Sales for Asia Pacific
Richard Sekar	43	Vice President of Marketing
Anoop Khurana	45	Vice President of Engineering
Rouben Toumani	61	Vice President of Systems Engineering
Yehoshua Rom	52	Vice President of Operations
Roger Evans	59	Director
Danial Faizullabhoy	42	Director
Michael Goguen	40	Director
Michael Gulett	51	Director
G. Venkatesh	46	Director

(1)
Member of the compensation committee

(2)
Member of the audit committee

(3)
Member of the nominating and corporate governance committee

        Rajesh Vashist has served as our President, Chief Executive Officer, and one of our directors since August 1999 and as our Chairman of the Board since June 24, 2004. From January 1999 to August 1999, Mr. Vashist consulted as a Vice President of Business Development at RightWorks. From March 1991 to July 1998, Mr. Vashist worked at Adaptec, Inc. in various marketing and general management positions and served most recently as General Manager of the OEM Solutions Group. Prior to Adaptec, Mr. Vashist held various marketing and management positions at Vitelic Semiconductor and Samsung Semiconductor. Mr. Vashist holds an engineering degree from Regional Engineering College, Rourkela (India) and an M.B.A. from Marquette University.

        Daniel K. Atler has served as our Chief Financial Officer since October 2003. Prior to joining Ikanos, Mr. Atler was an executive for Silicon Image, Inc. During his tenure at Silicon Image, Mr. Atler served as the Vice President of Finance and Administration and Chief Financial Officer from June 1998 to October 2001, and as the Executive Vice President of Strategic Business Development from November 2001 to September 2003. Prior to Silicon Image, Mr. Atler served as the Chief Financial Officer and Vice President of Finance and Administration for Wireless Access, Inc., and a Senior Manager at Ernst & Young. Mr. Atler holds a degree in business administration from Colorado State University.

        Behrooz Rezvani is the founder of Ikanos and has served in various positions at our company since its inception, most recently as Chief Technical Officer. Mr. Rezvani also served on the board of directors until June 2004. From August 1996 to March 1999, Mr. Rezvani was with AFC where he founded and managed AFC advanced design center in Fremont, California. From January 1991 to January 1996, Mr. Rezvani was Project Manager at Ericsson. Mr. Rezvani holds a B.S.EE degree from North Dakota State University, an M.S. degree in electronic engineering from the University of North Dakota and a Ph.D. from Marquette University.

        Lionel Bonnot has served as our Vice President of Sales for Europe, Canada and Americas since October 2003. Prior to that, Mr. Bonnot served as our Senior Director of Worldwide Sales from December 2001 to October 2003. From July 2000 to December 2001, Mr. Bonnot served as Director of Sales at Tioga Technologies. From February 1999 to July 2000, Mr. Bonnot was Director of Sales—Strategic Account US at RadiSys Corporation. Mr. Bonnot received a M.S. degree in computer science from the Ecole Supérieure d'Informatique (Paris).

        Derek Obata has served as our Vice President of Sales for Asia Pacific since October 2003. From April 2002 to September 2003, Mr. Obata worked as an independent consultant advising management at technology start-up companies. Prior to that, Mr. Obata was with PCTEL, Inc. where he served as Executive Vice President and General Manager of the core business unit from February 2001 to November 2001, and as Vice President of Worldwide Sales from March 1998 to January 2001. Mr. Obata holds a degree in engineering from the University of California at Berkeley.

        Richard Sekar has served as our Vice President of Marketing since April 2001. From April 1998 to April 2001, Mr. Sekar served as Director and Assistant Vice President of Marketing at Copper Mountain Networks. From January 1996 to March 1998, Mr. Sekar was Senior Product Marketing Manager at Ascend Communications. Mr. Sekar holds a degree in production engineering from Regional Engineering College Trichy of the University of Madras (India) and a M.S. degree in mechanical engineering from the South Dakota School of Mines and Technology.

        Anoop Khurana has served as our Vice President of Engineering since November 1999. Prior to that, Mr. Khurana served as Vice President of Desktop Graphics Engineering and Member of Executive Staff at S3, Inc. from April 1997 to September 1999 and also held various other positions from 1994 to 1997 at S3. Prior to S3, Mr. Khurana was a Manager at Sun Microsystems from April 1990 to April 1994, a Project Leader at Evans and Sutherland from November 1986 to January 1990, and a Product Planning Engineer from Advanced Micro Devices from August 1984 to November 1986. Mr. Khurana received a degree in electrical engineering from the University of Roorkee (India) and a M.S. degree in electrical engineering from the University of Florida.

        Rouben Toumani has served as our Vice President of Systems Engineering since March 2000. From May 1989 to March 2000, Mr. Toumani was at Anritsu Corporation as the Director of Research and Development of the Telecom Division. From 1971 to 1975 and from 1978 to 1989, Mr. Toumani was at Bell Labs in the Loop Transmission Division. Mr. Toumani received both his M.S. and Ph.D. in electrical engineering from Stanford University, and completed his undergraduate degree in electrical engineering at the American University of Beirut (Lebanon).

        Yehoshua Rom has served as our Vice President of Operations since August 2002. Prior to that, Mr. Rom served as Director of Engineering at Broadcom Corporation from March 2001 to August 2002. From February 2000 to March 2001, Mr. Rom served as Director of Operations at Virage Logic Inc. From July 1997 to January 2000, Mr. Rom was Director of VLSI Engineering at MMC Networks Inc. Mr. Rom holds a B.S. degree in electrical engineering from the Tel Aviv University (Israel) and a M.B.A. degree from San Jose State University.

        Roger Evans has served as one of our directors since June 2003. Mr. Evans has been associated with Greylock, a Boston-based venture capital firm, since May 1989, and has served as a General Partner since January 1991. Prior to joining Greylock, Mr. Evans was President and Chief Executive Officer of Micom Systems, Inc., which he co-founded in 1976. Mr. Evans serves as a member of the

Board of Directors for Copper Mountain Networks. Mr. Evans received his M. A. degree in Economics from Cambridge University (England).

        Danial Faizullabhoy has served as one of our directors since July 2001. Since July 1998, Mr. Faizullabhoy has been a Managing Director with Walden International, a venture capital firm. From 1986 to 1998, he held various positions at Adaptec, including Applications Engineer, Product / Marketing Manager, and Vice President and General Manager of Target and Optical division. Prior to that, Mr. Faizullabhoy was a design engineer at Production Automation. He received a Bachelor degree in electrical engineering from Norwich University and a M.B.A. degree from Santa Clara University.

        Michael L. Goguen has served as one of our Directors since May 1999. Mr. Goguen has held various positions at Sequoia Capital, a venture capital firm, since 1996 and has been a general partner since 1997. Prior to that, Mr. Goguen spent 10 years in various engineering, research, and product management roles at DEC, SynOptics and Centillion, and was a Director of Engineering at Bay Networks (Nortel). Mr. Goguen was also a Technical Chairman of the ATM Forum. Mr. Goguen received a B.S. degree in Electrical Engineering from Cornell University and a M.S. degree in Electrical Engineering from Stanford University.

        Michael Gulett has served as one of our directors since August 2003. From December 2001 to December 2003, he was President and Chief Executive Officer of ARC International plc, a technology licensing and embedded software company. From November 1998 to January 2001, Mr. Gulett served as President and Chief Operating Officer of Virata Corporation, a leading supplier of DSL processors. Prior to that, Mr. Gulett was President and Chief Executive Officer at Paradigm Technology, a developer of fast static random access memory devices. Mr. Gulett has also held management positions at VLSI Technology, California Devices, Intel Corporation and NCR. Mr. Gulett holds a B.S.E.E. from the University of Dayton.

        G. Venkatesh has served as one of our directors since November 2001. Mr. Venkatesh is the Managing Member of Texan Ventures, LLC, a venture capital firm. Since July 2003, he has served as Chairman and Interim Chief Executive Officer of Matisse Networks. From June 1999 to November 2001, Mr. Venkatesh served as Vice President of Switching Products at Broadcom Corp. Prior to that he was President and Chief Executive Officer of Maverick Networks, a company he founded in 1998 and which was acquired by Broadcom in 1999. Mr. Venkatesh received a degree in electronics from the Indian Institute of Technology (India) and a M.S.E.E. degree in electrical and computer engineering from the University of Massachusetts.

Board Composition

        Our board of directors currently consists of six members, who are Messrs. Vashist, Evans, Faizullabhoy, Goguen, Gulett and Venkatesh. Following the offering, our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Our directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, disqualification or removal. There are no family relationships among any of our directors and executive officers.

Director Compensation

        Our directors do not currently receive any cash fees for their services on the board of directors but are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings. In addition, non-employee directors are currently eligible to receive stock options under our 1999 Stock Option Plan.

        Following the offering, our non-employee directors will receive $1,000 per meeting and will be entitled to reimbursement of business, travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. The chairman of our board of directors, audit committee, our compensation committee and our nominating and corporate governance committee will each receive $1,500 per committee meeting attended. In addition, our 2004 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board of directors after the offering will receive an initial option to purchase 30,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. The initial option grant vests as to 25% of the shares on the first anniversary of the date of grant and as to 1/48th of the shares each month thereafter, subject to the director continuing to serve as a director on each vesting date. In addition, beginning in 2005, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 12,000 shares immediately following each annual meeting of our stockholders. The subsequent option grants shall vest as to 1/12th of the shares each month following the date of grant, subject to the director continuing to serve as a director on each vesting date. See "Benefit Plans—2004 Equity Incentive Plan."

        In August 2003, as consideration for their service as a member of the board of directors, each of Messrs. Gulett and Venkatesh received an option exercisable for 2,040,000 shares of our common stock at an exercise price per share of $0.04 that vests with respect to 1/48th of the shares upon the completion of each of the 48 months of continuous service after the vesting commencement date, with vesting commencing in February 2003 for Mr. Venkatesh, and commencing in August 2003 for Mr. Gulett.

        We have a consulting agreement with Texan Ventures, LLC entered into on November 7, 2001. G. Venkatesh, who is also a member of our board of directors, is the Managing Member of Texan Ventures, LLC. Under the consulting agreement, Texan Ventures, LLC is entitled to $3,000 per month and reimbursement for reasonable expenses, and an option grant of 160,000 shares that vested monthly over a period of 12 months commencing on November 7, 2001. We paid Texan Ventures, LLC $72,000 in 2002 and $57,000 in 2003 for consulting services.

Board Committees

        Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors currently has an audit committee, a compensation committee and a corporate governance and nominating committee.

  Audit Committee

        Our audit committee is responsible for the oversight of our accounting, reporting and financial control practices. Among other functions, the audit committee is responsible for:

  •
  overseeing and monitoring our accounting, financial reporting processes, audits and the integrity of our financial statements;

  •
  appointing and overseeing the work of our independent accountants and reviewing the adequacy of our system of overseeing the independent accountant's qualifications, independence and performance;

  •
  assisting the board of directors in the oversight and monitoring of our compliance with legal and regulatory requirements;

  •
  reviewing our internal accounting and financial controls; and

  •
  reviewing our audited financial statements and reports and discussing the statement and reports with management, including any significant adjustments, management judgments and estimates, new accounting polices and disagreement with management.

        Upon completion of the offering, our audit committee will consist of Messrs.                         and                         .

  Compensation Committee

        Our compensation committee is primarily responsible for reviewing and approving the compensation, benefits, corporate goals and objectives of our chief executive officer and our other executive officers, evaluating the performance for our key executive officers, administering our employee benefit plans and making recommendations to our board of directors regarding these matters.

        Our compensation committee currently consists of Messrs. Gulett, Faizullabhoy and Goguen, each of whom is a non-management member of our board of directors. Upon completion of the offering, the members of our compensation committee will consist of Messrs.                         ,                         and                         . Mr.                         chairs the compensation committee.

  Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are Messrs.                         and                         . Mr.                         chairs the nominating and governing committee. Our nominating and corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

        In fiscal 2003, the board of directors as a whole approved matters concerning executive officer compensation, and Mr. Vashist participated in these deliberations. Also, Joerg Sperling, a current employee, served on our board of directors for a portion of fiscal 2003 during which time he participated in deliberations concerning executive officer compensation. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

        The following table sets forth information concerning the compensation earned by our Chief Executive Officer and each of our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, collectively referred to as the named executive officers, during the fiscal year ended December 31, 2003:

Summary Compensation Table

			Long-term Compensation
	Annual Compensation
Name and Principal Position			Security Underlying Options(#)	All Other Compensation
	Salary	Bonus(1)
Rajesh Vashist President and Chief Executive Officer	$171,228	$17,500	6,600,000	—
Behrooz Rezvani Chief Technical Officer	160,663	16,500	1,700,000	—
Lionel Bonnot Vice President of Sales for Europe, Canada and the Americas	142,136	97,825	450,000	—
Richard Sekar Vice President of Marketing	160,231	46,500	1,241,892	—
Rouben Toumani Vice President of Systems Engineering	160,559	45,300	1,600,000	—

(1)
We generally pay bonuses in the year following the year in which they were earned. Bonus amounts in the table are reported for the year in which they were earned even if they were paid in the following year.

Stock Option Grants in the Last Fiscal Year

        The following table sets forth certain information concerning grants of stock options to each of our named executive officers during the fiscal year ended December 31, 2003. The percentage of total options set forth below is based on an aggregate of options granted to employees during the fiscal year ended December 31, 2003. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year End Option Values

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		% of Total Options Granted to Employees in Fiscal Year
Name	Securities Underlying Options Granted (#)		Exercise Price Per share	Expiration Date
					5%	10%
Rajesh Vashist	6,600,000	21.00%	$0.04	6/26/13	$166,028	$420,748
Behrooz Rezvani	1,700,000	5.41	0.04	6/26/13	42,765	108,374
Lionel Bonnot	450,000	1.43	0.04	6/26/13	11,320	28,688
Richard Sekar	1,241,892	3.95	0.04	6/26/13	31,241	79,170
Rouben Toumani	1,600,000	5.09	0.04	6/26/13	40,249	102,000

        This table sets forth the number and value of our common stock underlying options held as of December 31, 2003. None of the named executive officers exercised options during the fiscal year ended December 31, 2003.

			Number of Securities Underlying Unexercised Options at December 31, 2003(1)
					Value of Unexercised In-the-Money Options at December 31, 2003(2)
	Number of Shares Acquired on Exercise
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rajesh Vashist (3)	—	—	7,900,000	—	$	$
Behrooz Rezvani (4)	—	—	2,700,000	—
Lionel Bonnot (5)	—	—	475,000	—
Richard Sekar (6)	—	—	1,605,478	—
Rouben Toumani (7)	—	—	1,925,000	—

(1)
These shares were issued pursuant to an early exercise agreement and are subject to a right of repurchase in favor of Ikanos.

(2)
Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2003" are based on the assumed initial public offering price of $                  per share, which is the mid-point of the range provided on the cover of this prospectus, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

(3)
If Mr. Vashist's employment with us is terminated, 3,291,667 of the shares issuable upon the exercise of Mr. Vashist's options would be subject to repurchase by us at the original purchase price.

(4)
If Mr. Rezvani's employment with us is terminated, 700,001 of the shares issuable upon the exercise of Mr. Rezvani's options would be subject to repurchase by us at the original purchase price.

(5)
If Mr. Bonnot's employment with us is terminated, 273,977 of the shares issuable upon the exercise of Mr. Bonnot's options would be subject to repurchase by us at the original purchase price.

(6)
If Mr. Sekar's employment with us is terminated, 769,036 of the shares issuable upon the exercise of Mr. Sekar's options would be subject to repurchase by us at the original purchase price.

(7)
If Mr. Toumani's employment with us is terminated, 927,084 of the shares issuable upon the exercise of Mr. Toumani's options would be subject to repurchase by us at the original purchase price.

        Our right to repurchase shares as identified in footnotes (3) through (7) above is subject to the provisions of applicable offer letters described below in the section entitled "Offer Letters and Change of Control Agreements."

Offer Letters and Change of Control Arrangements

        We have an offer letter with Rajesh Vashist, our President and Chief Executive Officer, entered into on August 6, 1999, under which Mr. Vashist was entitled to receive an annual base salary. Mr. Vashist is also entitled to an annual bonus to be awarded at the discretion of our board of directors. If at any time Mr. Vashist is terminated without cause, he will receive six months' base salary, six months' accelerated vesting of any options, and a pro rata portion of any performance bonus. If Mr. Vashist's responsibilities are significantly changed or diminished following our change in control, he will receive accelerated vesting on 25% of his options. If Mr. Vashist is terminated without cause following our change in control, he will receive accelerated vesting on all of his options.

        On August 29, 2003, we entered into an offer letter with Daniel K. Atler, our Chief Financial Officer. The offer letter provides that Mr. Atler will receive an annual base salary and a quarterly performance bonus of up to 15% of his base annual salary if he meets the performance criteria set forth by our board of directors. Mr. Atler was also granted an option to purchase shares of common stock pursuant to his offer letter. If Mr. Atler is terminated without cause or is constructively terminated three months before or 12 months after a change in control, he will receive accelerated vesting on all of his options as well as 15 months' of compensation and benefits. Pursuant to the terms of Mr. Atler's option agreement, following a change of control he will receive accelerated vesting on all of his options.

        On November 29, 2001, we entered into an offer letter with Lionel Bonnot, our Vice President of Sales for Europe, Canada and Americas. The offer letter provides that Mr. Bonnot will receive an annual base salary and a quarterly sales commission payment if he meets the performance criteria set forth in our sales commission plan. Mr. Bonnot was granted an option to purchase shares of common stock by our board of directors. The offer letter provides that upon our change of control, Mr. Bonnot shall be entitled to acceleration of vesting with respect to 25% of his unvested options if his responsibilities are significantly changed or diminished. On January 27, 2004 we also granted a stock option to Mr. Bonnot pursuant to a stock option agreement to purchase 335,000 shares. This agreement provides that if Mr. Bonnot is involuntarily terminated following our change of control, then all of the shares subject to this agreement shall become vested and exercisable.

        Effective April 6, 2001, we entered into an offer letter with Richard Sekar, our Vice President of Marketing. This offer letter provided that Mr. Sekar will receive an annual base salary and a bonus relating to customer wins. Mr. Sekar was also granted an option to purchase shares of common stock pursuant to this offer letter. This offer letter provides that upon a change of control, Mr. Sekar shall be entitled to acceleration of vesting with respect to all of his unvested options if he is terminated, his title is downgraded, his responsibilities are changed or his salary is reduced.

        We entered into an offer letter with Mr. Toumani, our Vice President of Systems Engineering on March 10, 2000. This offer letter provided that Mr. Toumani will receive an annual base salary. Mr. Toumani is also entitled to an annual bonus to be awarded at the discretion of the board of directors.

Benefit Plans

1999 Stock Option Plan

        Our 1999 Stock Option Plan was adopted by our board of directors and approved by our stockholders in September 1999. Our 1999 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and our parent and subsidiary corporations' employees, directors and consultants. We will not grant any additional awards under our 1999 Stock Option Plan following this offering. Instead we will grant options under our 2004 Equity Incentive Plan.

        As of June 1, 2004, a total of 58,602,000 shares of our common stock were authorized for issuance under the 1999 Stock Option Plan (this number includes 12,000,000 shares approved by our board of directors for which we expect stockholder approval prior to the closing of the offering). As of June 1, 2004, options to purchase 30,586,850 shares of common stock were outstanding and 9,140,549 shares were available for future grant under this plan. Our 1999 Stock Option Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each award. If the outstanding awards are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the award as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of 15 days from the date of notice. The award will terminate upon the expiration of the 15-day period.

2004 Equity Incentive Plan

        Our board of directors adopted the 2004 Equity Incentive Plan on June 24, 2004 and we believe our stockholders will approve the plan prior to completion of the offering. The 2004 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, deferred stock units, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations' employees and consultants.

        Number of Shares Reserved for Issuance.    We have not reserved any new shares for issuance under the 2004 Equity Incentive Plan. Instead, those shares that were authorized for issuance under the 1999 Stock Plan shall, upon termination of the 1999 Plan, be available for issuance under the 2004 Equity Incentive Plan. These shares include (1) any shares which have been reserved but not issued under the 1999 Stock Option Plan as of the effective date of the offering and (2) any shares returned to the 1999 Stock Option Plan on or after the effective date of the offering as a result of termination of options or the repurchase of unvested shares issued under the 1999 Stock Plan. In addition, the 2004 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning in 2005, equal to the lesser of:

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  4.4% of the outstanding shares of our common stock on the first day of the fiscal year,

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  shares, or

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  such other amounts as our board of directors may determine.

        If an award expires or is forfeited, terminated or cancelled without having been exercised or settled in full, the terminated or forfeited portion of the award will became available for future grant or sale under the 2004 Equity Incentive Plan.

        Administration.    Our board of directors or a committee of our board administers the 2004 Equity Incentive Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise or settlement. The administrator also has the authority to institute an exchange program whereby the exercise or purchase prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for the same type of award with a lower exercise or purchase price, a different type of award, or cash.

        Stock Options. A stock option is the right to purchase shares of our common stock at a fixed price for a fixed period of time. The administrator determines the exercise price of options granted under the 2004 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors, or consultants, he or she may exercise his or her options for the time period stated in the award agreement. If termination is due to death or disability, the option generally will remain exercisable for 12 months. In all other cases, the option generally will remain exercisable for three months. However, no option may be exercised following the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

        Stock Appreciation Rights. A stock appreciation right allows the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant for the number of shares as to which the right is exercised. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash, with shares of our common stock, or a combination thereof. The same expiration rules that apply to options also apply to stock appreciation rights.

        Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on continued service or the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The administrator will determine the number of shares of restricted stock granted to an employee.

        Performance Shares and Units.    Performance shares and performance units are awards that result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals, in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The performance goals may be based upon the achievement of company-wide, divisional, or individual goals including solely continued service, applicable securities laws, or any other basis determined by the administrator. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for earned performance shares and performance units may be in the form of cash, shares of equivalent value, or in some combination, as determined by the administrator.

        Deferred Stock Units.    The administrator may permit an award of restricted stock, performance shares, or performance units to be reflected by deferred stock units. Deferred stock units provide for the payment or settlement of an award in installments or on a deferred basis in accordance with rules and procedures established by the administrator. Payment for earned units may be in the form of cash, shares of equivalent value, or in some combination, as determined by the administrator.

        Limitations.    No individual may be granted options or stock appreciation rights to purchase more than    shares in any fiscal year. However, in connection with his or her initial service, an individual may be granted options and stock appreciation rights to purchase up to    additional shares.

        Non-employee Director Grants.    The 2004 Equity Incentive Plan provides for the automatic grant of nonstatutory stock options to our non-employee directors. Each non-employee director appointed to the board will receive an initial option to purchase 30,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. Initial option grants shall vest as to 25% of the shares on the first anniversary of the date of grant and as to 1/48th of the shares each month thereafter, subject to the director continuing to serve as a director on each vesting date. In addition, beginning in 2005, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 12,000 shares on the date of each annual meeting of our stockholders. These subsequent option grants shall vest as to 1/12th of the shares each month following the date of grant, subject to the director continuing to serve as a director on each vesting date. All options granted under these automatic grant provisions have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant.

        Transferability of Awards.    Unless the administrator provides otherwise, our 2004 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        Adjustments Upon Merger or Change in Control.    Our 2004 Equity Incentive Plan provides that in the event of our merger or change in control, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If the successor corporation refuses to assume or substitute for outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise options and stock appreciation rights as to all of the shares subject to his or her awards, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares, performance units, and deferred stock units will be deemed achieved, and all other terms and conditions met. The awards will terminate 15 days following notice by the administrator. In the event the service of a non-employee director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her awards will fully vest and all applicable restrictions will lapse.

        Amendment and Termination.    The 2004 Equity Incentive Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Equity Incentive Plan provided such action does not impair the rights of any participant.

2004 Employee Stock Purchase Plan

        Our 2004 Employee Stock Purchase Plan will become effective following the offering. Our board of directors adopted the 2004 Employee Stock Purchase Plan on June 24, 2004 and we believe our stockholders will approve the plan prior to the offering.

        Number of Shares Reserved for Issuance. A total of 1,000,000 shares of our common stock will be made available for sale under the 2004 Employee Stock Purchase Plan. In addition, the 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning in 2005 and ending in 2014, equal to the lesser of:

  •
  2.5% of the outstanding shares of our common stock on the first day of the fiscal year,

  •
  shares; or

  •
  such other amount as may be determined by our board of directors.

        Administration.    Our board of directors or a committee of our board administers the 2004 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2004 Employee Stock Purchase Plan and determine eligibility.

        Eligibility.    All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

  •
  immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  •
  would have rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for any calendar year.

        Offering Periods.    The 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except that the first offering period will commence on the first trading day on or after the effective date of this offering and will end on the earlier of (1) the first trading day on or after November 1, 2006 and (2) 27 months after the offering period commences, and the second offering period will commence on the first trading day on or after May 1, 2005.

        Limitations.    Our 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. Eligible compensation includes a participant's base salary, commissions, overtime and shift premiums but excludes incentive compensation, bonuses and other compensation paid directly to the employee. A participant may purchase a maximum of 1,500 shares on any purchase date.

        Purchase of Shares.    Amounts deducted and accumulated by a participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price is 85% of the lower of the fair market value of our common stock (1) at the beginning of an offering period, or (2) on the date the purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following the purchase of shares on the purchase date and automatically will be re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date, without interest. Participation ends automatically upon termination of employment with us.

        Transferability. A participant may not transfer rights granted under the 2004 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2004 Employee Stock Purchase Plan.

        Adjustments Upon Change of Control.    In the event of our change of control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new purchase date will be set. The administrator will notify each participant at least ten business days prior to the new purchase date, and participants may withdraw if they do not want to purchase shares on the new date.

        Amendment and Termination.    The 2004 Employee Stock Purchase Plan automatically will terminate in 2024, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2004 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the 2004 Employee Stock Purchase Plan.

401(k) Plan

        We maintain a 401(k) plan, which is intended to qualify under Section 401(k) of the Code. This plan allows each participant to contribute up to 60% of his or her eligible pre-tax compensation, up to a statutory limit, which is $13,000 in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions.

Indemnification of Directors and Executive Officers and Limitation of Liability

        As permitted by the Delaware General Corporation Law, we plan to adopt provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the furthest extent permitted by Delaware law as so amended.

        Our certificate of incorporation will allow us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. Our bylaws will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. Our bylaws will specify circumstances in which indemnification for our directors and executive officers is mandatory and when we may be required to advance expenses before final disposition of any litigation.

        We intend to enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

  •
  indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

  •
  advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

  •
  obtain directors' and officers' insurance.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in clams for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2001, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or entities affiliated with them, had or will have a material interest, other than as described above in the section captioned "Management" and in the transactions described below.

Sale of Preferred Stock

        Since inception, we have issued and sold an aggregate of 182,822,451 shares of preferred stock in the following rounds of financing:

  •
  in May 1999, we sold 4,166,665 shares of series A preferred stock at a price of $0.30 per share;

  •
  in February 2000 and March 2000, we sold an aggregate of 8,146,260 shares of series B preferred stock at a price of $1.9726 per share;

  •
  in July 2001, September 2001, December 2001, February 2002 and July 2002, we sold an aggregate of 41,493,993 shares of series C preferred stock at a price of $0.8614 per share;

  •
  in January 2003 and February 2003, we sold an aggregate of 104,000,000 shares of series D preferred stock at a price of $0.3176 per share; and

  •
  in March 2004, April 2004 and May 2004, we sold an aggregate of 25,015,533 shares of series E preferred stock at a price of $0.6436 per share.

        Immediately prior to completion of the offering, each share of series A, series B, series C, series D and series E preferred stock will convert into one share of common stock.

Transactions with Directors, Executive Officers and 5% Stockholders

        The following table summarizes purchases of our preferred stock since inception by our directors, executive officers and holders of more than 5% of our common stock:

	Shares of Preferred Stock
	Series A	Series B	Series C	Series D	Series E
Entities affiliated with Sequoia Capital (1)	1,666,667	3,707,290	5,973,564	21,153,948	3,589,559
Entities affiliated with Greylock Limited Partnership (2)	—	2,737,504	3,042,278	15,743,065	2,444,080
Roger Evans (3)	—	36,956	41,071	212,531	32,995
Entities affiliated with Walden International (4)	—	—	8,490,379	18,891,688	3,109,439
Entities affiliated with TeleSoft Partners	1,250,000	1,159,382	2,781,474	15,743,073	2,414,464
Ridgewood Ikanos, LLC	—	—	7,398,761	9,445,844	1,912,830
Venkatesh Family Living Trust (5)	—	—	290,225	379,976	—
Anoop Khurana	—	—	—	75,588	—
Richard Sekar	—	—	—	75,588	—
Rouben Toumani	—	—	—	10,000	—

(1)
Michael L. Goguen, who is a member of our board of directors, is a Managing Member of SCFF Management, LLC, the general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. Mr. Goguen is a Managing Member of SC VIII Management, LLC, the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII and

(footnotes continued on following page)

  Sequoia International Technology Partners VIII(Q). Mr. Goguen has the authority to vote shares held by the Sequoia entities. Mr. Goguen disclaims beneficial ownership of all shares except to the extent of his individual pecuniary interest therein.

(2)
Roger L. Evans, who is a member of our board of directors, is a General Partner of Greylock X GP Limited Partnership, which is the General Partner of Greylock X Limited Partnership and Greylock X-A Limited Partnership. The number of shares includes (a) 20,030,556 shares held by Greylock X Limited Partnership; (b) 1,539,684 shares held by Greylock X-A Limited Partnership; (c) 4,794 shares held by David B. Aronoff; (d) 107,850 shares held by Aneel Bhusri; (e) 155,786 shares held by Charles Chi and Renee van Dieen Community Property; (f) 419,421 shares held by Howard E. Cox, Jr.; (g) 107,850 shares held by Charles M. Hazard, Jr.; (h) 213,305 shares held by William W. Helman; (i) 213,305 shares held by William S. Kaiser; (j) 242,664 shares held by Mapache Investments L.P.; (k) 101,146 shares held by McCance Family Limited Partnership; (l) 318,275 shares held by Henry F. McCance; (m) 80,888 shares held by David N. Strohm; (n) 107,850 shares held by David Sze; and (o) 323,553 shares held by The Roger L. Evans Revocable Trust dated 12/16/99. Each disclaims beneficial ownership of aforementioned shares and shares held by Greylock X Limited Partnership and Greylock X-A Limited Partnership, except to the extent of his pecuniary interest therein.

(3)
Roger L. Evans, who is a member of our board of directors, is a General Partner of Greylock X GP Limited Partnership, which is the General Partner of Greylock X Limited Partnership and Greylock X-A Limited Partnership. The 36,956 shares of series B preferred stock, the 41,071 shares of series C preferred stock, the 212,531 shares of series D preferred stock and the 32,995 shares of series E preferred stock beneficially owned by Roger Evans represent shares held by The Roger L. Evans Revocable Trust dated 12/16/99.

(4)
Danial Faizullabhoy, who is a member of our board of directors, is a Managing Director of Walden International, and shares voting and investment power with respect to the shares held by WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. with other members of the Investment Committee of WIIG Communications Management, LLC, which is a Manager of WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P.

(5)
G. Venkatesh, who is a member of our board of directors, is affiliated with the Venkatesh Family Living Trust.

        In July 2001, we issued warrants to purchase an aggregate of 1,160,903 shares of our series C preferred stock to the following directors, executive officers or holders of more than 5% of our common stock:

Holders	Shares Subject to Warrants
Entities affiliated with Sequoia Capital (1)	546,355
Entities affiliated with Greylock Limited Partnership (2)	278,251
TeleSoft Partners	278,251

(1)
Number of shares includes a warrant exercisable for 507,291 shares of our series C preferred stock issued to Sequoia Capital VIII, a warrant exercisable for 6,283 shares of our series C preferred stock issued to Sequoia International Technology Partners VIII, and a warrant exercisable for 32,781 shares of our series C preferred stock issued to Sequoia International Technology Partners VIII(Q).

(2)
Roger L. Evans, who is a member of our board of directors, is the General Partner of Greylock X GP Limited Partnership, which was issued a warrant in the name of Greylock Capital exercisable for 278,251 shares of our series C preferred stock.

        In March 2001 and June 2001, we issued to various investors convertible Series C promissory notes that converted into an aggregate of approximately 3,079,266 shares of series C preferred stock to funds affiliated with Sequoia Capital, 1,564,665 shares to of series C preferred stock to funds affiliated with Greylock Limited Partners, 290,983 shares of series C preferred stock to funds affiliated with Walden International, 1,562,784 shares of series C preferred stock to funds affiliated with TeleSoft Partners and 291,131 shares of series C preferred stock to Ridgewood Ikanos, LLC. In December 2002, we issued to various investors convertible Series D promissory notes that converted into an aggregate of approximately 4,755,529 shares of series D preferred stock to funds affiliated with Sequoia Capital, 1,585,176 shares to of series D preferred stock to funds affiliated with Greylock Limited Partners and 792,588 shares to of series D preferred stock to funds affiliated with Walden International.

        The affiliates purchased the securities described above at the same prices and on the same terms and conditions as the unaffiliated investors in the private financings.

        In April 1999, we sold 2,200,000 shares of common stock at a price of $0.001 per share to Behrooz Rezvani.

        In February 2000, simultaneous with the closing of the purchase of series B preferred stock, TeleSoft Partners IA, L.P., and TeleSoft Strategic Side Fund I, L.L.C. purchased a total of 328,118 shares of common stock at a purchase price of $0.30 per share.

        In November 2001, we granted an option exercisable for 160,000 shares of our common stock with an exercise price of $0.09 per share as partial compensation pursuant to a consulting agreement to Texan Ventures, LLC. Mr. Venkatesh, who is a member of our board of directors, is a Managing Member of Texan Ventures, LLC. The consulting agreement with Texan Ventures, LLC is described in the section captioned "Management—Director Compensation."

Consulting Agreement

        We have a consulting agreement with Texan Ventures, LLC. Mr. Venkatesh, who is also a member of our board of directors, is a managing member of Texan Ventures, LLC. The consulting agreement with Texan Ventures, LLC is described in the section captioned "Management—Director Compensation."

Investor Rights Agreement and Registration Rights

        We have entered into an agreement with the purchasers of our preferred stock, and certain holders of warrants to purchase our capital stock, including entities with which certain of our directors are affiliated, that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock or other warrants. See "Description of Capital Stock—Registration Rights."

Stock Option Grants

        For more information regarding the grant of stock options to directors and executive officers, please see the sections captioned "Management—Director Compensation" and "Management—Executive Compensation."

Loans to Officers

        From July 1999 to April 2000, we provided loans to Behrooz Rezvani, our Founder and Chief Technology Officer, for the total principal amount of $80,620, at interest rates ranging from 5.25% to 6.36%. These loans mature at various dates ranging from July 29, 2002 to January 26, 2005. These loans were provided in connection with the early exercise of stock options and as a personal loan. As of

June 1, 2004, the aggregate amount outstanding under these loans was $102,114. Mr. Rezvani has repaid the outstanding principal and accrued interest in full.

        From September 2000 to December 2000, we provided two loans to Rouben Toumani, our Vice President of Systems Engineering, for the total principal amount of $88,000, at interest rates ranging from 5.87% to 6.22%. As of June 1, 2004, the aggregate amount outstanding under these loans was $107,845, of which $60,000 was repaid in June 2004. These loans mature on September 13, 2005 and December 10, 2005. These loans were provided in connection with the early exercise of stock options.

Offer Letters

        We have entered into offer letters with our officers. See "Management—Employment Agreements and Change of Control Arrangements."

Indemnification and Insurance

        At the time of the offering, we will have entered into an indemnification agreement with each of our directors and executive officers and will have purchased directors' and officers' liability insurance. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management—Indemnification of Directors and Executive Officers and Limitation of Liability."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of June 1, 2004, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in the offering, for

  •
  each person who we know beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  each named executive officer;

  •
  all of our directors and officers as a group; and

  •
  each of the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all common stock shown to be held by them. The table below assumes the conversion of all outstanding preferred stock into common stock at the current one-to-one ratio. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of June 1, 2004, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 205,790,900 shares of common stock outstanding as of June 1, 2004, after giving effect to the conversion of all outstanding preferred stock upon the closing of the offering. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Ikanos Communications, 47669 Fremont Boulevard, Fremont, CA 94538.

(footnotes on following pages)

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
			Shares to be Sold in the Offering
Name of Beneficial Owner
	Number	Percent		Number	Percent
5% Stockholders:
Entities affiliated with Sequoia Capital (1)	36,637,383	15.11%				%
Entities affiliated with Walden International (2)	30,491,506	12.9
Entities affiliated with Greylock Limited Partnership (3)(4)(12)	24,245,178	10.54
Entities affiliated with Telesoft Partners (5)	23,954,762	10.43
Ridgewood Ikanos, LLC (6)	18,757,435	8.35
Named Executive Officers and Directors:
Rajesh Vashist (7)	11,253,000	5.18
Behrooz Rezvani (8)	4,829,055	2.29
Lionel Bonnot (9)	1,420,000	*
Richard Sekar (10)	2,658,237	1.28
Rouben Toumani (11)	2,435,000	1.17
Roger Evans (3)(4)(12)	24,245,178	10.54
Danial Faizullabhoy (2)	30,491,506	12.9
Michael L. Goguen (1)	36,637,383	15.11
Michael Gulett (13)	2,040,000	*
G. Venkatesh (14)	2,870,201	1.38
All executive officers and directors as a group (14 persons) (15)	127,386,640	55.71%
Other Selling Stockholders:
[To be completed by amendment]

*
Represents beneficial ownership of less than 1% of our common stock

(1)
Principal address is 3000 Sand Hill Road, Bldg. 4, Suite 280, Menlo Park, CA 94025. Number of shares includes (a) 33,333 shares held by CMS Partners LLC, (b) 3,667 shares held by Sequoia 1997, (c) 315,125 shares held by Sequoia International Technology Partners VIII, (d) 1,644,130 shares held by Sequoia International Technology Partners VIII (Q), (e) 25,405,915 held by Sequoia Capital VIII, (f) 1,042,663 shares held by Sequoia Capital Franchise Partners, (g) 7,646,195 shares held by Sequoia Capital Franchise Fund, (h) 507,291 shares subject to warrants held by Sequoia Capital VIII that are exercisable within 60 days of June 1, 2004, (i) 6,283 shares subject to warrants held by Sequoia International Technology Partners VIII that are exercisable within 60 days of June 1, 2004 and (j) 32,781 shares subject to warrants held by Sequoia International Technology Partners VIII (Q) that are exercisable within 60 days of June 1, 2004. Mr. Goguen disclaims beneficial ownership of the listed shares except to the extent of his pecuniary interest therein.

(2)
Principal address is One California Street, 28th Floor, San Francisco, CA 94111. Number of shares includes (a) 3,350,716 shares held by Pacven Walden Ventures IV, L.P., (b) 33,841 shares held by Pacven Walden Ventures IV Associates Fund, L.P., (c) 25,740,597 shares held by WIIG Communications Partners L.P. and (d) 1,366,352 shares held by WIIG Communications Partners Associates Fund, L.P. Mr. Faizullabhoy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)
Principal address is 880 Winter Street, Waltham, MA 02451. Number of shares includes (a) 20,030,556 shares held by Greylock X Limited Partnership, (b) 1,539,684 shares held of record by Greylock X-A Limited Partnership and (c) 278,251 shares subject to warrants held by Greylock Capital that are exercisable within 60 days of June 1, 2004.

(4)
Number of shares also includes (a) 4,794 shares held by David B. Aronoff, (b) 107,850 shares held by Aneel Bhusri, (c) 155,786 shares held by Charles Chi and Renee van Dieen Community Property, (d) 419,421 shares held by Howard E. Cox, Jr., (e) 107,850 shares held by Charles M. Hazard, Jr., (f) 213,305 shares held by William W. Helman, (g) 213,305 shares held by William S. Kaiser, (h) 242,664 shares held by Mapache Investments L.P., (i) 101,146 shares held by McCance Family Limited Partnership, (j) 318,275 shares held by Henry F. McCance, (k) 80,888 shares held by David N. Strohm, (l) 107,850 shares held by David Sze and (m) and 323,553 shares held by The Roger L. Evans Revocable Trust dated 12/16/99. Each person identified above disclaims beneficial ownership of aforementioned shares and shares held by Greylock X Limited Partnership and Greylock X-A Limited Partnership, except to the extent of his or her pecuniary interest therein.

(5)
Principal address is 1450 Fashion Island Blvd., Suite 610, San Mateo, CA 94404. Number of shares includes (a) 5,444,599 shares held by Telesoft Partners IA, L.P., (b) 500,640 shares held by Telesoft Partners II, L.P., (c) 7,355,153 shares held by Telesoft Partners II QP. L.P., (d) 31,486 shares held by Telesoft NP Employee Fund, L.L.C., (e) 10,270,258 shares held by Telesoft Partners II SBIC, L.P., (f) 74,375 shares held by Telesoft Strategic Side Fund I, LLC and (g) 278,251 shares subject to warrants held by Telesoft Partners IA, LP that are exercisable within 60 days of June 1, 2004.

(6)
Principal address is 947 Linwood Avenue, Ridgewood, NJ 07450.

(7)
Represents (a) 3,692,194 shares of common stock held by Mr. Vashist; (b) 50,000 shares held by Rajesh Vashist and Rohini Vashist, Trustees of Vashist Family Trust u/i dtd February 10, 2000; (c) 5,000 shares held by Rohini Vashist, Custodian for Mallika Vashist, a minor under CUTMA until age 21; and (d) options granted to Mr. Vashist to purchase 7,505,806 shares of common stock that are immediately exercisable, of which 2,457,890 shares underlying the options would remain subject to our repurchase right as of 60 days of June 1, 2004 upon termination of Mr. Vashist's employment.

(8)
Represents (a) 1,959,055 shares of common stock held by Mr. Rezvani; (b) 20,000 shares held by Behrooz Rezvani as Custodian for Jheeran A. Rezvani under CUTMA until age 20; (c) 200,000 shares held by Jheeran Ahmad Rezvani Trust—2000 U/I Dtd January 21, 2000; and (d) options granted to Mr. Rezvani to purchase 2,650,000 shares of common stock that are immediately exercisable, of which 470,834 shares underlying the options would remain subject to our repurchase right as of 60 days of June 1, 2004 upon termination of Mr. Rezvani's employment.

(9)
Represents (a) 210,000 shares of common stock held by Mr. Bonnot, 74,376 shares of which are subject to our right of repurchase as of 60 days of June 1, 2004; and (b) options granted to Mr. Bonnot to purchase 1,210,000 shares of common stock that are immediately exercisable, of which 905,813 shares underlying the options would remain subject to our repurchase right as of 60 days of June 1, 2004 upon termination of Mr. Bonnot's employment.

(10)
Represents (a) 75,588 shares of series D preferred stock held by Mr. Sekar; (b) 2,082,649 shares of common stock held by Mr. Sekar, 696,315 shares of which are subject to our right of repurchase as of 60 days of June 1, 2004; and (c) options granted to Mr. Sekar to purchase 500,000 shares of common stock that are immediately exercisable, of which 500,000 shares underlying the option would remain subject to our repurchase right as of 60 days of June 1, 2004 upon termination of Mr. Sekar's employment.

(11)
Represents (a) 10,000 shares of series D preferred stock held by Mr. Toumani; (b) 500,000 shares of common stock held by Mr. Toumani, 53,021 shares of which are subject to our right of repurchase as of 60 days of June 1, 2004; (c) 640,000 shares held by Toumani Family 2000 Trust; and (d) options granted to Mr. Toumani to purchase 1,285,000 shares of common stock that are immediately exercisable, of which 1,280,833 shares underlying the options would remain subject to our repurchase right as of 60 days of June 1, 2004 upon termination of Mr. Toumani's employment.

(12)
Principal address of Mr. Evans is 880 Winter Street, Waltham, MA 02451. Number of shares includes (a) 20,030,556 shares held by Greylock X Limited Partnership, (b) 1,539,684 shares held by Greylock X-A Limited Partnership, (c) 278,251 shares subject to warrants held by Greylock Capital that are exercisable within 60 days of June 1, 2004, (d) 4,794 shares held by David B. Aronoff, (e) 107,850 shares held by Aneel Bhusri, (f) 155,786 shares held by Charles Chi and Renee van Dieen Community Property, (g) 419,421 shares held by Howard E. Cox, Jr., (h) 107,850 shares held by Charles M. Hazard, Jr., (i) 213,305 shares held by William W. Helman, (j) 213,305 shares held of record by William S. Kaiser, (k) 242,664 shares held by Mapache Investments L.P., (l) 101,146 shares held by McCance Family Limited Partnership, (m) 318,275 shares held by Henry F. McCance, (n) 80,888 shares held by David N. Strohm, (o) 107,850 shares held by David Sze and (p) 323,553 shares held by The Roger L. Evans Revocable Trust dated 12/16/99. Mr. Evans is a General Partner of Greylock X GP Limited Partnership which is the General Partner of Greylock X Limited Partnership and Greylock X-A Limited Partnership. Mr. Evans disclaims beneficial ownership of aforementioned shares, except to the extent of his pecuniary interest therein.

(13)
Represents options granted to Mr. Gulett to purchase 2,040,000 shares of common stock that are immediately exercisable, of which 1,572,500 shares underlying the options would remain subject to our repurchase right upon termination of Mr. Gulett's status as a member of the Board of Directors of Ikanos as of 60 days of June 1, 2004.

(14)
Represents (a) 290,225 shares of series C preferred stock held by Venkatesh Family Living Trust; (b) 379,976 shares of series D preferred stock held by Venkatesh Family Living Trust; (c) 160,000 shares of common stock held by Texan Ventures LLC, of which Mr. Venkatesh is a Managing Member; and (d) options granted to Mr. Venkatesh to purchase 2,040,000 shares of common stock that are immediately exercisable, of which 1,360,000 shares underlying the options would remain subject to our repurchase right as of 60 days of June 1, 2004 upon termination of Mr. Venkatesh's status as a member of the Board of Directors of Ikanos.

(15)
Includes 22,064,151 shares subject to options and warrants exercisable within 60 days of June 1, 2004.

        Our right to repurchase shares identified in footnotes (7) through (11) above is subject to the provisions of applicable offer letters described in the section entitled "Offer Letters and Change of Control Agreements."

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of the offering, our authorized capital stock will consist of    shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

        The following summary of provisions of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of Delaware law.

Common Stock

        As of June 1, 2004, after giving effect to the conversion of all outstanding convertible preferred stock into shares of common stock, there were 205,790,900 shares of common stock outstanding held of record by approximately 247 stockholders. In addition, as of June 1, 2004, 30,655,850 shares of our common stock were subject to outstanding options and 1,703,739 shares of our common stock were subject to outstanding warrants. Upon completion of the offering, there will be            shares of common stock outstanding, assuming (1) the exercise of all our existing warrants (such warrants may be exercised on a cashless basis upon the election of the holders) and (2) no exercise of the underwriters' over-allotment option.

        The holders of common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of stockholders. Subject to preferences that may apply to any outstanding shares of convertible preferred stock, the holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or windup, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities or other subscription right. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in the offering will be fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        After the completion of the offering, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges of the preferred stock, including dividend rights, conversion rights, voting rights terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. The board of directors, without common stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of or make removal of management more difficult and/or impair the liquidation rights of our common stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock. After the completion of the offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any preferred stock.

Warrants

        As of June 1, 2004, warrants to purchase a total of 1,703,739 shares of our common stock were outstanding with exercise prices ranging from $0.6436 to $1.9726 per share and a weighted exercise price of $0.8453 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications, a merger and consolidations.

Registration Rights

        Upon completion of the offering, the holders of an aggregate of approximately                      shares of common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock, including                  shares of common stock issuable upon the exercise of warrants to purchase our convertible preferred stock, and certain holders of                  shares of our common stock are entitled to rights to cause their shares to be registered under the Securities Act. These registration rights are contained in our fourth amended and restated investors' rights agreement and in certain outstanding warrants, which incorporate the terms of the investor rights agreement. These registration rights include demand registration rights, piggyback registration rights exercisable in connection with any registration proposed by us, and Form S-3 registration rights, as described below. The registration rights under the investors' rights agreement will expire five years following the completion of the offering, or for any particular stockholder with registration rights, at such time following the offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90 day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Demand Registration Rights

        At any time six months after the closing of the offering, and before the expiration of these registration rights, if requested by the holders of at least 30% of our then outstanding shares of common stock having registration rights under the investors' rights agreement, we will be required to register all or a portion of their shares. We are only required to effect two registrations in response to this demand registration right. Each demand registration right exercised must cover a sale of securities with a total aggregate public offering price, net of commissions, of more than $5.0 million. We may postpone the filing of any registration statement for up to 90 days once in any 12-month period if we determine that the filing would be detrimental to our stockholders and us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights, subject to certain conditions. We must pay all expenses, except for underwriters' discounts and selling commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

        If we register any securities for public sale, our stockholders with registration rights under the investors' rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders, subject to certain limitations. We must pay all expenses, except for underwriters' discounts and selling commissions, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights

        If we are eligible to file a registration statement on Form S-3, each holder of our then outstanding shares of our common stock having Form S-3 registration rights under the investors' rights agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $2.5 million and subject to other exceptions. We are not required to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of the holders of shares having these registration rights in the 12-month period prior to the holder's request. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if we determine that the filing would be detrimental to our stockholders and us and subject to certain additional limitations. We must pay all expenses, except for underwriters' discounts and selling commissions, incurred in connection with these Form S-3 registration rights.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

        Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

        Our certificate of incorporation and bylaws include provisions that:

  •
  provide for our board of directors to be divided into three classes, with each director serving a three-year term and one class being elected at year's annual meeting of stockholders;

  •
  allow the board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  prohibit cumulative voting in the election of directors;

  •
  require that special meetings of our stockholders be called only by a majority of the board of directors, the chairman of the board, the chief executive officer or the president;

  •
  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

  •
  require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding voting stock.

The Delaware General Corporation Law

        We will be subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

        These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of us. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is    .

Exchange Listing

        We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol "IKAN." We have not applied to list its common stock on any other exchange or quotation system.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to the offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

        Upon completion of the offering, we will have outstanding an aggregate of              shares of common stock, assuming the issuance of              shares of common stock. Of these outstanding shares, the shares sold by us and the selling stockholders in the offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The              shares of common stock outstanding upon completion of the offering and held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-up Agreements

        We intend to obtain lock-up agreements from all of our officers, directors, stockholders, warrant holders and optionholders under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc., or Citigroup. The lock-up agreements permit transfers of shares of our common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement.

        Citigroup, with the written consent of Lehman Brothers Inc., may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by Citigroup that, when determining whether or not to release shares from the lock-up agreements, Citigroup will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Citigroup has advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

        As a result of these lock-up agreements and the rules of the Securities Act,              restricted shares will be available for sale in the public market, subject to certain volume and other restrictions 180 days after the date of this prospectus.

Rule 144

        In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately              shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of ours, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of the offering.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other similar written agreement will be eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plan

        Immediately after the completion of the offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after the date of this prospectus. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Other Registration Rights

        Certain of our stockholders are parties to an agreement that obligates us to register their shares of our capital stock after this offering in specified circumstances. See "Description of Capital Stock—Registration Rights" for additional information.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS

        The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

        If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, partnerships, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

        A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

        In addition to the graduated tax described above, dividends received by corporate non-United States holders that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

  •
  the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

U.S. Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS. The foregoing discussion of certain United States federal income and estate tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-United States holder of shares of our common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of shares of our common stock.

UNDERWRITING

        Citigroup Global Markets Inc., Lehman Brothers Inc., UBS Securities LLC and Wachovia Capital Markets, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriters	Number of Shares
Citigroup Global Markets Inc.
Lehman Brothers Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $    per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $    per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to    additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors, the selling stockholders and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup, with the written consent of Lehman Brothers, may release any of the securities subject to these lock-up agreements at any time without notice.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in the offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of any shares included in the offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in the offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        Prior to the offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were indications of interest from selected potential investors, our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after the offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after the offering.

        We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "IKAN."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Ikanos Communications		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses of the offering will be $            .

        Based on the number of shares outstanding as of June 1, 2004, certain affiliates of Citigroup, through their investments in Walden International, indirectly own less than 1% of our common stock and certain affiliates of Wachovia, through their investments in TL Ventures, indirectly own less than 1% of our common stock. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (1) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (3) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (4) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Québec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor," other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights."

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

        We will be incorporated under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons' assets may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C., own an interest representing less than 0.15% of the shares of our common stock.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

        We have filed with the SEC under the Securities Act of 1933 a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed with the registration statements. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the exhibits and schedules filed with the registration statement without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from such offices at prescribed rates. You may also obtain information on the operation of the Public reference Room by calling the SEC at 1-800-SEC-0300. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Ikanos, who file electronically with the SEC.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at www.Ikanos.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC, free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

IKANOS COMMUNICATIONS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ikanos Communications:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Ikanos Communications and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 24, 2004

IKANOS COMMUNICATIONS

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

				Pro Forma Stockholders' Equity at March 31, 2004
	December 31,
			March 31, 2004
	2002	2003
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,781	$11,236	$17,660
Accounts receivable—trade	948	1,242	4,125
Inventories	2,192	5,119	5,883
Prepaid expenses and other current assets	550	276	654

Total current assets	8,471	17,873	28,322
Property and equipment, net	1,270	2,711	2,625
Other assets	122	174	175

Total assets	$9,863	$20,758	$31,122

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,343	$4,578	$3,975
Accrued liabilities	1,722	3,381	3,698
Capital lease obligations, current portion	825	995	800
Notes payable, current portion	2,465	—	—

Total current liabilities	7,355	8,954	8,473
Capital lease obligations, net of current portion	282	840	659

Total liabilities	7,637	9,794	9,132

Contingencies and Commitments (Note 13)
Redeemable convertible preferred stock; no par value; 190,124,000 shares authorized, 53,807,000, 157,806,918 and 179,559,555 (unaudited) shares issued and outstanding at December 31, 2002, December 31, 2003 and March 31, 2004, respectively (Liquidation value of $53,062, $86,092, and $100,092 (unaudited) at December 31, 2002, December 31, 2003 and March 31, 2004, respectively. None issued and outstanding, pro forma)	52,074	84,963	98,955	$—

Stockholders' equity (deficit):
Common stock: 247,450,000 shares authorized; no par value; 8,190,657, 9,561,064, 18,276,792 (unaudited) and 197,836,347 (unaudited) pro forma shares issued and outstanding at December 31, 2002, December 31, 2003, March 31, 2004 and March 31, 2004, respectively	686	10,923	13,424	112,379
Warrants	664	664	874	874
Notes receivable from stockholders	(213)	(242)	(244)	(244)
Deferred stock-based compensation	—	(4,481)	(5,233)	(5,233)
Accumulated other comprehensive loss	—	(8)	(9)	(9)
Accumulated deficit	(50,985)	(80,855)	(85,777)	(85,777)

Total stockholders' equity (deficit)	(49,848)	(73,999)	(76,965)	$21,990

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$9,863	$20,758	$31,122

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenue	$—	$4,116	$29,045	$4,808	$14,272
Costs and expenses:
Cost of revenue (1)	—	4,122	28,603	4,695	11,730
Research and development (1)	15,418	16,775	19,021	4,560	4,169
Selling, general and administrative (1)	2,100	3,676	6,048	1,366	2,062
Employee stock-based compensation	—	—	5,265	117	1,227

Total cost and expenses	17,518	24,573	58,937	10,738	19,188

Loss from operations	(17,518)	(20,457)	(29,892)	(5,930)	(4,916)
Interest income (expense), net	(188)	(6)	22	(8)	(6)

Net loss	$(17,706)	$(20,463)	$(29,870)	$(5,938)	$(4,922)

Basic and diluted net loss per share	$(3.30)	$(3.00)	$(3.60)	$(0.77)	$(0.34)
Weighted-average number of shares in calculating loss per share:
Basic and diluted	5,358	6,827	8,301	7,674	14,498
Pro forma net loss per share (unaudited) (see Note 1)
Basic and diluted			$(0.18)		$(0.03)
Weighted-average number of shares used in calculating pro forma net loss per share (unaudited) (see Note 1):
Basic and diluted			166,108		178,042

(1)
Amounts exclude amortization of deferred employee stock-based compensation as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cost of revenue	$—	$—	$74	$41	$10
Research and development	—	—	2,399	12	276
Selling, general and administrative	—	—	2,792	64	941

	$—	$—	$5,265	$117	$1,227

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS)

	Redeemable Convertible Preferred Stock
			Common Stock			Notes Receivable from Stockholders		Accumulated Other Comprehensive Loss		Total Stockholders' Equity (Deficit)
							Deferred Stock-based Compensation		Accumulated Deficit		Comprehensive Loss
	Shares	Amount	Shares	Amount	Warrants
Balance at December 31, 2000	12,313	$17,222	7,703	$515	$52	$(201)	$—	$—	$(12,816)	$(12,450)
Net loss	—	—	—	—	—	—	—	—	(17,706)	(17,706)	$(17,706)

Issuance of common stock for services rendered	—	—	162	35	—	—	—	—	—	35
Issuance of common stock for stockholders' notes receivable	—	—	103	20	—	(20)	—	—	—	—
Exercise of common stock options	—	—	381	85	—	—	—	—	—	85
Payment of note	—	—	—	—	—	12	—	—	—	12
Repurchase of common stock	—	—	(666)	(20)	—	15	—	—	—	(5)
Issuance of Series C Redeemable Convertible Preferred Stock	36,850	30,912	—	—	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	612	—	—	—	—	612
Stock based compensation	—	—	—	(13)	—	—	—	—	—	(13)

Balance at December 31, 2001	49,163	48,134	7,683	622	664	(194)	—	—	(30,522)	(29,430)
Net loss	—	—	—	—	—	—	—	—	(20,463)	(20,463)	$(20,463)

Stock based compensation	—	—	153	14	—	—	—	—	—	14
Issuance of common stock for stockholders' notes receivable	—	—	210	19	—	(19)	—	—	—	—
Issuance of Series C Redeemable Convertible Preferred Stock	4,644	3,940	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	173	32	—	—	—	—	—	32
Repurchase of common stock	—	—	(28)	(1)	—	—	—	—	—	(1)

Balance at December 31, 2002	53,807	$52,074	8,191	$686	$664	$(213)	$—	$—	$(50,985)	$(49,848)

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS) (CONTINUED)

	Redeemable Convertible Preferred Stock
			Common Stock			Notes Receivable from Stockholders		Accumulated Other Comprehensive Loss		Total Stockholders' Equity (Deficit)
							Deferred Stock-based Compensation		Accumulated Deficit		Comprehensive (Income) Loss
	Shares	Amount	Shares	Amount	Warrants
Balance at December 31, 2002	53,807	$52,074	8,191	$686	$664	$(213)	$—	$—	$(50,985)	$(49,848)
Net loss	—	—	—	—	—	—	—	—	(29,870)	(29,870)	$(29,773)
Currency translation adjustment	—	—	—	—	—	—	—	(8)	—	(8)	(8)

Comprehensive loss											$(29,781)

Deferred stock-based compensation	—	—	—	9,746	—	—	(9,746)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	5,265	—	—	5,265
Issuance of common stock for stockholders' notes receivable	—	—	318	29	—	(29)	—	—	—	—
Stock based compensation	—	—	66	378	—	—	—	—	—	132
Issuance of common stock upon exercise of stock options	—	—	986	84	—	—	—	—	—	330
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs	96,838	30,624	—	—	—	—	—	—	—	—
Conversion of notes payable into Series D Redeemable Convertible Preferred Stock	7,162	2,265	—	—	—	—	—	—	—	—

Balance at December 31, 2003	157,807	84,963	9,561	10,923	664	(242)	(4,481)	(8)	(80,855)	(73,999)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(4,922)	(4,922)	$(4,922)
Cumulative translation adjustment (unaudited)	—	—	—	—	—	—	—	(1)	—	(1)	(1)

Comprehensive loss (unaudited)											$(4,923)

Deferred stock-based compensation (unaudited)	—	—	—	1,979	—	—	(1,979)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	1,227	—	—	1,227
Stock based compensation (unaudited)	—	—	54	63	—	—	—	—	—	38
Issuance of common stock for stockholders' notes receivable, net of issuance costs (unaudited)	—	—	30	2	—	(2)	—	—	—	—
Issuance of Series E Redeemable Convertible Preferred Stock (unaudited)	21,753	13,992	—	—	—	—	—	—	—	—
Issuance of warrants in connection with consultancy services (unaudited)	—	—	—	—	210	—	—	—	—	210
Issuance of common stock upon exercise of stock options (unaudited)	—	—	12,892	629	—	—	—	—	—	654
Common stock subject to repurchase (unaudited)	—	—	(4,260)	(172)	—	—	—	—	—	(172)

Balance at March 31, 2004 (unaudited)	179,560	$98,955	18,277	$13,424	$874	$(244)	$(5,233)	$(9)	$(85,777)	$(76,965)

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities
Net loss	$(17,706)	$(20,463)	$(29,870)	$(5,938)	$(4,922)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	2,403	2,059	1,351	359	387
Loss on disposal of property and equipment	—	121	2	—	—
Amortization of employee stock-based compensation, net of cancellations	—	—	5,265	117	1,227
Non-cash interest expense	103	—	11	11	—
Compensation expense from issuance of stock options/grants	22	14	378	108	63
Amortization of fair value of warrants	55	23	—	—	18
Changes in current assets and liabilities:
Accounts receivable	—	(948)	(294)	502	(2,883)
Inventories	—	(2,192)	(2,927)	(110)	(764)
Prepaid expenses and other current assets	(88)	(136)	245	(62)	(188)
Other assets	154	108	(52)	(44)	(1)
Accounts payable	(287)	2,014	2,235	219	(603)
Accrued liabilities	(181)	1,257	1,724	855	147

Net cash used in operating activities	(15,525)	(18,143)	(21,932)	(3,983)	(7,519)

Cash flows from investing activities
Purchase of short-term investments	(7,838)	—	—	—	—
Sale of short-term investments	—	7,838	—	—	—
Purchases of property and equipment	(756)	(562)	(692)	(216)	(98)

Net cash provided by (used in) investing activities	(8,594)	7,276	(692)	(216)	(98)

Cash flows from financing activities
Proceeds from redeemable convertible preferred stock issuance, net	25,366	3,940	30,624	30,624	13,992
Repayment of notes receivable	61	—	—	—	—
Proceeds from exercise of stock options	85	32	84	11	629
Payments of obligations under capital lease	(188)	(273)	(968)	(205)	(579)
Proceeds from convertible promissory notes	6,000	2,250	—	—	—
Repurchase of common stock	(5)	(1)	—	—	—
Borrowings under notes payable	1,581	—	—	—	—
Payments on notes payable	(1,536)	(1,711)	(653)	(63)	—

Net cash provided by investing activities	31,364	4,237	29,087	30,367	14,042

Effect of exchange rate on cash and cash equivalents	—	—	(8)	—	(1)
Net increase (decrease) in cash and cash equivalents	7,245	(6,630)	6,455	26,168	6,424
Cash and cash equivalents, at beginning of period	4,166	11,411	4,781	4,781	11,236

Cash and cash equivalents, at end of period	$11,411	$4,781	$11,236	$30,949	$17,660

Supplemental disclosure of cash flow information
Cash paid for interest	$363	$254	$197	$33	$28
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment acquired under capital leases	$1,323	89	$2,102	$153	$203
Exercise of stock options by notes receivable	20	19	29	21	2
Conversion of note payable into preferred stock	6,000	—	2,265	2,265	—
Borrowings under notes payable	260	2,254	—	—	—

The accompanying notes are an integral part of these financial statements.

IKANOS COMMUNICATIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—IKANOS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

        Ikanos Communications ("the Company"), was incorporated in the state of California on April 12, 1999. The Company provides highly programmable semiconductor solutions that provide fiber-fast broadband access over existing telephone copper wires. The Company's solutions integrate the analog, mixed-signal and digital signal processing functions onto a single chipset. The Company's fiscal years were the 52 week periods ended on December 29, 2002 and December 28, 2003, respectively. The Company's fiscal quarters reported are the consecutive 13th or 14th week periods ending on the Sunday nearest to the end of the month. For presentation purposes, the financial statements and notes have been presented as ending on the last day of the nearest calendar month.

Liquidity

        The Company has completed several rounds of private equity financing with its last round in May 2004 for proceeds of $14.0 million during March 2004, $2.0 million in April 2004 and $100,000 in May 2004. The Company has incurred losses from operations since its inception and has an accumulated deficit of $85.8 million as of March 31, 2004. The Company experienced net losses of $29.9 million for the year ended December 31, 2003 and $4.9 million (unaudited) for the three months ended March 31, 2004. The Company believes that its current cash and cash equivalents will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. The Company's operating plans are based on and require that the Company continue to increase revenues and commence generating positive cash flows. In addition, the Company plans to raise additional funds to finance future operations through an initial public offering. Failure to raise additional funds may adversely affect the Company's ability to achieve its intended business objectives. There can be no assurance that additional funds will be available or, if available, at prices that is acceptable to the Company.

Basis of Presentation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and consolidated statements of cash flows for the three months ended March 31, 2003 and 2004 and the consolidated statement of stockholders' equity (deficit) for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations and cash flows for the three months ended March 31, 2003 and 2004, respectively. The financial data and other information disclosed in the notes to the financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Foreign Currency Translation

        The functional currency of the Company's foreign subsidiaries is their foreign currency. Accordingly, assets and liabilities are translated at the current exchange rate at the end of each period reported, and revenues and expenses are remeasured at average exchange rates in effect during the period. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity (deficit). Foreign currency transaction gains and losses, which have not been significant to date, are included as a component of interest and other income, net, in our consolidated statements of operations.

Unaudited pro forma stockholders' equity

        The unaudited pro forma information in the accompanying balance sheets assumes the conversion of the outstanding shares of convertible preferred stock into 179,559,555 shares of common stock, resulting from the completion of the initial public offering as if it had actually occurred on December 31, 2003. Common shares to be issued upon the completion of the initial public offering and the related estimated net proceeds are excluded from such pro forma information.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Revenue Recognition

        The Company's revenue is derived primarily from the sale of semiconductors. Revenue is recognized when persuasive evidence of an arrangement exists, title has transferred upon delivery or services have been rendered, the fee is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. Delivery is generally considered to have occurred upon shipment. The Company records reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in rebate agreements, and other factors known at the time.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less on the date of purchase to be cash equivalents. As of December 31, 2002 and 2003 and March 31, 2004 (unaudited), the Company held its cash and cash equivalents in a checking account, a money market account and an investment account with high credit quality financial institutions.

Fair Value of Financial Instruments

        The carrying amounts of certain of the Company's financial instruments including, cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, approximate fair value due to the relatively short maturity periods. Based on the interest rates available to the Company for debt with comparable maturities, the carrying values of the Company's notes payable and obligations under capital leases approximate fair values.

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method and market represents the estimated net realizable value. The Company records inventory write-downs for estimated obsolescence of unmarketable inventory based upon assumptions about future demand and market conditions. Once inventory is written down, a new accounting basis is established and accordingly, it is not written back up in future periods. Additionally, the Company specifically reserves for lower of cost or market if pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lifes of the assets. Leasehold improvements are amortized over the shorter of their estimated useful life of the asset or the term of the lease. Equipment held under capital leases is classified as capital assets and amortized using the straight-line method over the term of the lease or the estimated useful life, whichever is shorter. All repairs and maintenance costs are expensed as incurred.

        The depreciation and amortization periods for property and equipment categories are as follows:

Software	2.5 to 3 years
Computer equipment	3 years
Lab equipment	3 to 3.5 years
Furniture and fixtures	4 years

Impairment of Long-lived Assets

        The Company evaluates the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability using undiscounted cash flows attributed to that asset. If an asset is impaired, it is written down to its estimated fair market value.

Research and Development

        Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to patent prosecution, materials, supplies and equipment depreciation. All research and development costs are expensed as incurred.

Advertising costs

        Advertising costs are expensed as incurred. Advertising costs were less than $100,000 in each of 2001, 2002, 2003 and the three months ended March 31, 2003 (unaudited) and March 31, 2004 (unaudited), respectively.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents and accounts receivable. Cash and cash equivalents are held with a limited number of financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. Management believes that the financial institutions that hold the Company's investments are financially credit worthy and, accordingly, minimal credit risk exists with respect to those investments.

        Credit risk with respect to accounts receivables is concentrated due to the number of large orders recorded in any particular reporting period. Two customers represent 64.5% and 25.2%, respectively, of accounts receivable (unaudited) at March 31, 2004. Two customers represent 67.2% and 24.0%, respectively, of accounts receivable at December 31, 2003. Three customers represent 49.2%, 29.6%, and 11.3%, respectively, of accounts receivable at December 31, 2002. The Company reviews credit evaluations of its customers but does not require collateral or other security to support customer receivables. Three customers accounted for 44.0%, 26.6%, and 23.9% of net revenue (unaudited) for the period ended March 31, 2004. Three customers accounted for 43.3%, 26.1%, and 18.2% of net revenue for the year ended December 31, 2003. Three customers accounted for 45.6%, 33.6%, and 11.1% of net revenue for the year ended December 31, 2002.

Concentration of Other Risk

        The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad; economic conditions specific to the semiconductor industry; demand for the Company's products; the timely introduction of new products; implementation of new manufacturing technologies; manufacturing capacity; the availability of materials and supplies; competition; the ability to safeguard patents and intellectual property in a rapidly evolving market; and reliance on assembly and wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

Warranty

        We generally warrant our products against defects in materials and workmanship and non-conformance to our specifications for varying lengths of time, generally one year. If there is a material increase in customer claims compared with historical experience, or if costs of servicing warranty claims are greater than expected, the Company may record a charge against cost of revenue.

Comprehensive Income

        Comprehensive income (loss) is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. The difference between the Company's net loss and its total comprehensive loss for the three month period ended March 31, 2004 (unaudited) and March 31, 2003 (unaudited) and the years ended December 31, 2001, 2002 and 2003 was not material and related primarily to currency translation.

Stock-based Compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation ("FIN") No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and complies with the disclosure provisions of SFAS 148, Accounting for Stock-Based Compensation—an Amendment of SFAS 123. The Company amortizes deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Had compensation cost for the Company's stock compensation plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss as reported:	$(17,706)	$(20,463)	$(29,870)	$(5,938)	$(4,922)
Add: Employee stock-based compensation expense included in net income, net of tax	—	—	5,265	117	1,227
Deduct: Total employee stock-based compensation expense determined under the fair value method, net of tax	(82)	(71)	(5,293)	(133)	(1,243)

Pro forma net loss	$(17,788)	$(20,534)	$(29,898)	$(5,954)	$(4,938)

Pro forma net loss per share
Basic and diluted	$(3.32)	$(3.01)	$(3.60)	$(0.78)	$(0.34)

Net loss per share
Basic and diluted	$(3.30)	$(3.00)	$(3.60)	$(0.77)	$(0.34)

        The weighted average fair value of the stock options granted during the years ended December 31, 2001, 2002 and 2003, and for the three months ended March 31, 2003 (unaudited) and 2004 (unaudited) was approximately $0.02, $0.02, $0.34, $0.21 and $0.56 per share. The fair value of the Company's stock-based awards to employees was estimated using the minimum value method and the following assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Dividend yield	0%	0%	0%	0%	0%
Expected life (years)	4.3 years	4.3 years	3.0 years	3.6 years	4.0 years
Expected annualized volatility	0%	0%	0%	0%	0%
Risk-free interest rate	4.0%	3.8%	1.9%	2.0%	2.2%

        During the twelve month period ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), the Company granted options with exercise prices as follows:

Date of Grant	Number of options granted	Weighted Average Exercise Price	Weighted Average Fair Value of common stock per share	Intrinsic Value per share
Three months ended
March 31, 2003	1,750	0.04	0.25	0.21
June 30, 2003	21,814	0.04	0.35	0.31
September 30, 2003	4,205	0.04	0.45	0.41
December 31, 2003	3,600	0.04	0.56	0.52
March 31, 2004 (unaudited)	3,551	0.04	0.60	0.56

        The intrinsic value per share is being recorded as compensation expense over the applicable vesting period, using the graded vesting method.

        The fair value of common stock was determined retrospectively. Management did not obtain contemporaneous valuations prior to March 31, 2004 because at the time of the issuances, the Company wanted to use its limited resources primarily for its operating costs.

Net loss per share

        Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options, warrants and unvested common shares. Diluted net loss per share was the same as basic net loss per share for all periods presented since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company's net losses.

        The following table sets forth the computation of basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Numerator:
Net loss	$(17,706)	$(20,463)	$(29,870)	$(5,938)	$(4,922)
Denominator:
Weighted-average common shares outstanding	6,936	7,925	8,631	8,551	19,367
Less: Unvested common shares subject to repurchase	1,578	1,098	330	877	4,869

Total shares, basic	$5,358	$6,827	$8,301	$7,674	$14,498

Net loss per common share:
Basic and diluted	$(3.30)	$(3.00)	$(3.60)	$(0.77)	$(0.34)

        The potential shares, which are excluded from the determination of basic and diluted net loss per share as their effect is anti-dilutive, are as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted-average redeemable convertible preferred stock	33,230	53,807	157,807	157,807	163,544
Warrants to purchase convertible preferred stock (assuming conversion)	1,238	1,238	1,238	1,238	1,704
Options to purchase common stock	8,021	7,909	33,784	9,648	24,405

Income taxes

        The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a a material impact on the Company's financial statements.

        In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a significant impact on the Company's financial position or results of operations.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material effect on the Company's financial position or results of operations.

        In March 2004, the EITF reached a consensus on issue No. 03-06 ("EITF 03-06"), Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. SFAS 128 provides guidance on the calculation and disclosure of earnings per share ("EPS"), including the use of the two-class method for determining EPS when a company has participating securities. This Issue is intended to clarify what is a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. Management does not expect the adoption of EITF 03-06 to have a material impact on the Company's financial position or results of operations.

NOTE 2—RELATED PARTY TRANSACTIONS:

        At December 31, 2003, the Company held full recourse notes receivable from eight employees with a total balance of $256,000. The interest rates on these notes range from 4.8% and 6.2% per annum. The terms of the notes range from 4 to 5 years.

        The Company holds unsecured promissory notes from an executive officer. The loans are included in other current assets in the amount of $88,000, $92,000 and $94,000 at December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively, inclusive of interest. The loans are subject to interest at rates ranging from 5.3% to 6.4% per annum and were due in July 2002 and April 2003. These notes were repaid in June 2004.

        The Company has a consulting agreement with Texan Ventures, LLC entered into on November 7, 2001. G. Venkatesh, who is also a member of the Company's board of directors, is the Managing Member of Texan Ventures, LLC. Under the consulting agreement, Texan Ventures, LLC is entitled to $3,000 per month and reimbursement for reasonable expenses, and an option grant of 160,000 shares that vested monthly over a period of 12 months commencing on November 7, 2001. The Company paid Texan Ventures, LLC $72,000 in 2002 and $57,000 in 2003 for consulting services. The Company also paid $39,000 to another director during 2003 for consulting services.

NOTE 3—BALANCE SHEET COMPONENTS:

	December 31,
			March 31, 2004 (unaudited)
	2002	2003
	(in thousands)
Inventory:
Finished goods	$1,243	$2,751	$4,078
Work-in-process	599	1,988	1,167
Purchased parts and raw materials	350	380	638

	$2,192	$5,119	$5,883

	December 31,
	2002	2003
	(in thousands)
Property and equipment, net:
Software	$4,626	$6,213
Computer equipment	1,382	1,659
Lab equipment	862	1,275
Furniture and fixtures	188	241
Leasehold improvements	—	63

	7,058	9,451
Less: Accumulated depreciation	(5,788)	(6,740)

	$1,270	$2,711

        Depreciation expense for property and equipment was $2,403,000, $2,059,000 and $1,351,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Included in property and equipment are assets acquired under capital lease obligations with an original cost of approximately $762,000, $755,000 and $2,102,000 and as of December 31, 2001, 2002 and 2003, respectively. Related accumulated depreciation and amortization of these assets was approximately $498,000, $727,000 and $1,096,000 as of December 31, 2001, 2002 and 2003, respectively.

	December 31,
	2002	2003
	(in thousands)
Accrued liabilities:
Warranty accrual	$70	$126
Accrued consulting	—	222
Accrued royalty	114	308
Advance from customers	—	322
Accrued bonus and commission	233	658
Accrued vacation	406	581
Other accrued liabilities	899	1,164

	$1,722	$3,381

        The following table summarizes the activity related to the product warranty liability, which was included in accrued liabilities in the Company's consolidated balance sheets, at December 31, 2003 and March 31, 2004 (in thousands):

Warranty accrual at December 31, 2002	$70
Accrual for warranties during the year	70
Settlements made during the year	(14)

Warranty accrual at December 31, 2003	126
Accruals for warranties during the period (unaudited)	88
Settlements made during the period (unaudited)	(86)

Warranty accrual at March 31, 2004 (unaudited)	$128

NOTE 4—INTEREST INCOME (EXPENSE), NET

        Interest income (expense), net included the following (in thousands):

	Year Ended December 31,			Three Months Ended March 31, (unaudited)
	2001	2002	2003	2003	2004
Interest income	$350	$271	$220	$38	$23
Interest expense	(538)	(277)	(198)	(46)	(29)

Interest income (expense), net	$(188)	$(6)	$22	$(8)	$(6)

NOTE 5—REDEEMABLE CONVERTIBLE PREFERRED STOCK:

        At March 31, 2004, the Company had authorized 190,124,000 (unaudited) shares of preferred stock of which 179,559,555 (unaudited) shares have been issued in series, designated as follows (in thousands, except issue price):

Series	Date of Issuance	Original Issue Price	Shares Authorized	Shares Outstanding	Liquidation Amount	Proceeds Net of Issuance Costs
A	May 1999	$0.3000	4,167	4,167	$1,250	$1,198
B	February 2000 - March 2000	1.9726	8,223	8,146	16,069	16,024
C	July 2001 - July 2002	0.8614	45,300	41,494	35,743	34,852

	Balance at December 31, 2002		57,690	53,807	53,062	52,074
D	January 2003 - February 2003	0.3176	104,000	104,000	33,030	32,889

	Balance at December 31, 2003		161,690	157,807	86,092	84,963
E	March 2004 (unaudited)	0.6436	28,434	21,753	14,000	13,992

	Balance at March 31, 2004 (unaudited)		190,124	179,560	$100,092	$98,955

        Significant rights and preferences of Series A redeemable convertible preferred stock ("Series A"), Series B redeemable convertible preferred stock ("Series B"), Series C redeemable convertible preferred stock ("Series C"), Series D redeemable convertible preferred stock ("Series D") and Series E redeemable convertible preferred stock ("Series E") are as follows:

Conversion

        Each share of Series A, B, C, D and E shall be convertible into such number of fully paid and non assessable shares of common stock as is determined by dividing $0.30, $1.9726, $0.8614, $0.3176 and $0.6436, respectively, by the Series A, B, C, D and E conversion price. The conversion rate is currently one to one, but shall be subject to adjustment in the event of stock splits, stock dividends or other distributions on outstanding common stock.

        Each share of Series A, B, C, D and E shall automatically be converted into shares of common stock at the applicable conversion price immediately upon the effectiveness of a registration statement under the Securities Act of 1933, provided that the aggregate gross proceeds thereof are not less than $25,000,000 and provided further that the price per share in such offering is at least $5.00. Automatic conversion provisions shall also apply upon approval of such conversion by written consent of the holders of two thirds of the outstanding shares of preferred stock. However, the written consent would not be required for Series E preferred stock.

Voting

        The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock can be converted.

Dividends

        The holder of each share of preferred stock shall be entitled to receive dividends out of funds legally available when and if declared by the Board of Directors, provided that the holders of Series A, B, C, D and E shall be entitled to receive a non cumulative preferential dividend of $0.024, $0.158, $0.069, $0.025 and $0.0515, respectively, per fiscal year for each share of Series A, B, C, D and E. These preferential dividends shall be paid ratably in proportion and in preference and prior to any dividends paid to the common stock. Such preferential dividends shall be non cumulative, and no right shall accrue to the preferred stock holders if dividends are not declared in any period. So long as any shares of preferred stock remain outstanding, the Company shall not, without the approval of a majority and two thirds of the outstanding shares of Preferred Stock voting as a single class, amend preferences, declare or pay dividends, create any new class or series of shares having preferences over or being on a parity with the preferred stock or merge or sell the assets of the Company.

Liquidation

        In the event of any liquidation, the holders of Series A, B, C, D and E shall be entitled to receive a liquidation preference of $0.30, $1.9726, $0.8614, $0.3176 and $0.6436 per share, respectively, plus any declared but unpaid dividends thereon. If the assets of the Company are insufficient to permit payment of the full liquidation preference, then all of the assets shall be distributed ratably in proportion to the full Series A, B, C, D and E liquidation preference that such holders would otherwise be entitled to receive.

Redemption

        In the event of a merger, acquisition or sale of assets where the beneficial ownership of the Company would change more than 50.0%, the preferred stock holders are entitled to redemption rights equal to liquidation rights.

NOTE 6—COMMON STOCK:

        On July 6, 2001, the Company's Board of Directors authorized a 1-for-2 reverse stock split for all classes of stock. All share amounts have been retroactively adjusted to reflect the stock split.

        As of March 31, 2004, the Company has reserved the following shares of common stock for future issuance (unaudited) (in thousands):

Conversion of preferred stock	179,560
1999 stock plan	28,079
Series B warrants	77
Series C warrants	1,161
Series E warrants	466

209,343

NOTE 7—STOCK OPTION PLAN:

        On September 24, 1999, the Company adopted the 1999 Stock Plan (the "Plan") under which 46,602,000 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants. Options granted under the Plan may be incentive stock options or nonstatutory stock options. Incentive stock options may only be granted to employees. Options to purchase shares of the Company's common stock are granted at a price equal to the fair market value of the stock at the date of grant, as determined by the Board of Directors. Options generally vest at a rate of 25.0% on the first anniversary of the grant date and 1/48 per month thereafter. Generally, options terminate ten years after the date of grant. Incentive stock options granted to employees who own more than ten percent of the total combined voting power of all classes of stock of the Company terminate five years from the date of the grant. Should an employee subsequently leave, the Company has the right to repurchase the shares that had not vested at the departure date.

        A summary of the activity under the Plan and Stand-Alone Stock Option Agreements is as follows (in thousands, except per share amounts):

	Options Available for Future Issuance	Outstanding Shares	Weighted Average Exercise Price
Balances, December 31, 2000	639	3,217	$0.35
Authorized	5,000	—	—
Granted	(6,409)	6,638	0.12
Unvested shares repurchased	666	—	0.03
Exercised	—	(484)	0.22
Canceled	1,350	(1,350)	0.37

Balances, December 31, 2001	1,246	8,021	0.15
Granted	(1,122)	1,122	0.09
Unvested shares repurchased	28	—	0.03
Exercised	—	(860)	0.11
Canceled	374	(374)	0.23

Balances, December 31, 2002	526	7,909	0.15
Authorized	28,522	—	—
Granted	(31,427)	31,427	0.04
Exercised	—	(986)	0.09
Canceled	4,566	(4,566)	0.06

Balances, December 31, 2003	2,187	33,784	0.06
Authorized (unaudited)	5,000	—	—
Granted (unaudited)	(3,551)	3,551	0.04
Exercised (unaudited)	—	(12,892)	0.05
Canceled (unaudited)	38	(38)	0.50

Balances, March 31, 2004 (unaudited)	3,674	24,405	0.06

        Option grants outstanding as of December 31, 2003 and the related weighted average price and contractual life information are as follows (shares in thousands):

	Options Outstanding
Weighted Average Exercise Price	Options at December 31, 2003	Weighted Average Remaining Contractual Life (Years)	Options Vested at December 31, 2003
$0.03	147	7.32	147
0.04	27,187	9.17	13,538
0.09	5,158	8.55	4,552
0.30	675	9.98	598
0.50	617	8.42	493

	33,784		19,328

        As of December 31, 2003, 19,907,869 options were exercisable.

Deferred Stock Compensation Expense

        In connection with options granted to employees to purchase common stock, the Company recorded deferred stock compensation of approximately $9.7 million for the year ended December 31, 2003 and $2.0 million for the quarter ended March 31, 2004 (unaudited). Such amounts represent, for employee stock options, the difference between the exercise price and the deemed fair market value of the Company's common stock at the date of grant. The deferred charges for employee options are being amortized to expense over the vesting period, using a multiple option valuation approach, an accelerated basis in accordance with FASB Interpretation No. 28. Net stock compensation expense was $5.3 million for the year ended December 31, 2003. and $1.2 million (unaudited) for the period ended March 31, 2004.

NOTE 8—EMPLOYEE BENEFIT PLAN:

        The Company has a retirement savings plan (the "Savings Plan") which qualifies as a deferred savings plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the Savings Plan and allowed to contribute up to 60.0% of the total compensation, not to exceed the maximum amount allowed by the applicable statutory prescribed limit. The Company is not required to contribute, nor has it contributed, to the Plan for any of the periods presented.

NOTE 9—INCOME TAXES:

        The temporary differences that give rise to significant components of the net deferred tax assets are as follows (in thousands):

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$17,381	$27,071
Depreciation and amortization	8,147	2,622
Research and development credits	1,383	4,228
Accruals and other	156	649

	27,067	34,570
Valuation allowance	(27,067)	(34,570)

	$—	$—

        At December 31, 2003, the Company had approximately $73.7 million and $34.7 million of federal and state net operating loss carryforwards, respectively, available to reduce future taxable income which will begin to expire in 2019 for federal and 2009 for state tax purposes, respectively. For federal and state tax purposes, a portion of the Company's net operating loss and credit carryforwards may be subject to certain limitations on utilization in case of a change in ownership, as defined by federal and state tax law.

        The Company has research and development tax credits of approximately $2.4 million and $2.5 million for federal and state income tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning 2019. The California credit can be carried forward indefinitely.

        Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realized. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2003 and 2002.

NOTE 10—BORROWINGS:

        Outstanding notes payable balances were as follows (in thousands):

	December 31,
	2002	2003
Convertible subordinated promissory notes with an interest rate of 6.0% per annum	$2,250	$—
Notes payable for equipment, payable in monthly installments of $6,000 to $9,000 at interest rates ranging from 7.3% to 8.5%	215	—

Total minimum installment payments	$2,465	—

        In December 2002, the Company issued $2,250,000 in convertible subordinated promissory notes. The notes bear interest at an annual rate of 6.0%. Upon the issuance of the Series D convertible preferred stock in February 2003, the notes and accrued interest of $2,265,000 automatically converted into Series D convertible preferred stock.

        In May 2000, the Company entered into a loan and security agreement (the "Agreement") for purchases of property and equipment. The Agreement provided for borrowings up to $750,000, which bear interest at a stated rate ranging from 7.3% to 8.5% per annum and an effective rate ranging from 11.1% to 12.2%, which includes a warrant to purchase 21,500 shares of Series B redeemable convertible preferred stock (refer to footnote 12). Borrowings under the Agreement are secured by substantially all of the Company's assets. Both principal and interest were payable monthly. The Company's ability to draw down funds from the Agreement expired in June 2001.

        Capital lease obligations were as follows (in thousands):

	December 31,
			March 31, 2004 (unaudited)
	2002	2003
Capital lease for equipment	$869	$309	$—
Capital lease for software and maintenance	238	1,526	1,459

	1,107	1,835
Less current portion	(825)	(995)	(800)

Capital lease obligations, net of current portion	$282	$840	$659

        In January 2001, the Company entered into a loan and security agreement (the "Loan Agreement") for purchases of property and equipment under a capital lease arrangement. The Loan Agreement provided for borrowings up to $2,500,000, which bear interest at a stated rate of 9.3% per annum and an effective rate, which includes a warrant to purchase 40,000 shares of Series B redeemable convertible preferred stock (refer to footnote 12), of 15.4%. Borrowings under the Loan Agreement are secured by substantially all of the Company's assets. The Company's ability to draw down funds from the Loan Agreement expired in June 2001.

        During 2002 and 2003, the Company acquired equipment, software tools and related maintenance contracts from various vendors, which are paid by installment payments on a monthly or quarterly basis through July 2006, bearing interest at rates ranging from 5.0% to 5.8% per year.

NOTE 11—OPERATING SEGMENT AND GEOGRAPHIC INFORMATION:

        The Company operates in one segment, comprising the design, development and marketing of semiconductors.

        Long-lived assets outside of the United States are insignificant. The following table summarizes net revenue by geographic region, based on the country in which the customer is located:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Japan	—	80.3%	61.5%	54.5%	67.9%
Korea	—	11.8%	35.8%	44.7%	28.8%
Other	—	7.9%	2.7%	0.8%	3.3%

Total revenue	—	100.0%	100.0%	100.0%	100.0%

NOTE 12—WARRANTS

Series B Warrants

        In conjunction with the Loan and Security Agreement entered into in May 2000, the Company issued a warrant to purchase 21,500 shares of Series B convertible preferred stock at $1.9726 per share. The warrant is outstanding at March 31, 2004 and will expire in May 2007. Using the Black-Scholes option pricing model with a term of seven years, volatility of 90.0%, no dividend yield and risk-free interest rate of 6.8%, the Company determined that the fair value of the warrant was $31,000 at the date of issuance, which was amortized to interest expense over the loan commitment term.

        In conjunction with the Loan and Security Agreement in January 2001, the Company issued warrants to purchase 40,000 shares of Series B convertible preferred stock at exercise prices from $1.4170 to $1.9726 per share. The warrants are outstanding at March 31, 2004 and will expire in January 2007. Using the Black-Scholes option pricing model with a term of six years, volatility of 90.0%, no dividend yield and risk-free interest rate of 5.0% per year, the Company determined that the fair value of the warrants were $55,000 at the date of issuance, which was amortized to interest expense over the life of the loan commitment term.

Series C Warrants

        In connection with the sale of Series C convertible preferred stock, the Company issued warrants to purchase 1,160,903 shares of Series C convertible preferred stock at $0.8614 per share in July 2001. The warrant is outstanding at March 31, 2004 and will expire upon the earliest of July 2004, a change in control of the Company, sale of substantially all of the Company's assets or an initial public offering. Using the Black-Scholes option pricing model with a term of three years, volatility of 90.0%, no dividend yield and risk-free interest rate of 4.3% per year, the Company determined that the fair value of the warrant was $557,000 at the date of issuance, which was recorded as a discount on convertible preferred stock.

Series E Warrants (unaudited)

        In connection with advisory services, the Company issued warrants to purchase 466,128 shares (unaudited) of series E convertible preferred stock at $0.6436 per share (unaudited) in March 2004. The warrant is outstanding at March 31, 2004 and will expire upon the earliest of March 2009, a change in control of the Company, sale of substantially all of the Company's assets or an initial public offering. The warrants vest monthly over a period of twelve months. Using the Black-Scholes option pricing model, with a term of five years, volatility of 90.0%, no dividend yield and risk-free interest rate of 2.0% per year, the Company determined that the fair value of the warrant was $210,000 (unaudited) at March 31, 2004, which is recorded as a selling, general and administrative expense over the vesting period.

NOTE 13—CONTINGENCIES AND COMMITMENTS:

        The Company leases office space and equipment under non-cancelable operating and capital leases with various expiration dates through 2005. Rent expense for the years ended December 31, 2003 and 2002 was $425,000 and $265,000, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line bases over the lease period, and has accrued for rent expense incurred but not paid.

        Future minimum lease payments under non-cancelable operating and capital leases are as follows (in thousands):

Year Ended December 31,	Capital Leases	Operating Leases
2004	$1,066	$475
2005	637	450
2006	236	434
2007	—	447
2008	—	113

Total minimum lease payments	1,939	$1,919

Less: Amount representing interest	(104)

Present value of minimum lease payments	1,835
Less: Current portion	(995)

Obligations under capital lease, net of current portion	$840

        In connection with capital lease agreements, the Company issued a warrant to purchase 15,208 shares of Series B convertible preferred stock at $1.9726 per share in April 2000. The warrant is outstanding at March 31, 2004 and will expire in April 2007. Using the Black-Scholes option-pricing model, the Company determined that the fair value of the warrant was $21,000 at the date of issuance, which was amortized to interest expense over the life of the lease.

Indemnities, Commitments and Guarantees

        During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions.

These indemnities include intellectual property indemnities to the Company's customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties' technology based upon the Company's products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of California. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

NOTE 14—SUBSEQUENT EVENTS

Adoption of the 2004 Equity Incentive Plan

        On June 24, 2004, the Company adopted the 2004 Equity Incentive Plan, (the "2004 Plan"), subject to the closing of their initial public offering. The 2004 Plan will initially have up to 14.5 million shares of common stock reserved for issuance there under. The 2004 Plan allows for the issuance of incentive and nonqualified stock options, restricted stock, stock appreciation rights, deferred stock units, performance units and performance shares to our employees, directors and consultants.

Adoption of the 2004 Employee Stock Purchase Plan

        On June 24, 2004, the Company adopted the 2004 Employee Stock Purchase Plan, (the "ESPP"), subject to the closing of their initial public offering. A total of 1,000,000 shares of the Company's common stock will be made available for sale under the ESPP. All of the Company's employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than 5 months in any calendar year. The Company's 2004 ESPP is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except that the first offering period will commence on the first trading day on or after the effective date of this offering and will end on the earlier of (1) the first trading day on or after November 1, 2006 and (2) twenty-seven months after the offering period commences, and the second offering period will commence on the first trading day on or after May 1, 2005.

        On June 24, 2004, the Company's Board of Directors authorized management to file a registration statement on Form S-1 to register shares of common stock.

        In April 2004, the Company increased the number of authorized shares to 43.0 million of preferred stock, including 11.0 million of Series D Preferred Stock and 6.3 million of Series E Preferred Stock, and 75.0 million of Common Stock.

        In April and May of 2004, the Company issued 3,262,896 shares of Series E convertible preferred stock for gross proceeds of $2.1 million.

NOTE 15—UNAUDITED PRO FORMA NET LOSS PER SHARE

        Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of redeemable convertible preferred stock upon the closing of the Company's initial public offering (using the as-converted method) for the year ended December 31, 2003 and the three months ended March 31, 2004 as if the closing occurred at the beginning of fiscal 2003. The following table sets forth the computation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
	(unaudited)	(unaudited)
Numerator:
Net loss	$(29,870)	$(4,922)

Denominator:
Weighted-average common shares outstanding	8,631	19,367
Less: Unvested common shares subject to repurchase	(330)	(4,869)
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A, B, C, D and E redeemable convertible preferred stock from the date of issuance	157,807	163,544

Total shares used in computing basic and diluted pro forma net loss per share	166,108	178,042

Pro forma net loss per common share:
Basic and diluted	$(0.18)	$(0.03)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq National Market listing fee.

Amount To Be Paid
SEC registration fee		$10,770
NASD filing fee		$9,000
Nasdaq listing fee		*
Printing and engraving expenses
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

        The registrant's certificate of incorporation and bylaws will provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

        In addition, the registrant intends to enter into separate indemnification agreements with its directors, officers which will require the registrant, among other things, to indemnify them against expenses, judgments, fines, settlements, and other amounts and certain liabilities (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, which may arise by reason of their status as directors, officers or certain other employees. This indemnification obligation is conditioned on such person to have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

        The registrant intends to maintain a directors' and officers' insurance policy. The policy is expected to insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburse the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy will contain various exclusions, none of which apply to the offering.

        These indemnification provisions and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

        Since June 1, 2001, the registrant has sold and issued the following unregistered securities:

           (1)  From June 1, 2001 through June 1, 2004, the registrant had issued 15,217,816 shares of common stock under the 1999 Stock Option Plan with exercise prices ranging from $0.04 to $0.50 per share, and as of June 1, 2004, 30,586,850 shares of common stock are issuable upon exercise of outstanding options, with exercise prices ranging from $0.04 to $0.67 per share.

           (2)  In June 2001 and November 2001, the registrant granted options exercisable for an aggregate of 229,000 shares of common stock with an exercise price of $0.09 per share, and as of June 1, 2004, 69,000 shares of common stock are issuable upon exercise of outstanding options, with an exercise price of $0.09 per share to various consultants, including an entity affiliated with G. Venkatesh.

           (3)  In March 2001 and June 2001, the registrant issued to various investors convertible Series C promissory notes which were converted into an aggregate of approximately 3,079,266 shares of series C preferred stock to funds affiliated with Sequoia Capital, 1,564,665 shares to of series C preferred stock to funds affiliated with Greylock Limited Partners, 290,983 shares to of series C preferred stock to funds affiliated with Walden International, 1,562,784 shares of series C preferred stock to funds affiliated with TeleSoft Partners and 291,131 shares of series C preferred stock to Ridgewood Ikanos, LLC.

           (4)  In July 2001, September 2001, December 2001, February 2002 and July 2002, the registrant sold an aggregate of 41,493,993 shares of series C preferred stock at a price of $0.8614 per share for an aggregate offering price of $35,742,925.57 to various investors including funds affiliated with Greylock Limited Partners, Walden International, TeleSoft Partners, Ridgewood Ikanos LLC, G. Venkatesh and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

           (5)  In July 2001, in connection with the series C preferred stock financing, the registrant issued warrants to purchase an aggregate of 1,160,903 shares of series C preferred stock to funds affiliated with Greylock Limited Partners, Walden International, TeleSoft Partners and Anthelion Capital. The warrants have an exercise price of $0.8614 per share.

           (6)  In December 2002, the registrant issued to various investors convertible series D promissory notes which were converted into an aggregate of approximately 4,755,529 shares of series D preferred stock to funds affiliated with Sequoia Capital, 1,585,176 shares to of series D preferred stock to funds affiliated with Greylock Limited Partners and 792,588 shares to of series D preferred stock to funds affiliated with Walden International.

           (7)  In January 2003 and February 2003, the registrant sold an aggregate of 104,000,000 shares of series D preferred stock at a price of $0.3176 per share for an aggregate offering price of $33,030,400.00 to various investors including funds affiliated with Greylock Limited Partners,

  Walden International, TeleSoft Partners, Ridgewood Ikanos LLC, G. Venkatesh and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

           (8)  In March 2004, April 2004 and May 2004, we sold an aggregate of 25,015,533 shares of series E preferred stock at a price of $0.6436 per share for an aggregate offering price of $16,099,999.04 to various investors including funds affiliated with Greylock Limited Partners, Walden International, TeleSoft Partners and Ridgewood Ikanos LLC,.

           (9)  In March 2004, in connection with the series E preferred stock financing, the registrant issued warrants to purchase an aggregate of 466,128 shares of series E preferred stock to Copan, Inc. The warrants have an exercise price of $0.6436 per share.

         (10)  From June 1, 2001 through June 1, 2004, the registrant had issued 451,668 shares of common stock to various consultants and service providers in connection with services rendered to the registrant with a fair market value ranging from $0.04 to $0.40 per share

        The registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (1) above under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

        The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (2), (3), (4), (5), (6), (7), (8), (9) and (10) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1*	Agreement and Plan of Merger between the registrant and Ikanos Communications, Inc., a Delaware corporation.
3.1*	Certificate of Incorporation of Registrant.
3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant to be filed upon the closing of the offering made under the Registration Statement.
3.3*	Form Bylaws of Registrant.
4.1*	Form of Registrant's Common Stock Certificate.
4.2	Fourth Amended and Restated Investor Rights Agreement, dated as of March 5, 2004, between the Registrant and the parties named therein.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2	1999 Stock Option Plan and related form agreements thereunder.
10.3*	2004 Equity Incentive Plan and related form agreements thereunder to be effective upon the closing of the initial public offering.
10.4*	2004 Employee Stock Purchase Plan to be effective upon the closing of the initial public offering.
10.5	Office Lease Agreement dated as of March 27, 2003, between registrant and Prologis Trust, and amendments thereto.
10.6	Offer letter, dated August 6, 1999, between the registrant and Rajesh Vashist.
10.7	Offer letter, dated August 29, 2003, between the registrant and Daniel K. Atler.
10.8	Offer letter, dated November 29, 2001, between the registrant and Lionel Bonnot.
10.9	Offer letter, dated April 6, 2001, between the registrant and Richard Sekar.
10.10	Offer letter, dated October 8, 2003, between the registrant and Derek Obata.
10.11	Offer letter, dated November 19, 1999, between the registrant and Anoop Khurana.
10.12	Offer letter, dated March 10, 2000, between the registrant and Rouben Toumani.
10.13	Offer letter, dated July 24, 2001, between the registrant and Yehoshua Rom.
10.14	Restricted stock purchase agreement and related agreements between Registrant and Behrooz Resvani.
10.15**	Product Development Agreement, dated October 30, 2003, between registrant and Sasken Communication Technologies, Ltd.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm.
24.1	Power of Attorney (See page II-6 of this Registration Statement).

*
To be supplied by amendment.

**
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission. To be supplied by amendment.

(b)
Financial Statement Schedules

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

           (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this 25th day of June, 2004.

IKANOS COMMUNICATIONS
By:	/s/ RAJESH VASHIST Rajesh Vashist President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Rajesh Vashist and Daniel K. Atler and each one of them acting individually, his true and lawful attorney-in-fact and agents, each with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ RAJESH VASHIST (Rajesh Vashist)	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 25, 2004
/s/ DANIEL K. ATLER (Daniel K. Atler)	Chief Financial Officer (Principal Financial and Accounting Officer)	June 25, 2004
/s/ ROGER EVANS (Roger Evans)	Director	June 25, 2004
/s/ DANIAL FAIZULLABHOY (Danial Faizullabhoy)	Director	June 25, 2004
/s/ MICHAEL GOGUEN (Michael Goguen)	Director	June 25, 2004
/s/ MICHAEL GULETT (Michael Gulett)	Director	June 25, 2004
/s/ G. VENKATESH (G. Venkatesh)	Director	June 25, 2004

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
1.1*	Form of Underwriting Agreement.
2.1*	Agreement and Plan of Merger between the registrant and Ikanos Communications, Inc., a Delaware corporation.
3.1*	Certificate of Incorporation of Registrant.
3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant to be filed upon the closing of the offering made under the Registration Statement.
3.3*	Form Bylaws of Registrant.
4.1*	Form of Registrant's Common Stock Certificate.
4.2	Fourth Amended and Restated Investor Rights Agreement, dated as of March 5, 2004, between the Registrant and the parties named therein.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2	1999 Stock Option Plan and related form agreements thereunder.
10.3*	2004 Equity Incentive Plan and related form agreements thereunder to be effective upon the closing of the initial public offering.
10.4*	2004 Employee Stock Purchase Plan to be effective upon the closing of the initial public offering.
10.5	Office Lease Agreement dated as of March 27, 2003, between registrant and Prologis Trust, and amendments thereto.
10.6	Offer letter, dated August 6, 1999, between the registrant and Rajesh Vashist.
10.7	Offer letter, dated August 29, 2003, between the registrant and Daniel K. Atler.
10.8	Offer letter, dated November 29, 2001, between the registrant and Lionel Bonnot.
10.9	Offer letter, dated April 6, 2001, between the registrant and Richard Sekar.
10.10	Offer letter, dated October 8, 2003, between the registrant and Derek Obata.
10.11	Offer letter, dated November 19, 1999, between the registrant and Anoop Khurana.
10.12	Offer letter, dated March 10, 2000, between the registrant and Rouben Toumani.
10.13	Offer letter, dated July 24, 2001, between the registrant and Yehoshua Rom.
10.14	Restricted stock purchase agreement between Registrant and Behrooz Rezvani.
10.15**	Product Development Agreement, dated October 30, 2003, between registrant and Sasken Communication Technologies Ltd.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm.
24.1	Power of Attorney (See page II-6 of this Registration Statement).

*
To be supplied by amendment.

**
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission. To be supplied by amendment.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE CAN YOU FIND ADDITIONAL INFORMATION
IKANOS COMMUNICATIONS INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
IKANOS COMMUNICATIONS CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
IKANOS COMMUNICATIONS CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
IKANOS COMMUNICATIONS CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
IKANOS COMMUNICATIONS NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX